AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ROVI CORPORATION,

TIVO INC.,

TITAN TECHNOLOGIES CORPORATION,

NOVA ACQUISITION SUB, INC.

AND

TITAN ACQUISITION SUB, INC.

i

ii

iii

Exhibits
Exhibit A Form of Rovi Surviving Corporation Certificate of Incorporation
Exhibit B Form of TiVo Surviving Corporation Certificate of Incorporation
Exhibit C Form of Parent Certificate of Incorporation and By-laws

Schedules
Schedule A List of TiVo Itemized Customers

iv

Index of Defined Terms

Term	Section Reference
Affiliate	8.16(a)
Agreement	Preamble
Appraisal Shares	2.6
Average Rovi Stock Price	2.2(e)(ii)
Bankruptcy and Equity Exception	3.3(a)
Board Size	5.13
Business Day	8.16(a)
Cash Portion Exchange Ratio	2.9(a)
Closing	1.3
Closing Date	1.3
Code	Recitals
Confidentiality Agreement	8.16(a)
Contract	3.3(d)
Controlled Group Date	5.12(d)
Cooley	5.19
Covered Consultant	8.16(a)
Covered Employee	5.12(a)
DGCL	1.2(b)
Effective Times	1.4(b)
environment	3.21(c)
Environmental Claim	3.21(c)
Environmental Law	3.21(c)
ERISA	3.8(a)
ERISA Affiliate	3.8(c)
Exchange Act	3.3(c)
Exchange Agent	2.7(a)
Exchange Fund	2.7(a)
Exchange Ratio	2.2(d)
Filings	3.11(b)
Final Offering	2.9(e)
GAAP	8.16(a)
Governmental Entity	3.3(c)
HSR Act	3.3(c)
Indemnitee	5.10(a)
Indemnitees	5.10(a)
Intellectual Property	3.14(a)
Intervening Event	8.16(a)
Joint Proxy Statement/Prospectus	8.16(a)
Knowledge	8.16(a)
known	8.16(a)
Law	3.7(a)
Laws	3.7(a)
Lien	8.16(a)

i

Material Adverse Effect	8.16(a)
Materials of Environmental Concern	3.21(c)
Merger Subs	Preamble
Mergers	1.2(a)
NASDAQ	2.2(e)(ii)
Order	8.16(a)
Outside Date	7.1(b)(ii)
Parent	Preamble
Parent Common Stock	2.1(d)
Parent Converted Restricted Stock Award	2.9(c)
Parent Restricted Stock Award	2.9(b)
Parent RSU	2.9(d)
Parent Stock Option	2.9(a)
Parties	Preamble
Party	Preamble
Per Share Cash Amount	2.2(e)(i)
Per Share Option Payment	2.9(f)
Per Share Stock Amount	2.2(b)
Permitted Lien	8.16(a)
Permitted Refinancing	5.1(c)
Person	8.16(a)
Principal Party	Preamble
Proceeding	8.16(a)
Public Statement	5.6
Reference Date	3.6
Registration Statement	3.11(b)
Regulatory Action	5.9(e)
release	3.21(c)
Representatives	3.25
Rovi	Preamble
Rovi 401(k) Plan	5.12(d)
Rovi Adverse Recommendation Change	5.3(c)
Rovi Benefit Plans	4.8(a)
Rovi Board	Recitals
Rovi Bond Hedge Options	8.16(a)
Rovi Capital Stock	4.2(a)
Rovi Certificate	2.1(d)
Rovi Certificate of Merger	1.4(a)
Rovi Common Stock	2.1
Rovi Convertible Senior Notes	8.16(a)
Rovi Convertible Senior Notes Indenture	8.16(a)
Rovi Disclosure Schedule	Article IV
Rovi Effective Time	1.4(b)
Rovi ESPP	2.10(c)
Rovi Foreign Plan	4.8(a)
Rovi Insurance Policies	4.20(a)

Rovi License-In Agreements	4.14(b)
Rovi Material Adverse Effect	8.16(a)
Rovi Merger	1.1(a)
Rovi Merger Consideration	2.1(b)
Rovi Merger Sub	Preamble
Rovi Permits	4.7(c)
Rovi Preferred Stock	4.2(a)
Rovi Recommendation	4.3(a)
Rovi Restricted Stock Award	2.10(a)
Rovi RSU	2.10(a)
Rovi SEC Documents	4.4(a)
Rovi SEC Financial Statements	4.4(b)
Rovi Specified Approvals	4.3(c)
Rovi Specified Contract	4.17(a)
Rovi Stock Option	2.10(a)
Rovi Stock Plans	2.10(a)
Rovi Stockholder Approval	4.3(b)
Rovi Stockholders Meeting	5.3(c)
Rovi Surviving Corporation	Recitals
Rovi Warrants	8.16(a)
Sarbanes-Oxley Act	3.5(a)
SEC	3.4(a)
Section 262	2.6
Securities Act	3.3(c)
Skadden	5.19
Stock Award Exchange Ratio	2.9(a)
Subsidiary	8.16(a)
Superior Proposal	5.4(f)(ii)
Surviving Corporations	Recitals
Takeover Proposal	5.4(f)(i)
Tax Return	3.12(b)
Taxes	3.12(b)
Termination Fee	8.16(a)
TiVo	Preamble
TiVo 401(k) Plan	5.12(d)
TiVo Adverse Recommendation Change	5.3(b)
TiVo Benefit Plans	3.8(a)
TiVo Board	Recitals
TiVo Bond Hedge Counterparties	5.20(b)
TiVo Bond Hedge Options	8.16(a)
TiVo Book-Entry Shares	2.2(c)
TiVo Capital Stock	3.2(a)
TiVo Certificate	2.2(c)
TiVo Certificate of Merger	1.4(a)
TiVo Common Stock	2.2
TiVo Convertible Senior Notes	8.16(a)

TiVo Convertible Senior Notes Indenture	8.16(a)
TiVo Designated Contracts	8.16(a)
TiVo Disclosure Schedule	Article III
TiVo Effective Time	1.4(b)
TiVo ESPP	2.9(e)
TiVo Foreign Plan	3.8(a)
TiVo Insurance Policies	3.20(a)
TiVo License-In Agreements	3.14(b)
TiVo Material Adverse Effect	8.16(a)
TiVo Merger	1.2(a)
TiVo Merger Consideration	2.2(c)
TiVo Merger Sub	Preamble
TiVo Performance Stock Award	2.9(c)
TiVo Permits	3.7(c)
TiVo Preferred Stock	3.2(a)
TiVo Recommendation	3.3(a)
TiVo Restricted Stock Award	2.9(b)
TiVo RSU	2.9(d)
TiVo SEC Documents	3.4(a)
TiVo SEC Financial Statements	3.4(b)
TiVo Specified Approvals	3.3(c)
TiVo Specified Contract	3.17(a)
TiVo Stock Option	2.9(a)
TiVo Stock Plans	2.9(a)
TiVo Stockholder Approval	3.3(b)
TiVo Stockholders Meeting	5.3(b)
TiVo Surviving Corporation	Recitals
TiVo Warrants	8.16(a)
Trading Day	2.2(e)(iii)
Transaction Litigation	5.14
Transactions	1.2(a)
WARN Act	3.13(d)
Willful Breach	8.16(a)

AGREEMENT AND PLAN OF MERGER
Agreement and Plan of Merger, dated as of April 28, 2016 (this “Agreement”), by and among Rovi Corporation, a Delaware corporation (“Rovi”), TiVo Inc., a Delaware corporation (“TiVo”), Titan Technologies Corporation, a Delaware corporation and a wholly owned Subsidiary of Rovi (“Parent”), Nova Acquisition Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Rovi Merger Sub”), and Titan Acquisition Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“TiVo Merger Sub” and, together with Rovi Merger Sub, the “Merger Subs”). Rovi, TiVo, Parent, Rovi Merger Sub and TiVo Merger Sub are referred to herein collectively as the “Parties” and individually as a “Party,” and Rovi and TiVo are each referred to as a “Principal Party”.
W I T N E S S E T H:
Whereas, in anticipation of the Mergers, Rovi has formed (i) Parent, (ii) Rovi Merger Sub and (iii) TiVo Merger Sub;
Whereas, (i) each of Rovi, Parent and Rovi Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Article VI, to effect the Rovi Merger upon the terms and conditions set forth in this Agreement whereby Rovi Merger Sub shall be merged with and into Rovi, with Rovi as the surviving entity in the Rovi Merger (the “Rovi Surviving Corporation”) and the Rovi Surviving Corporation becoming a wholly owned subsidiary of Parent and (ii) immediately following consummation of the Rovi Merger, each of TiVo, Parent and TiVo Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Article VI, to effect the TiVo Merger upon the terms and conditions set forth in this Agreement, whereby TiVo Merger Sub shall be merged with and into TiVo, with TiVo as the surviving entity in the TiVo Merger (the “TiVo Surviving Corporation” and, together with the Rovi Surviving Corporation, the “Surviving Corporations”), and the TiVo Surviving Corporation becoming a wholly owned subsidiary of Parent;
Whereas, the Boards of Directors of each of Rovi, TiVo, Parent, Rovi Merger Sub and TiVo Merger Sub have each determined that it is advisable and in the best interests of their respective companies and stockholders to consummate the Mergers and the Transactions (as defined below) on the terms and conditions set forth herein;
Whereas, the Board of Directors of TiVo (the “TiVo Board”) has, subject to Sections 5.3(b) and 5.4, resolved to recommend the adoption of this Agreement by the TiVo stockholders;
Whereas, the Board of Directors of Rovi (the “Rovi Board”) has, subject to Sections 5.3(c) and 5.4, resolved to recommend the adoption of this Agreement by the Rovi stockholders;
Whereas, for U.S. federal income tax purposes, (i) it is intended that the Mergers, taken together, will be treated as an “exchange” described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder; (ii) it is intended that the Rovi Merger will qualify as a “reorganization” within the meaning of

Section 368(a) of the Code and the regulations promulgated thereunder; and (iii) it is intended that this Agreement will be, and is, adopted as a plan of reorganization; and
Whereas, Rovi, TiVo, Parent, Rovi Merger Sub and TiVo Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.
Now, therefore, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Rovi, TiVo, Parent and the Merger Subs agree as follows:
ARTICLE I
THE MERGERS
1.1    The Rovi Merger.
(a)    At the Rovi Effective Time, Rovi Merger Sub shall be merged with and into Rovi (the “Rovi Merger”) in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of Rovi Merger Sub shall cease and Rovi shall continue as the Rovi Surviving Corporation. As a result of the Rovi Merger, the Rovi Surviving Corporation shall become a wholly owned Subsidiary of Parent.
(b)    From and after the Rovi Effective Time, the Rovi Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Rovi and Rovi Merger Sub, all as provided under the DGCL.
1.2    The TiVo Merger.
(a)    At the TiVo Effective Time, TiVo Merger Sub shall be merged with and into TiVo (the “TiVo Merger” and, together with the Rovi Merger, the “Mergers”) in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of TiVo Merger Sub shall cease and TiVo shall continue as the TiVo Surviving Corporation. As a result of the TiVo Merger, the TiVo Surviving Corporation shall become a wholly owned Subsidiary of Parent. The Mergers and other transactions contemplated by this Agreement are referred to herein as the “Transactions.” References herein to “Rovi” or “TiVo” with respect to the period from and after the Rovi Effective Time or the TiVo Effective Time, as the case may be, shall be deemed to be references to the Rovi Surviving Corporation or the TiVo Surviving Corporation, as the case may be.
(b)    From and after the TiVo Effective Time, the TiVo Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of TiVo and TiVo Merger Sub, all as provided under the Delaware General Corporation Law (the “DGCL”).
1.3    Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Cooley LLP, 3175 Hanover Street, Palo Alto, California at 6:00 a.m. local time, as soon as practicable (but, subject to the satisfaction or, to the extent permitted hereunder, waiver of the applicable conditions set forth in Article VI, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article VI (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions) or at such other time and place as Rovi and TiVo shall agree. The date and time on which the Closing occurs is referred to herein as the “Closing Date.”
1.4    Effective Times.
(a)    On the Closing Date, each of the following filings shall be made substantially concurrently with the other: (i) Rovi shall file a certificate of merger (the “Rovi Certificate of Merger”), in accordance with the relevant provisions of the DGCL, with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Rovi Merger and (ii) TiVo shall file a certificate of merger (the “TiVo Certificate of Merger”) with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required by the DGCL in connection with the TiVo Merger.
(b)    (i) The Rovi Merger shall become effective at such time as the Rovi Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as TiVo and Rovi shall agree and specify in the Rovi Certificate of Merger (such time as the Rovi Merger becomes effective being the “Rovi Effective Time”) and (ii) immediately following consummation of the Rovi Merger, the TiVo Merger shall become effective at such time as the TiVo Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as Parent and TiVo shall agree and specify in the TiVo Certificate of Merger (such time as the TiVo Merger becomes effective being the “TiVo Effective Time”, and such time as the Mergers become effective being the “Effective Times”).
1.5    Certificate of Incorporation and By-laws.
(a)    At the Rovi Effective Time, the certificate of incorporation of the Rovi Surviving Corporation shall be amended and restated pursuant to the Rovi Merger in its entirety as forth on Exhibit A, until thereafter changed or amended as provided therein or by applicable Law. The name of the Rovi Surviving Corporation immediately after the Rovi Effective Time shall be “Rovi Corporation”.
(b)    At the TiVo Effective Time, the certificate of incorporation of the TiVo Surviving Corporation shall be amended and restated pursuant to the TiVo Merger in its entirety as set forth on Exhibit B. The name of the TiVo Surviving Corporation immediately after the TiVo Effective Time shall be “TiVo Inc.”.
(c)    At the TiVo Effective Time, the by-laws of the TiVo Surviving Corporation shall be amended and restated pursuant to the TiVo Merger to be identical to the by-laws of the TiVo Merger Sub, except that such by-laws shall be amended to contain provisions concerning exculpation, indemnification and advancement of expenses identical to those in TiVo’s by-laws as of the date of this Agreement. At the Rovi Effective Time, the by-laws of the

Rovi Surviving Corporation shall be amended and restated pursuant to the Rovi Merger to be identical to the bylaws of the Rovi Merger Sub.
(d)    Each of the certificate of incorporation and by-laws of Parent at the Rovi Effective Time shall be in the form set forth in Exhibit C attached hereto, and the name of Parent immediately after such time shall be “TiVo Corporation”.
1.6    Directors and Officers of the Surviving Corporations.
(a)    From and after the TiVo Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of TiVo Merger Sub at the TiVo Effective Time shall be the directors of the TiVo Surviving Corporation and (ii) the officers of TiVo Merger Sub at the TiVo Effective Time shall be the officers of the TiVo Surviving Corporation.
(b)    From and after the Rovi Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Rovi Merger Sub at the Rovi Effective Time shall be the directors of the Rovi Surviving Corporation and (ii) the officers of Rovi Merger Sub at the Rovi Effective Time shall be the officers of the Rovi Surviving Corporation.
ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
2.1    Effect on Capital Stock of Rovi and Rovi Merger Sub. At the Rovi Effective Time, by virtue of the Rovi Merger and without any action on the part of Rovi, Parent, Rovi Merger Sub or any holder of any shares of Rovi common stock, $0.001 par value per share (“Rovi Common Stock”):
(a)    All shares of Rovi Common Stock that are held by Rovi as treasury stock or that are owned by Rovi, Rovi Merger Sub or any other wholly owned Subsidiary of Rovi immediately prior to the Rovi Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(b)    Subject to Sections 2.1(a), 2.4 and 2.10, each share of Rovi Common Stock issued and outstanding immediately prior to the Rovi Effective Time shall be converted into one fully paid and nonassessable share of Parent Common Stock (the “Rovi Merger Consideration”).
(c)    Each share of common stock of Rovi Merger Sub issued and outstanding immediately prior to the Rovi Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Rovi Surviving Corporation.
(d)    All of the shares of Rovi Common Stock converted into shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) pursuant to this Section 2.1 shall cease to be outstanding and shall cease to exist and, as of the Rovi Effective Time, the holders of Rovi Common Stock shall be deemed to have received shares of Parent Common Stock (without the requirement for the surrender of any certificate previously representing any such shares of Rovi Common Stock or issuance of new certificates representing Parent Common Stock), with each certificate representing shares of Rovi Common Stock (a “Rovi Certificate”) prior to the Rovi Effective Time being deemed to represent automatically an equivalent number of shares of Parent Common Stock.
2.2    Effect on Capital Stock of TiVo and TiVo Merger Sub. At the TiVo Effective Time, by virtue of the TiVo Merger and without any action on the part of TiVo, Parent, TiVo Merger Sub or any holder of any shares of TiVo common stock, $0.001 par value per share (“TiVo Common Stock”):
(a)    All shares of TiVo Common Stock that are held by TiVo as treasury stock or that are owned by TiVo, TiVo Merger Sub or any wholly owned Subsidiary of TiVo immediately prior to the TiVo Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(b)    Subject to Sections 2.2(a), 2.4, 2.5 and 2.6, each share of TiVo Common Stock issued and outstanding immediately prior to the TiVo Effective Time (excluding any Appraisal Shares) shall be converted into and shall thereafter represent the following consideration: (i) the right to receive the Per Share Cash Amount and (ii) that number of validly issued, fully paid and non-assessable shares of Parent Common Stock, in an amount equal to the Exchange Ratio (such number of shares or fraction of a share, the “Per Share Stock Amount”).
(c)    The shares of Parent Common Stock to be issued, and cash payable, upon the conversion of shares of TiVo Common Stock pursuant to this Section 2.2 and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.5 are referred to collectively as “TiVo Merger Consideration.” As of the TiVo Effective Time, all such shares of TiVo Common Stock shall cease to be outstanding and shall cease to exist, and each holder of a certificate representing any such shares of TiVo Common Stock (a “TiVo Certificate”) or shares of TiVo Common Stock held in book entry form (“TiVo Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, subject to and in accordance with the applicable provision(s) of Section 2.7, and in accordance with Sections 2.2(b) and 2.2(c), the TiVo Merger Consideration and any other amounts herein provided, without interest.
(d)    Subject to Section 2.4, for purposes of this Agreement, the “Exchange Ratio” shall mean the following (in each case rounded to four decimal places):
(i)    If the Average Rovi Stock Price is greater than $25.00, then the Exchange Ratio will be 0.3180.
(ii)    If the Average Rovi Stock Price is greater than or equal to $16.00 but less than or equal to $25.00, then the Exchange Ratio shall be the quotient of $7.95 divided by the Average Rovi Stock Price; provided, however that, if the Average Rovi Stock Price is less than $18.71 but greater than or equal to $16.00, then Rovi shall elect to set the Exchange Ratio as any fraction, in its sole discretion, between (x) 0.4250 and (y) the fraction obtained by dividing $7.95 by the applicable Average Rovi Stock Price, up to a maximum of 0.4969.
(iii)    If the Average Rovi Stock Price is less than $16.00, then the Exchange Ratio will be, in Roviʼs sole discretion, set at either (x) 0.4969 or (y) the Exchange Ratio that Rovi would have elected under the proviso of Section 2.2(d)(ii) had such provision been applicable.
Rovi shall make a public announcement of its election in the circumstances contemplated by Section 2.2(d)(ii) or Section 2.2(d)(iii) above, to the extent applicable, at least two (2) Trading Days prior to the date of the Effective Times. The Exchange Ratio will be calculated and rounded in all cases to four decimal points, and shall in no event be less than 0.3180 or greater than 0.4969, subject to Section 2.4.
(e)    For purposes of this Agreement:
(i)    the “Per Share Cash Amount” shall mean:
(1)    if Section 2.2(d)(i) above applies, $2.75 per share of TiVo Common Stock, or
(2)    if Section 2.2(d)(ii) above applies, an amount of cash per share of TiVo Common Stock equal to (A) $10.70 minus (B) the product of (1) the Average Rovi Stock Price multiplied by (2) the applicable Exchange Ratio, or
(3)    if Section 2.2(d)(iii) applies, an amount of cash per share of TiVo Common Stock equal to (A) $10.70 minus (B) the product of (1) $16.00 multiplied by (2) the applicable Exchange Ratio.
In no event shall the Per Share Cash Amount exceed $3.90 per share of TiVo Common Stock or be less than $2.75 per share of TiVo Common Stock, subject to Section 2.4.
(ii)    the “Average Rovi Stock Price” shall mean the average of the volume weighted averages of the trading prices of Rovi Common Stock on the NASDAQ Stock Market (“NASDAQ”) (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) on each of the fifteen (15) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Rovi Effective Time; and
(iii)    “Trading Day” shall mean a day on which shares of Rovi Common Stock are traded on NASDAQ.
(f)    Each share of common stock of TiVo Merger Sub issued and outstanding immediately prior to the TiVo Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the TiVo Surviving Corporation.
2.3    Effect on Parent Capital Stock. At the Rovi Effective Time, each share of capital stock of Parent issued and outstanding immediately prior to the Rovi Effective Time shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
2.4    Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Times, the outstanding shares of Parent Common Stock, Rovi Common Stock or TiVo Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the TiVo Merger Consideration, the Exchange Ratio, the Per Share Cash Amount, the Average Rovi Stock Price and any other similarly dependent items, as the case may be, without duplication, shall be equitably adjusted to provide the holders of Rovi Common Stock and TiVo Common Stock the same economic effect as contemplated by this Agreement prior to such event.
2.5    Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of TiVo Common Stock pursuant to Section 2.2, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of TiVo Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to four decimal places. In lieu of any such fractional shares, each holder of TiVo Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.2(b) (or would be entitled but for this Section 2.5) and (B) the Average Rovi Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of TiVo Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of TiVo Common Stock entitled to receive such cash.
2.6    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of TiVo Common Stock that are outstanding immediately prior to the TiVo Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the TiVo Merger Consideration as provided in Section 2.2, but rather the holders of Appraisal Shares shall be entitled to payment by the TiVo Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the TiVo Effective Time into, and to have become exchangeable solely for, the TiVo Merger Consideration as provided in Section 2.2(b). TiVo shall serve prompt notice to Rovi of any demands received by TiVo for appraisal of any shares of TiVo Common Stock, and Rovi shall have the right to participate in all negotiations and Proceedings with respect to such demands. Prior to the TiVo Effective Time, TiVo shall not, without the prior written consent of Rovi, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
2.7    Exchange of TiVo Certificates.
(a)    Prior to the TiVo Effective Time, Parent shall deposit with a nationally recognized financial institution designated by Parent and reasonably acceptable to TiVo (the “Exchange Agent”), it being agreed by the Parties that the American Stock Transfer & Trust Company is acceptable, for the benefit of the holders of shares of TiVo Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, subject to Section 2.7(b)(ii), certificates representing the full number of shares of Parent Common Stock issuable pursuant to Section 2.2 in exchange for outstanding shares of TiVo Common Stock. Prior to the TiVo Effective Time, Rovi shall provide or shall cause to be provided to the Exchange Agent all of the cash necessary to pay the cash portion of the TiVo Merger Consideration, and Parent shall, after the TiVo Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.7(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such initial deposit, Rovi shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.5. Parent shall cause the Exchange Agent to deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.2 or Section 2.5 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.
(b)    Exchange Procedures.
(i)    TiVo Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the TiVo Effective Time, to each holder of record of a TiVo Certificate whose shares were converted into the Parent Common Stock portion of the TiVo Merger Consideration and the right to receive the cash portion of the TiVo Merger Consideration pursuant to Sections 2.2(b) and 2.5, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the TiVo Certificates shall pass, only upon delivery of the TiVo Certificates to the Exchange Agent and shall be in customary form and have such other provisions as are reasonably satisfactory to both of TiVo and Rovi) and (ii) instructions for use in effecting the surrender of the TiVo Certificates in exchange for the TiVo Merger Consideration. Upon surrender of a TiVo Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such TiVo Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable (A) the Per Share Cash Amount, (B) the number of whole shares of Parent Common Stock (which shall be in non-certificated book entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to clause (ii)

of Section 2.2(b) (after taking into account all shares of TiVo Common Stock then held by such holder), (C) any dividends or other distributions payable pursuant to Section 2.7(c)(i) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.5, and the TiVo Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of TiVo Common Stock that is not registered in the transfer records of TiVo, payment may be made and shares may be issued to a Person other than the Person in whose name the TiVo Certificate so surrendered is registered, if such TiVo Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such TiVo Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Subject to Section 2.6, until surrendered as contemplated by this Section 2.7, each TiVo Certificate shall be deemed at any time after the TiVo Effective Time to represent only the Parent Common Stock portion of the TiVo Merger Consideration and the right to receive upon such surrender the cash portion of the TiVo Merger Consideration, in each case, into which the shares of TiVo Common Stock theretofore represented by such TiVo Certificate have been converted pursuant to Section 2.2(b), dividends or other distributions payable pursuant to Section 2.7(c)(i) and cash in lieu of any fractional shares payable pursuant to Section 2.5. No interest shall be paid or accrue on any cash payable upon surrender of any TiVo Certificate.
(ii)    Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of TiVo Book-Entry Shares shall not be required to deliver a TiVo Certificate or an executed letter of transmittal to the Exchange Agent to receive the TiVo Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more TiVo Book-Entry Shares whose shares of TiVo Common Stock were converted into the right to receive the TiVo Merger Consideration and any dividends or other distributions payable pursuant to Section 2.7(c)(ii) shall automatically upon the TiVo Effective Time (or, at any later time at which such TiVo Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the TiVo Effective Time, in respect of each share of TiVo Common Stock (A) the Per Share Cash Amount, (B) the number or shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.2(b), (C) any dividends or distributions payable pursuant to Section 2.7(c)(ii) and (D) cash in lieu of any fractional shares payable pursuant to Section 2.5, and the TiVo Book-Entry Shares of such holder shall forthwith be canceled.
(c)    Distributions with Respect to Unexchanged Shares.
(i)    TiVo Certificates. No dividends or other distributions with respect to Parent Common Stock with a record date after the TiVo Effective Time shall be paid to the holder of any certificate formerly representing TiVo Common Stock with respect to the Parent Common Stock portion of the TiVo Merger Consideration related to such TiVo Certificate, and no cash payment in lieu of fractional shares related to such

TiVo Certificate shall be paid to any such holder pursuant to Section 2.5, until the surrender of such TiVo Certificate in accordance with this Article II. Subject to applicable Law, following surrender of any such TiVo Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.5 and the amount of dividends or other distributions with a record date after the TiVo Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the TiVo Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to shares of Parent Common Stock.
(ii)    Book-Entry Shares. Holders of TiVo Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article II shall be paid (A) at the time of payment and delivery of such Parent Common Stock by the Exchange Agent under Section 2.7(b), the amount of dividends or other distributions with a record date after the TiVo Effective Time theretofore paid with respect to such shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.5 and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the TiVo Effective Time but prior to the time of such payment and delivery by the Exchange Agent under Section 2.7(b) and a payment date subsequent to the time of such payment and delivery by the Exchange Agent under Section 2.7(b) payable with respect to shares of Parent Common Stock.
(d)    The TiVo Merger Consideration issued (and paid) in accordance with the terms of this Article II upon the surrender of the TiVo Certificates (or, automatically, in the case of the TiVo Book-Entry Shares) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of TiVo Common Stock (other than the right to receive the payments and deliveries contemplated by this Article II). After the TiVo Effective Time there shall be no further registration of transfers on the stock transfer books of the TiVo Surviving Corporation of shares of TiVo Common Stock that were outstanding immediately prior to the TiVo Effective Time. If, after the TiVo Effective Time, any TiVo Certificates formerly representing shares of TiVo Common Stock are presented to the TiVo Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.
(e)    Any portion of the Exchange Fund that remains undistributed to the holders of TiVo Common Stock for six (6) months after the TiVo Effective Time shall be delivered to Parent, upon demand, and any holder of TiVo Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the TiVo Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.7(c).
(f)    None of Rovi, Parent, the Merger Subs, TiVo or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.7(e)) properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g)    In the event any TiVo Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such TiVo Certificate to be lost, stolen or destroyed and, to the extent customarily required by Parent or Rovi, the posting by such Person of a bond in reasonable amount as indemnity against any claim that may be made against it with respect to such TiVo Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed TiVo Certificate the shares of Parent Common Stock and the cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed TiVo Certificate been surrendered as provided in this Article II.
(h)    The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent; provided that no such investment or losses thereon shall affect the TiVo Merger Consideration payable to holders of TiVo Common Stock entitled to receive such consideration, including cash in lieu of fractional interests, and Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of shares of TiVo Common Stock entitled to receive such consideration in the amount of any such losses or if for any reason such funds are unavailable for payment to the holders of shares of TiVo Common Stock.
(i)    Each Rovi Certificate immediately prior to the Rovi Effective Time shall, from and after the Rovi Effective Time, represent shares of Parent Common Stock constituting the Rovi Merger Consideration. At the Rovi Effective Time, the Exchange Agent shall exchange by book entry transfer all uncertificated shares of Rovi Common Stock (excluding any shares of Rovi Common Stock to be canceled pursuant to Section 2.1(a)) for shares of Parent Common Stock constituting the Rovi Merger Consideration; provided, however, that if an exchange of Rovi Certificates for new certificates is required by Law or applicable rule or regulation, or is desired at any time by Parent, in its sole discretion, Parent shall arrange for such exchange on a one-for-one-share basis. For the avoidance of doubt, from and after the Rovi Effective Time, the holders of such Rovi Certificates which have been exchanged for certificates of Parent Common Stock, as well as those shares of Rovi Common Stock exchanged by book entry pursuant to this Section 2.7(i), shall be entitled to receive dividends and distributions made with respect to shares of Parent Common Stock.
2.8    Further Assurances. At and after the Effective Times, the officers and directors of Parent, the Rovi Surviving Corporation or the TiVo Surviving Corporation, as applicable, shall be authorized to execute and deliver, in the name and on behalf of the Rovi Surviving Corporation, Rovi Merger Sub or Rovi, or the TiVo Surviving Corporation, TiVo Merger Sub or TiVo, as applicable, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Rovi Surviving Corporation, Rovi Merger Sub or Rovi, or the TiVo Surviving Corporation, TiVo Merger Sub or TiVo, as applicable, any other actions and things necessary to vest, perfect or confirm of record or otherwise in Parent, the Rovi Surviving Corporation or the TiVo Surviving Corporation, as applicable, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Parent, the Rovi Surviving Corporation or the TiVo Surviving Corporation, as applicable, as a result of, or in connection with, the Transactions, including the Mergers.
2.9    TiVo Stock Options, Other Stock-Based Awards and Warrants.
(a)    As of the TiVo Effective Time, each option to acquire shares of TiVo Common Stock (each, a “TiVo Stock Option”) granted under the TiVo Inc. 1999 Non-Employee Directorsʼ Stock Option Plan, the TiVo Inc. 1999 Equity Incentive Plan, and the TiVo Inc. 2008 Equity Incentive Award Plan (collectively, and together with the TiVo ESPP, the “TiVo Stock Plans”) that is outstanding and unexercised immediately prior to the TiVo Effective Time, whether or not then vested or exercisable, other than any TiVo Stock Option that is held by any Person who is not either a Covered Employee or a Covered Consultant, shall automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent and shall be converted into a stock option (a “Parent Stock Option”) to acquire Parent Common Stock in accordance with this Section 2.9. Each such Parent Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the TiVo Stock Option immediately prior to the TiVo Effective Time (but, taking into account any changes thereto provided for in the TiVo Stock Plans, in any award agreement or in such TiVo Stock Option by reason of this Agreement or the Transactions). As of the TiVo Effective Time, each such Parent Stock Option as so assumed and converted (i) shall be exercisable for that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of TiVo Common Stock subject to such TiVo Stock Option and (B) the Stock Award Exchange Ratio, and (ii) the exercise price for each share of Parent Common Stock issuable upon exercise of the Parent Stock Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per share of TiVo Common Stock of such TiVo Stock Option by (y) the Stock Award Exchange Ratio; provided, that the exercise price and the number of shares of Parent Common Stock subject to the Parent Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of TiVo Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. For purposes of this Agreement, “Stock Award Exchange Ratio” means the sum of the Exchange Ratio and the Cash Portion Exchange Ratio. The “Cash Portion Exchange Ratio” means the quotient obtained by dividing (1) the Per Share Cash Amount by (2) the Average Rovi Stock Price.
(b)    As of the TiVo Effective Time, each award of TiVo Common Stock subject to time-based vesting or lapse restrictions (each, a “TiVo Restricted Stock Award”) granted under any TiVo Stock Plan that is outstanding immediately prior to the TiVo Effective Time, other than any TiVo Restricted Stock Award that is held by any Person who is not either a Covered Employee or a Covered Consultant, shall be assumed by Parent and shall, automatically and without any required action on the part of any holder or beneficiary thereof, be converted into a restricted stock award denominated in shares of Parent Common Stock (each, a “Parent Restricted Stock Award”) in accordance with this Section 2.9. Each such Parent Restricted Stock Award shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the TiVo Restricted Stock Award immediately prior to the TiVo Effective Time (but, taking into account any changes thereto provided for in the TiVo Stock

Plans, in any award agreement or in such TiVo Restricted Stock Award by reason of this Agreement or the Transactions), except that each such Parent Restricted Stock Award as so assumed and converted shall cover that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of TiVo Common Stock underlying such TiVo Restricted Stock Award multiplied by (ii) the Stock Award Exchange Ratio.
(c)    As of the TiVo Effective Time, each award of TiVo Common Stock subject to performance-based vesting or lapse restrictions (each, a “TiVo Performance Stock Award”) granted under any TiVo Stock Plan that is outstanding immediately prior to the TiVo Effective Time shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent and shall be converted into a time-based restricted stock award denominated in shares of Parent Common Stock (a “Parent Converted Restricted Stock Award”) in accordance with this Section 2.9. Each such Parent Converted Restricted Stock Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the TiVo Performance Stock Award immediately prior to the TiVo Effective Time but, taking into account any changes thereto provided for in the TiVo Stock Plans, in any award agreement or in such TiVo Performance Stock Award by reason of this Agreement or the Transactions, including that (i) such Parent Converted Restricted Stock Award as so assumed and converted shall cover that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of TiVo Common Stock underlying such TiVo Performance Stock Award, assuming achievement of target-level performance with respect to the performance period applicable thereto, multiplied by (B) the Stock Award Exchange Ratio and; (ii) such Parent Converted Restricted Stock Award shall thereafter be subject to only time-based vesting or lapse restrictions, with such time-based vesting or lapse restrictions deemed to have commenced as of the grant date of the underlying TiVo Performance Stock Award and subject to vesting in three equal annual installments commencing on the first anniversary of such grant date.
(d)    As of the TiVo Effective Time, each restricted stock unit subject to time-based vesting restrictions (each, a “TiVo RSU”) granted under any TiVo Stock Plan that is outstanding immediately prior to the TiVo Effective Time whether vested or unvested shall be assumed by Parent and shall be converted into a restricted stock unit award to acquire Parent Common Stock (each, a “Parent RSU”) in accordance with this Section 2.9. Each such Parent RSU as so assumed and converted shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the TiVo RSU immediately prior to the TiVo Effective Time (but, taking into account any changes thereto provided for in the TiVo Stock Plans, in any award agreement or in such TiVo RSU by reason of this Agreement or the Transactions). As of the TiVo Effective Time, each such Parent RSU as so assumed and converted shall cover that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of TiVo Common Stock underlying to such TiVo RSU multiplied by (ii) the Stock Award Exchange Ratio.
(e)    The right to acquire shares of TiVo Common Stock under the TiVo Inc. 1999 Employee Stock Purchase Plan (the “TiVo ESPP”) is not a TiVo Stock Option for purposes of this Agreement. Prior to the Closing Date, the TiVo Board (or, if appropriate, any committee administering the TiVo ESPP) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the TiVo ESPP: (i) each individual participating in the offering period (as defined in the TiVo ESPP) in progress as of, the Closing Date (the “Final Offering”) shall receive notice of the Transactions no later than twenty (20) days prior to the Closing Date and shall have an opportunity to terminate his or her outstanding purchase rights under the TiVo ESPP; (ii) the Final Offering shall end on no later than the tenth (10th) Business Day prior to the Closing Date; (iii) each TiVo ESPP participant’s accumulated contributions under the TiVo ESPP shall be used to purchase shares of TiVo Common Stock in accordance with the terms of the TiVo ESPP as of the end of the Final Offering; (iv) the applicable purchase price for TiVo Common Stock as set forth in the TiVo ESPP shall not be decreased below the levels set forth in the TiVo ESPP as of the date of this Agreement and (v) the TiVo ESPP shall terminate immediately following the end of the Final Offering and no further rights shall be granted or exercised under the TiVo ESPP thereafter.
(f)    Outstanding TiVo Stock Options held by individuals other than Covered Employees or Covered Consultants, whether vested or unvested, shall not be assumed by Parent and shall (A) become exercisable in full immediately prior to the TiVo Effective Time for fully vested shares of TiVo Common Stock, and (B) to the extent outstanding immediately prior to the TiVo Effective Time, be cancelled and automatically converted into the right to receive for each share of TiVo Common Stock subject to such TiVo Stock Option, (i) (x) the Per Share Cash Amount, and (y) the Per Share Stock Amount minus (ii) the exercise price of such TiVo Stock Option (the net amount of (i) minus (ii), the “Per Share Option Payment”). Payment of the Per Share Option Payment shall be conducted in the same manner as payment of the TiVo Merger Consideration to holders of TiVo Capital Stock as provided in Section 2.7 hereof; provided that payment of the Per Share Option Payment to a former employee of TiVo shall be less any required withholding of Taxes under applicable Law, and any payments of the Per Share Cash Amount (after deduction of withholding Taxes) shall be effected through the TiVo Surviving Corporation’s (or its Affiliate’s) normal payroll processes. The exercise price and any required withholding Taxes will be deducted first from the Per Share Cash Amount, and then from the Per Share Stock Amount (by cancelling a number of shares of Parent Common Stock based on the Average Rovi Stock Price). Notwithstanding the foregoing, in no event shall any amount be payable in respect of any TiVo Stock Option if the exercise price payable in respect of a share of TiVo Common Stock subject to such TiVo Stock Option is equal to or exceeds the sum of the Per Share Stock Amount and the Per Share Cash Amount, and such TiVo Stock Option shall be cancelled at the TiVo Effective Time.
(g)    As of the TiVo Effective Time, any shares of TiVo Common Stock subject to a TiVo Restricted Stock Award that is outstanding immediately prior to the TiVo Effective Time and for which any repurchase rights held by TiVo lapse as of the TiVo Effective Time (including any shares pursuant to a TiVo Performance Stock Award that converts to a Parent Converted Restricted Stock Award and is deemed to vest as of the TiVo Effective Time) shall be cancelled and converted into the right to receive the TiVo Merger Consideration as provided in Section 2.7 hereof; provided that payment of the TiVo Merger Consideration shall be less any required withholding of Taxes under applicable Law and any payments of the Per Share Cash Amount (after deduction of withholding Taxes) shall be effected through the TiVo Surviving Corporation’s (or its Affiliate’s) normal payroll processes. Any required withholding Taxes will be deducted first from the Per Share Cash Amount, and then from the Per Share Stock

Amount (by cancelling a number of shares of Parent Common Stock based on the Average Rovi Stock Price).
(h)    Not later than the Closing Date, TiVo shall deliver to the holders of TiVo Stock Options, TiVo Restricted Stock Awards, TiVo Performance Stock Awards, and TiVo RSUs notices, in a form reasonably acceptable to Parent, setting forth the effect of the Mergers on such holdersʼ rights and describing the treatment of such awards in accordance with this Section 2.9.
(i)    Prior to the TiVo Effective Time, TiVo shall take all necessary action to: (i) effectuate the provisions of this Section 2.9; and (ii) ensure that after the TiVo Effective Time, neither any holder of Parent Stock Options, Parent Restricted Stock Awards, Parent Converted Restricted Stock Awards, or Parent RSUs, or any beneficiary thereof, nor any other participant in any TiVo Stock Plan shall have any right thereunder to acquire any securities of TiVo or to receive any payment or benefit with respect to any award previously granted under the TiVo Stock Plans, except as provided in this Section 2.9. At the TiVo Effective Time, Parent shall assume the TiVo Stock Plans, provided that all references to “TiVo Inc.” in the applicable TiVo Stock Plan and the documents governing the Parent Stock Options, Parent Restricted Stock Awards, Parent Converted Restricted Stock Awards and Parent RSUs will, after the TiVo Effective Time, be deemed references to Parent and the number of shares of Parent Common Stock available for awards under the TiVo Stock Plans shall be determined by adjusting the number of shares of TiVo Common Stock available for awards under the TiVo Stock Plans immediately prior to the TiVo Effective Time in accordance with the Stock Award Exchange Ratio.
(j)    Rovi shall, or shall cause Parent to, reserve for future issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Stock Options, Parent Restricted Stock Awards, Parent Converted Restricted Stock Awards, and Parent RSUs as a result of the actions contemplated by this Section 2.9.
2.10    Rovi Stock Options, Other Stock-Based Awards and Warrants.
(a)    As of the Rovi Effective Time, (i) each stock option (each, a “Rovi Stock Option”) outstanding under any equity compensation plan, agreement or arrangement of Rovi (collectively, and together with the Rovi ESPP, the “Rovi Stock Plans”) that is outstanding immediately prior to the Rovi Effective Time, whether or not then vested or exercisable, shall be assumed by Parent and shall be converted automatically into a Parent Stock Option on substantially the same terms and conditions (including vesting schedule and per share exercise price) as applied to such Rovi Stock Option immediately prior to the Rovi Effective Time; (ii) each award of Rovi Common Stock subject to time-based or performance-based vesting or lapse restrictions that is outstanding under any equity compensation plan, agreement or arrangement of Rovi and that is not then vested (each a “Rovi Restricted Stock Award”) shall be assumed by Parent and shall be converted automatically into a Parent Restricted Stock Award, on substantially the same terms and conditions (including vesting schedule) as applied to such Rovi Restricted Stock Award immediately prior to the Rovi Effective Time; (iii) each restricted stock unit subject to time-based or performance-based vesting restrictions that is outstanding under any equity compensation plan, agreement or arrangement of Rovi, whether or not vested (each, a “Rovi RSU”) shall be assumed by Parent and shall be converted automatically into a Parent RSU on substantially the same terms and conditions (including vesting and issuance schedule) as applied to such Rovi RSU immediately prior to the Rovi Effective Time.
(b)    Not later than the Closing Date, Parent shall deliver to the holders of Rovi Stock Options, Rovi Restricted Stock Awards and Rovi RSUs any required notices setting forth the effect of the Mergers on such holders’ rights and describing the treatment of such awards in accordance with this Section 2.10.
(c)    As of the Rovi Effective Time, any right to purchase shares of Rovi Common Stock under the Rovi Corporation 2008 Employee Stock Purchase Plan (the “Rovi ESPP”) shall be converted into the right to purchase shares of Parent Common Stock, subject to the same terms and conditions as were applicable under the Rovi ESPP, and the Rovi ESPP and such purchase rights shall be assumed by Parent.
(d)    Prior to the Rovi Effective Time, Rovi shall take all necessary action to effectuate the provisions of this Section 2.10. Parent shall reserve for future issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Rovi Stock Options, Rovi Restricted Stock Awards and Rovi RSUs as a result of the actions contemplated by this Section 2.10.
(e)    Not later than the Closing Date, Parent shall file an effective Registration statement on Form S-8 (or other applicable form) with respect to the shares of Parent Common Stock subject to such Parent Stock Options, Parent Restricted Stock Awards, and Parent Converted Restricted Stock Awards, and Parent RSUs, and shall distribute a prospectus relating to such Form S-8, and Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options, Parent Restricted Stock Awards, Parent Converted Restricted Stock Awards and Parent RSUs remain outstanding.
2.11    Withholding. Parent, TiVo and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. Any amount properly deducted or withheld pursuant to this Section 2.11 shall be treated as having been paid to the Person in respect of which such deduction or withholding was made. In the case of any amounts properly withheld from any payments not consisting entirely of cash, Parent or the Exchange Agent shall be treated as though it withheld an appropriate amount of Parent Common Stock otherwise payable pursuant to this Agreement to any holder of TiVo Common Stock, sold such Parent Common Stock for an amount of cash equal to its fair market value at the time of such deemed sale and paid such cash proceeds to the holder of TiVo Common Stock in respect of which such deduction or withholding was made. Parent, TiVo or the Exchange Agent, as applicable, shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required under applicable Law.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF TIVO
Except as disclosed in the TiVo SEC Documents or in the disclosure schedule delivered by TiVo to Rovi prior to the execution of this Agreement and attached hereto (the “TiVo Disclosure Schedule”), TiVo represents and warrants to Rovi, Parent and the Merger Subs as follows:
3.1    Qualification, Organization, Subsidiaries, etc.
(a)    Each of TiVo and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have a TiVo Material Adverse Effect.
(b)    Section 3.1(b) of the TiVo Disclosure Schedule sets forth a complete and correct list of each Subsidiary of TiVo. Section 3.1(b) of the TiVo Disclosure Schedule also sets forth the jurisdiction of organization and percentage of outstanding equity interests (including partnership interests and limited liability company interests) owned by TiVo or its Subsidiaries of each such Subsidiary. All equity interests (including partnership interests and limited liability company interests) of such Subsidiaries held by TiVo or by any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by TiVo or its Subsidiaries are free and clear of any Liens, other than Permitted Liens and restrictions imposed by applicable Law. Other than TiVo’s Subsidiaries, neither TiVo nor any of its Subsidiaries owns any capital stock or, or other equity or voting interests of any nature in, or any interest convertible into or exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.
(c)    TiVo has delivered or made available to Rovi a copy of the certificate or articles of incorporation and by-laws (or like organizational documents) of TiVo and each of its Subsidiaries, and each such copy is true, correct and complete and each such instrument is in full force and effect. TiVo is not in violation of any of the provisions of its certificate of incorporation or by-laws. Each Subsidiary of TiVo is not in violation of any of the provisions of its respective certificate or articles of incorporation or by-laws (or like organizational documents).
3.2    Capital Stock.
(a)    The authorized capital stock of TiVo consists of 275,000,000 shares of TiVo Common Stock and 10,000,000 shares of preferred stock, $0.001 par value per share (the “TiVo Preferred Stock,” and together with the TiVo Common Stock, the “TiVo Capital

Stock”), of which 5,000,000 shares are designated as Series A Convertible Preferred Stock. As of April 27, 2016, there were (i) 145,668,744 shares of TiVo Common Stock and no shares of TiVo Preferred Stock, including no shares of Series A Convertible Preferred Stock, issued and outstanding, including (A) 3,709,006 shares of TiVo Common Stock subject to time-based vesting or lapse restrictions pursuant to the terms of TiVo Restricted Stock Awards and (B) 641,561 shares of TiVo Common Stock subject to performance-based vesting or lapse restrictions pursuant to the terms of TiVo Performance Stock Awards, (ii) 10,769,225 shares of TiVo Common Stock reserved for issuance pursuant to the TiVo Stock Plans, including (A) 4,109,871shares of TiVo Common Stock issuable upon the exercise of outstanding TiVo Stock Options (whether or not presently exercisable), (B) 260,278 shares of TiVo Common Stock issuable upon vesting of outstanding TiVo RSUs, (iii) 46,060,325 shares of TiVo Common Stock owned by TiVo as treasury stock, (iv) 12,904,679 shares of TiVo Common Stock subject to issuance pursuant to the TiVo Convertible Senior Notes, (v) issued and outstanding TiVo Warrants to purchase up to an aggregate of 12,904,679 shares of TiVo Common Stock and (vi) issued and outstanding TiVo Bond Hedge Options to purchase up to an aggregate of 12,904,679 shares of TiVo Common Stock.
(b)    Except as set forth in Section 3.2(a) above, no shares of capital stock or other equity securities of TiVo are issued, reserved for issuance or outstanding, except for shares of TiVo Common Stock to be issued after the date of this Agreement pursuant to the Final Offering purchase rights under the TiVo ESPP. All of the issued and outstanding shares of TiVo Common Stock are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth above or in Section 3.2(a) of the TiVo Disclosure Schedule, as of the TiVo Effective Time, there will not be any outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which TiVo or any of its Subsidiaries is a party, or by which TiVo or any of its Subsidiaries is bound, (i) obligating TiVo or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of TiVo or of any Subsidiary of TiVo, (ii) obligating TiVo or any Subsidiary of TiVo to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or (iii) obligating TiVo to make any payment based on or resulting from the value or price of the TiVo Common Stock or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking. Except for acquisitions, or deemed acquisitions, of TiVo Common Stock pursuant to the terms of awards issued under the TiVo Stock Plans or pursuant to the TiVo Bond Hedge Options, there are no outstanding contractual obligations of TiVo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of TiVo Capital Stock or the capital stock of any of its Subsidiaries.
(c)    Except for awards to acquire shares of TiVo Common Stock under any TiVo Stock Plan, the TiVo Convertible Senior Notes and the TiVo Warrants, neither TiVo nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of TiVo on any matter.
(d)    There are no voting trusts or other agreements or understandings to which TiVo or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of TiVo or any of its Subsidiaries or granting any Person the right to elect, or to designate or nominate for election, a director to the TiVo Board or any of its material Subsidiaries.
(e)    Except as set forth on Section 3.2(e) of the TiVo Disclosure Schedule, neither TiVo nor any of its Subsidiaries directly or indirectly owns as of the date of this Agreement 5% or more of the capital stock, membership interests, partnership interests, joint venture interests and other equity interests in, or any interest convertible or exchangeable or exercisable for 5% or more of the equity or similar interests in any Person (other than a TiVo Subsidiary).
3.3    Corporate Authority Relative to This Agreement; No Violation.
(a)    TiVo has requisite corporate power and authority to enter into this Agreement and, subject to receipt of TiVo Stockholder Approval, to consummate the Transactions. The TiVo Board at a duly held meeting has (i) determined that it is in the best interests of TiVo and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the TiVo Merger, and thereby, and (iii) resolved to recommend that the stockholders of TiVo approve the adoption of this Agreement (the “TiVo Recommendation”) and directed that such matter be submitted for consideration of the stockholders of TiVo at the TiVo Stockholders Meeting. Except for the TiVo Stockholder Approval and the filing of the TiVo Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of TiVo are necessary to authorize the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by TiVo and, assuming this Agreement constitutes the valid and binding agreement of Rovi, Parent and the Merger Subs, constitutes the valid and binding agreement of TiVo, enforceable against TiVo in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
(b)    Assuming that on the date of this Agreement neither Rovi nor any of its “affiliates” or “associates” is an “interested stockholder” of TiVo (each term, as defined in DGCL Section 203), the only vote of holders of any class or series of TiVo Capital Stock necessary to adopt this Agreement and to approve the TiVo Merger is the adoption of this Agreement by the holders of a majority of the shares of TiVo Common Stock outstanding and entitled to vote thereon (the “TiVo Stockholder Approval”). The affirmative vote of the holders of TiVo Capital Stock is not necessary to consummate any Transaction other than the TiVo Merger.
(c)    The execution, delivery and performance by TiVo of this Agreement and the consummation of the Mergers by TiVo do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the TiVo Certificate of Merger, (ii) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust

Improvements Act of 1976, as amended (the “HSR Act”) and any foreign antitrust or competition Laws, (iii) compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the filing of the Joint Proxy Statement/Prospectus, (iv) compliance with the rules and regulations of the National Association of Securities Dealers and NASDAQ, (v) compliance with any applicable foreign or state securities or blue sky laws, and (vi) the other consents and/or notices set forth on Section 3.3(c) of the TiVo Disclosure Schedule (collectively, clauses (i) through (vi), the “TiVo Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have a TiVo Material Adverse Effect or (B) prevent or materially delay the consummation of the Mergers.
(d)    Assuming receipt of or compliance with the TiVo Specified Approvals and the receipt of the TiVo Stockholder Approval, the execution, delivery and performance by TiVo of this Agreement and the consummation by TiVo of the Mergers and the other Transactions do not and will not (i) contravene or conflict with the organizational or governing documents of TiVo or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to TiVo or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, conflict with or default (with or without notice or lapse of time, or both) under, or, other than with respect to the TiVo Convertible Senior Notes, the TiVo Bond Hedge Options and the TiVo Warrants, give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement or other contract, commitment instrument or obligation (each, including all amendments thereto, a “Contract”) binding upon TiVo or any of its Subsidiaries or result in the creation of a Lien (other than Permitted Liens) upon any of the properties or assets of TiVo or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not be material to TiVo and its Subsidiaries, taken as a whole.
3.4    Reports and Financial Statements; Books and Records.
(a)    TiVo has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since February 1, 2014 (the “TiVo SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the TiVo SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material unresolved comments issued by the staff of the SEC with respect to any of the TiVo SEC Documents.
(b)    The consolidated financial statements (including all related notes and schedules) of TiVo included in the TiVo SEC Documents (if amended, as of the date of the last such amendment filed prior to the date hereof) and all related compilations, reviews and other reports issued by TiVoʼs accountants with respect thereto (the “TiVo SEC Financial Statements”) comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, fairly present in all material respects the consolidated financial position of TiVo and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto). The TiVo SEC Financial Statements have been prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).
(c)    The books and records of TiVo and its Subsidiaries are accurate and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the TiVo SEC Financial Statements have been prepared, in all material respects, in accordance with such books and records. At the Closing, all such books and records will be in the possession of TiVo or its applicable Subsidiary. No financial statements of any Person other than TiVo and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of TiVo. Except as required by GAAP, TiVo has not, between February 1, 2016 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on February 1, 2016.
3.5    Internal Controls and Procedures.
(a)    TiVo is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.
(b)    TiVo has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required in all material respects by Rule 13a-15 under the Exchange Act. TiVo’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by TiVo in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to TiVo’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. TiVo’s management has completed an assessment of the effectiveness of TiVo’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended January 31, 2016, and, to the extent required by applicable Law, presented in any applicable TiVo SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on TiVo’s management’s most recently completed evaluation of TiVo’s internal control over financial reporting, (i) TiVo had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect TiVo’s ability to record, process, summarize and report financial information and (ii) TiVo does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in TiVo’s internal control over financial reporting. The assessment of the effectiveness of TiVo’s internal controls over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in the TiVo SEC Documents.
3.6    No Undisclosed Liabilities. Except (a) as reflected or reserved against in TiVo’s most recent consolidated audited balance sheet as of January 31, 2016 (the “Reference Date”) (or the notes thereto), as included in the TiVo SEC Documents, (b) for liabilities and obligations incurred in connection with or contemplated or permitted by this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business since the Reference Date and (d) for liabilities and obligations which have been discharged or paid in full, neither TiVo nor any Subsidiary of TiVo has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of TiVo and its Subsidiaries.
3.7    Compliance with Law; Permits.
(a)    TiVo and each of its Subsidiaries (i) are in compliance with and are not in default under or in violation (A) of any applicable federal, state, local or foreign law, statute, constitution, treaties, convention, ordinance, code, rule, regulation (whether civil, criminal or administrative), judgment, order, injunction, decree, resolution, arbitration award or agency requirement or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by any Governmental Entity, including for the avoidance of doubt, the Payment Card Industry Data Security Standards (collectively, “Laws” and each, a “Law”), or (B) of any Contract to which TiVo or any of its Subsidiaries is a party or by which TiVo or any of its Subsidiaries or any of their respective properties is bound or affected, except in each case under clause (A) and (B), for any such non-compliance, default or violation that would not have a TiVo Material Adverse Effect and (ii) have not received written notice of any violation of any Law. No representation or warranty shall be deemed to be made in this Section 3.7(a) in respect of the matters referenced in Section 3.4.
(b)    TiVo and its Subsidiaries have in effect privacy compliance and data security programs and policies to enhance awareness of and compliance by TiVo and its Subsidiaries with relevant United States and applicable foreign Laws concerning privacy and data security, except as would not have a TiVo Material Adverse Effect.
(c)    TiVo and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for TiVo and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “TiVo Permits”) and each of the TiVo Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain any such TiVo Permit would not have a TiVo Material Adverse Effect or materially impair the ability of TiVo to perform its obligation hereunder or prevent or materially delay the consummation of the Transactions. The operation of the business of TiVo and its Subsidiaries as currently conducted is not, and has not been since January 1, 2013, in violation of, nor is TiVo or its Subsidiaries in default or violation under, any TiVo Permit, and, to the Knowledge of TiVo, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material terms, condition or provision of any TiVo Permit, except where such default or violation of such TiVo Permit would not have a TiVo Material Adverse Effect. There are no actions pending or, to the Knowledge of TiVo, threatened, that seek the revocation, cancellation or adverse modification of any TiVo Permit, except where such revocation, cancellation or adverse modification would not have a TiVo Material Adverse Effect or materially impair the ability of TiVo to perform its obligation hereunder or prevent or materially delay the consummation of any of the Transactions. Since January 1, 2013, neither TiVo nor its Subsidiaries have received or been subject to any written notice, charge, claim or assertion, or, to the Knowledge of TiVo, any other notice, charge, claim or assertion, in each case alleging any violations of the TiVo Permits, nor to the Knowledge of TiVo, has any such notice, charge, claim or assertion been threatened, except where the receipt of such notice, charge, claim or assertion would not have a TiVo Material Adverse Effect or materially impair the ability of TiVo to perform its obligation hereunder or prevent or materially delay the consummation of any of the Transactions.
3.8    Employee Benefit Plans.
(a)    Section 3.8(a) of the TiVo Disclosure Schedule lists all material TiVo Benefit Plans, and identifies any such material TiVo Benefit Plans that are TiVo Foreign Plans. “TiVo Benefit Plans” means all employee, consultant or director compensation and/or benefit plans, programs, policies, agreements, or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement, employee loan programs, other equity compensation awards, profit-sharing arrangements, other paid-time-off programs, health benefit plans, insurance arrangements covering employees, consultants and directors, in each case that are sponsored, maintained or contributed to by TiVo or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of TiVo or its Subsidiaries, or with respect to which TiVo or any of its ERISA Affiliates has any liability (contingent or otherwise), other than any TiVo Foreign Plan that represents a scheme or arrangement mandated by a Governmental Entity outside of the United States. For purposes of this Agreement, the term “TiVo Foreign Plan” shall refer to each plan, program or contract that is subject to or governed by the Laws of any jurisdiction other than the United States and that would have constituted a TiVo Benefit Plan had it been a United States plan, program or contract.
(b)    TiVo has heretofore made available to Rovi true and complete copies of each material TiVo Benefit Plan and related material documents, including, but not limited to, (i) each writing constituting a part of such TiVo Benefit Plan, including all amendments thereto (or, in the case of any unwritten TiVo Benefit Plan, a description thereof); (ii) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules (in each case, if applicable); (iii) the most recent determination letter from the IRS (if applicable) for such TiVo

Benefit Plan; and (iv) forms of award agreements and summary plan descriptions (if applicable). Neither TiVo nor any of its Subsidiaries has a Contract, plan or commitment to create any additional TiVo Benefit Plan or to modify any existing TiVo Benefit Plan, except as required by applicable Law or tax qualification requirement, which would materially increase the expense of maintaining any TiVo Benefit Plan. There have been no modifications of a TiVo Benefit Plan or creation of new TiVo Benefit Plans since the last audited company balance sheet that would materially increase the expense of maintaining any such TiVo Benefit Plan.
(c)    Except as would not be material to TiVo and its Subsidiaries, taken as a whole: (i) each TiVo Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the TiVo Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of TiVo, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan; (iii) all contributions or other amounts payable by TiVo or its Subsidiaries as of the date hereof with respect to each TiVo Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (iv) neither TiVo nor its Subsidiaries has engaged in a transaction in connection with which TiVo or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code; (v) there are no pending, threatened or, to the Knowledge of TiVo, anticipated claims (other than claims for benefits in accordance with the terms of TiVo Benefit Plans) by, on behalf of, against or with respect to any of the TiVo Benefit Plans or any trusts related thereto which could reasonably be expected to result in any liability of TiVo or any of its Subsidiaries; and (vi) all TiVo Foreign Plans (A) have been maintained in all material respects in accordance with their terms and all applicable Laws and requirements; (B) if they are intended to qualify for special Tax treatment, meet all material requirements for such treatment; and (C) if they are required to be funded and/or book-reserved, are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with applicable Law. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(d)    Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement nor the consummation of the Transactions shall, whether alone or in combination with any other event, result in (i) the accelerated vesting, delivery or payment of, or any (A) increase in (for any executive officer or director), or (B) material increase in (for any non-executive officer employee), any compensation to any present or former executive officer, director or non-executive officer employee, respectively, of TiVo or any of its Subsidiaries, (ii) the entitlement of any present or former employee or director of TiVo or any of its Subsidiaries to severance or termination pay or any retention, bonus, change in control or similar payments or benefits, or of any present or former non-executive officer employee of TiVo or any of its Subsidiaries to material severance or termination pay or any retention, bonus, change in control or similar payments or benefits, (iii) any obligation to pay or fund (through a grantor trust or otherwise) any compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, or increase the cost of, any TiVo Benefit Plan, (iv) a limitation of or restriction on the right of TiVo or any Subsidiary or, after the Closing, Parent, to merge, amend or terminate any TiVo Benefit Plan or (v) result in any breach or violation of, or a default under, any TiVo Benefit Plan. Section 3.8(d) of the TiVo Disclosure Schedule sets forth a list of (1) each employee who has entered into, and is currently subject to, (w) a Senior Vice President Change of Control Terms and Conditions Agreement, (x) a Vice President Change of Control Terms and Conditions Agreement, (y) a Senior Director/Principal Engineer Employee Change of Control Terms and Conditions Agreement, or (z) a Director Level Employee Change of Control Terms and Conditions Agreement, (2) each form of award agreement pursuant to the TiVo Stock Plans that is subject to acceleration and (3) each agreement pursuant to any TiVo Benefit Plan that provides vesting acceleration benefits which are in addition to the acceleration benefits contained in the TiVo Stock Plans or one of the forms of Change of Control Terms and Conditions Agreements listed in clause (v)(1) above.
(e)    With respect to any TiVo Benefit Plan, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other United States Governmental Entity is in progress or, to the Knowledge of TiVo, pending or threatened.
(f)    Neither TiVo, any of its Subsidiaries nor any of their ERISA Affiliates has within the past six (6) years (i) contributed to a TiVo Benefit Plan or any other employee benefit plan which was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) been obligated to contribute to a multiple employer welfare arrangement as defined in Section 3(40) of ERISA or (iv) been the employer or connected or associated with the employer (as those terms are used in the United Kingdom Pensions Act 2004) of any defined benefit pension arrangement. No material liability under Title IV of ERISA has been incurred by TiVo or any of its ERISA Affiliates which has not been satisfied in full and no event has occurred and, to the Knowledge of TiVo, no condition exists that could reasonably be likely to result in TiVo or any of its ERISA Affiliates incurring a material liability under Title IV of ERISA.
(g)    Except as set forth on Section 3.8(g) of the TiVo Disclosure Schedule, neither TiVo nor any of its Subsidiaries has made or is obligated to make any payment (including any transfer of property or provision of any benefit) in connection with the Transactions which, alone or aggregated with any other payment, would be an excess parachute payment within the meaning of Section 280(G) of the Code. No TiVo Benefit Plan provides for the gross-up of any Taxes payable by any individual.
(h)    Each TiVo Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code that is subject to Section 409A of the Code has been operated in compliance in all material respects with Section 409A of the Code.
(i)    With respect to any TiVo Benefit Plan that is an employee welfare benefit plan, (i) each such TiVo Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) materially complies with the applicable requirements of Section 4980B(f) of the Code and any applicable similar state or local Law except as would not have a

TiVo Material Adverse Effect, (ii) to the Knowledge of TiVo, each such TiVo Benefit Plan may be amended or terminated without material liability to TiVo or any of its Subsidiaries on or at any time after the Effective Time and (iii) no such TiVo Benefit Plan provides benefits to, or on behalf of, any former employee after the termination of employment except (A) where the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries) or (B) where the benefit is required by Section 4980B of the Code.
3.9    Absence of Certain Changes or Events. From the Reference Date through the date of this Agreement, except as otherwise contemplated, required or permitted by this Agreement, (a) the businesses of TiVo and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business, (b) neither TiVo nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would require the consent of Rovi under Section 5.1 of this Agreement and (c) there has not been a TiVo Material Adverse Effect.
3.10    Investigations; Litigation. (a) There are no Proceedings pending (or, to the Knowledge of TiVo, threatened) by any Governmental Entity with respect to TiVo or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of TiVo, except, in each case, for those that, individually or in the aggregate, are not and would not be material to TiVo and its Subsidiaries, taken as a whole, and (b) there are no Orders pending (or, to the Knowledge of TiVo, threatened) against or affecting TiVo or any of its Subsidiaries, or any of their respective assets, rights or properties at law or in equity before, except for those that, individually or in the aggregate, are not and would not be material to TiVo and its Subsidiaries, taken as a whole.
3.11    Disclosure Documents.
(a)    None of the information supplied or to be supplied by TiVo in writing specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to Rovi’s stockholders or at the time of the Rovi Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    None of the information supplied or to be supplied by TiVo in writing specifically for inclusion or incorporation by reference in the registration statement on Form S-4 (or such successor form as shall then be appropriate) to be filed by Rovi with the SEC pursuant to which the issuance of shares of Parent Common Stock in the Mergers will be registered by Rovi under the Securities Act (the “Registration Statement” and, together with the Joint Proxy Statement/Prospectus, the “Filings”) or any amendment or supplement thereto will, at the time the Registration Statement or any such amendment or supplement becomes effective under the Securities Act or at the TiVo Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be included in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(c)    Notwithstanding the foregoing, no representation or warranty is made by TiVo in this Section 3.11 with respect to statements made or incorporated by reference in the

Filings based on information supplied by Rovi, Parent or the Merger Subs for inclusion or incorporation by reference therein.
3.12    Tax Matters.
(a)    Except as would not have a TiVo Material Adverse Effect, (i) TiVo and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns were complete and accurate when filed; (ii) TiVo and each of its Subsidiaries have paid all Taxes shown as due on such Tax Returns; (iii) neither TiVo nor any of its Subsidiaries has any liability for Taxes of any Person (other than TiVo or such Subsidiaries) pursuant to any Tax allocation or sharing agreement (other than an agreement entered into in the ordinary course of business and the principal purpose of which is not the allocation or sharing of Taxes), under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise; (iv) as of the date of this Agreement, there are not pending or, to the Knowledge of TiVo, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of TiVo or any of its Subsidiaries and neither TiVo nor any of its Subsidiaries has given any currently effective waiver of any statute of limitations in respect of Taxes; (v) neither TiVo nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; and (vi) neither TiVo nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(b)    As used in this Agreement, (i) “Taxes” means any and all federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes. It is agreed and understood that no representation or warranty of TiVo is made in respect of Tax matters in any Section of this Agreement other than Section 3.8, this Section 3.12 and Section 3.24.
3.13    Labor and Employment Matters.
(a)    As of the date hereof, (i) neither TiVo nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union, works council or labor organization; (ii) there are no strikes, lockouts, slowdowns or work stoppages in effect or, to the Knowledge of TiVo, threatened with respect to any employees of TiVo or any of its Subsidiaries; (iii) to the Knowledge of TiVo, there is no union organizing effort pending or threatened against TiVo or any of its Subsidiaries and (iv) no employees of TiVo or any of its Subsidiaries are represented by any labor union, works council or labor organization with respect to their employment with TiVo.

(b)    Neither TiVo nor any of its Subsidiaries are required to provide notice to any works council or similar representative body prior to the execution of this Agreement.
(c)    Except as would not be material to TiVo and its Subsidiaries, taken as a whole, each of TiVo and each Subsidiary is in compliance with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of employees as exempt and non-exempt, and of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.
(d)    TiVo and each Subsidiary of TiVo is in material compliance with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), and any similar applicable state or local law. Since January 1, 2014, (i) TiVo has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of TiVo; (iii) TiVo has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation; and (iv) TiVo has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the date of this Agreement.
(e)    To the Knowledge of TiVo, no independent contractor of TiVo or any of its Subsidiaries or employee of TiVo or any of its Subsidiaries at the level of Vice President or higher is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such independent contractor or employee, as applicable, relating (A) to the right of any such independent contractor or employee to be employed by TiVo or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information, except as would not have a TiVo Material Adverse Effect.
(f)    TiVo is not and, since January 1, 2015, has not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.
3.14    Intellectual Property.
(a)    As of the date hereof, either TiVo or a Subsidiary of TiVo owns, or is licensed or otherwise possesses contractual rights under, all Intellectual Property (as defined below) used in their respective businesses as currently conducted, except to the extent that the failure of any of the foregoing to be true and correct would not have a TiVo Material Adverse Effect. As of the date hereof, (i) there are no pending or, to the Knowledge of TiVo, threatened claims in writing by any Person alleging that TiVo or any of its Subsidiaries infringes or misappropriates the Intellectual Property of such Person and (ii)  the conduct of the business of TiVo and its Subsidiaries does not infringe any Intellectual Property of any Person, except to the extent that the failure of clause (ii) above to be true and correct would not have a TiVo Material Adverse Effect. For purposes of this Agreement, “Intellectual Property” shall mean all intellectual property, including without limitation, all (i) patents, inventions, trademarks, service marks, trade names, Internet domain names, copyrights, designs and trade secrets, (ii) applications for and registrations of such patents, trademarks, service marks, trade names, domain names, copyrights and designs, (iii) lists (including customer lists), databases, processes, formulae, methods, schematics, technology, know-how, computer software programs and related documentation and (iv) computer software, data and databases including, but not limited to, object code, source code, related documentation and all copyrights therein.
(b)    To the Knowledge of TiVo, except as would not be material to TiVo and its Subsidiaries, taken as a whole, the execution and delivery of this Agreement by TiVo and the consummation by TiVo of the Transactions will not result in the breach of, or create in any third party the right to terminate or modify any material Intellectual Property licenses of TiVo, excluding (x) off-the-shelf and internal use software, including but not limited to licenses to software (including as a service) that TiVo and any of its Subsidiaries use in the ordinary course of business and (y) open source software licenses (such agreements being referred to as “TiVo License-In Agreements”).
(c)    Except as would not have a TiVo Material Adverse Effect, all patents and registrations for trademarks, service marks and copyrights which are (i) held by TiVo or any of its Subsidiaries and (ii) material to the current conduct of the businesses of TiVo and its Subsidiaries, are subsisting and have not expired or been cancelled or abandoned (other than in the ordinary course of prosecution or otherwise in accordance with the applicable statutory expiration dates).
(d)    TiVo takes commercially reasonable steps to protect and preserve its rights in the Intellectual Property of TiVo and its Subsidiaries (including executing confidentiality and intellectual property assignment agreements with current executive officers and current employees and contractors that have a material role in the development of TiVo’s products, including software, and Intellectual Property incorporated therein of TiVo and its Subsidiaries), except to the extent that the failure of any of the foregoing to be true and correct would not be material to TiVo and its Subsidiaries, taken as a whole. No prior or current employee or officer or any prior or current consultant or contractor of TiVo or any of its Subsidiaries has asserted in writing in the past six (6) years or, to the Knowledge of TiVo, has any ownership interest in any Intellectual Property owned by TiVo or its Subsidiaries (except for agreements entered into with consultants, service providers and contractors in the ordinary course of business where TiVo or any of its Subsidiaries was provided a license to specified developments in connection with the conduct of the business of TiVo or any of its Subsidiaries), except to the extent that the failure of any of the foregoing to be true and correct would not be material to TiVo and its Subsidiaries, taken as a whole.
(e)    To the Knowledge of TiVo, neither TiVo nor any of its Subsidiaries has licensed any of the Intellectual Property owned by TiVo and its Subsidiaries to any third party on an exclusive basis, nor has TiVo or any of its Subsidiaries entered into any contract otherwise materially limiting its ability to commercially exploit such Intellectual Property owned by TiVo or any of its Subsidiaries in the conduct of the business of TiVo and its Subsidiaries in the ordinary course consistent with past practice (other than (i) any such contract where Intellectual Property owned by TiVo or any of its Subsidiaries is licensed on a non-exclusive basis in the ordinary course of business (including when the product or service of TiVo or its Subsidiaries is distributed or bundled with third party in-licensed Intellectual Property), (ii) pricing limitations, (iii) outbound distributor, reseller, sales representative, marketing and similar agreements pursuant to which exclusivity is granted with respect to particular geographic territories in the ordinary course of business of TiVo or its Subsidiaries, (iv) obligations to comply with applicable Laws and regulations, and (v) obligations that apply because of the nature of the third party to the contract), except to the extent that the failure of any of the foregoing to be true and correct would not be material to TiVo and its Subsidiaries, taken as a whole.
3.15    Real Property. TiVo has heretofore made available to Rovi true and complete copies of all deeds of trust, leases, subleases or licenses relating to all material real property owned, leased, subleased or licensed by TiVo or any of its Subsidiaries. Except as would not have a TiVo Material Adverse Effect, (a) TiVo or a Subsidiary of TiVo owns and has good, valid and marketable title to, or valid leasehold interests or other comparable contract rights in or relating to all real property of TiVo and its Subsidiaries, free and clear of all Liens (except for Permitted Liens and all other minor defects in title exceptions, changes, defects, easements, restrictions, encumbrances and other matters, whether or not of record, which do not materially affect the continued use of the applicable property for the purposes for which such property is currently being used by TiVo or a Subsidiary of TiVo as of the date hereof); (b) TiVo and each of its Subsidiaries has complied with the terms of all leases of real property of TiVo and its Subsidiaries and all such leases are in full force and effect, enforceable in accordance with their terms against TiVo or any Subsidiary party thereto and, to the Knowledge of TiVo, the counterparties thereto; and (c) neither TiVo nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.
3.16    Opinion of Financial Advisor. The TiVo Board has received the opinion of LionTree Advisors LLC, dated as of April 28, 2016, substantially to the effect that, as of such date and based on and subject to the various assumptions, qualifications, and limitations set forth in such opinion, the TiVo Merger Consideration to be received by the holders of the TiVo Common Stock (other than Rovi and its affiliates) in the Mergers is fair, from a financial point of view, to such holders.
3.17    Contracts.
(a)    For purposes of this Agreement, “TiVo Specified Contract” shall mean:
(1)    any “material contract” (within the meaning of Item 601(b)(10) of Regulation S-K under the Securities Act and the Exchange Act) with respect to TiVo;
(2)    any indemnification, employment, consulting or other contract with (x) any member of the TiVo Board, or (y) any executive officer of TiVo other than those contracts terminable by TiVo or any of its Subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to TiVo or any such Subsidiary;

(3)    any contract containing any covenant currently or in the future limiting, in any material respect, the ability of TiVo or any of its Subsidiaries to compete or provide services in any line of business or with any Person or in any geographic area or market segment or to engage in any line of business (including any license, collaboration, agency or distribution agreements) or compete with any Person, in each case with respect to the business in which TiVo engages as currently conducted;
(4)    any contract (i) relating to the disposition or acquisition by TiVo or any of its Subsidiaries, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business or (ii) pursuant to which TiVo or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than the Subsidiaries of TiVo;
(5)    any contract to provide source code into any escrow or to any third party (under any circumstances, other than (i) in connection with the evaluation, customization, development, manufacturing, testing or support of products, technology or services of TiVo or any of its Subsidiaries, subject to reasonable confidentiality obligations or (ii) pursuant to any open source license obligations) for any product or technology that is material to the business of TiVo and its Subsidiaries, taken as a whole, as currently conducted;
(6)    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or promissory notes relating to the borrowing of money, extension of credit or other indebtedness for borrowed money;
(7)    any TiVo License-In Agreements that are material to the business of TiVo and its Subsidiaries, taken as a whole, as currently conducted relating to any Intellectual Property;
(8)    any settlement agreement entered into within three (3) years prior to the date of this Agreement, other than (x) releases immaterial in nature or amount entered into with former employees or independent contractors of TiVo in the ordinary course of business or (y) settlement agreements for cash only (which has been paid) in an amount not exceeding $100,000;
(9)    any contract (including purchasing agreements and group purchasing agreements, and excluding work orders, statements of work, purchase orders and similar contracts) with TiVo’s top 20 suppliers (measured by the amount of payments made by TiVo during the twelve (12) months ended January 31, 2016);
(10)    the top 20 customer contracts of TiVo (measured by dollar amount of GAAP revenue of TiVo during the twelve (12) months ended January 31, 2016);
(11)    any material partnership, joint venture or similar agreement to which TiVo or any of its Subsidiaries is a party;

(12)    any contract that is currently in effect with one of the TiVo Itemized Customers that contains any (i) Intellectual Property standstill obligation, (ii) express broad-based patent license, (iii) express broad-based covenant not to sue, (iv) exclusivity provision, or (v) to TiVoʼs Knowledge, a most favored nation pricing provision; and
(13)    any contract relating to obligations (contingent or otherwise) of, or payments to, TiVo in excess of $2 million per annum.
(b)    Section 3.17(b) of the TiVo Disclosure Schedule sets forth a list of all TiVo Specified Contracts as of the date hereof.
(c)    Except as would not be material to TiVo and its Subsidiaries, taken as a whole, (i) neither TiVo nor any Subsidiary of TiVo is in breach of or default under the terms of any TiVo Specified Contract; (ii) to the Knowledge of TiVo, no other party to any TiVo Specified Contract is in breach of or default under the terms of any TiVo Specified Contract; and (iii) each TiVo Specified Contract is a valid and binding obligation of TiVo or the Subsidiary of TiVo which is party thereto and, to the Knowledge of TiVo, of each other party thereto, except the Bankruptcy and Equity Exception and for each of provisions (i) through (iii) hereof, except to the extent that particular TiVo Specified Contracts have expired or been terminated in accordance with their terms, in whole or in part. Since the Reference Date, neither TiVo nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any TiVo Specified Contract. Neither TiVo nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any TiVo Specified Contract.
3.18    Finders or Brokers. Except for LionTree Advisors LLC, neither TiVo nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Mergers.
3.19    State Takeover Statutes. Assuming the accuracy of the representations and warranties in Section 4.25, the approval of the TiVo Board of this Agreement and the Transactions is the only action necessary to render inapplicable (to the extent otherwise applicable) to this Agreement and the Transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL and, to the Knowledge of TiVo, similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” laws.
3.20    Insurance.
(a)    Section 3.20(a) of the TiVo Disclosure Schedule sets forth a list of each material insurance policy and all material claims made under such policies that have been paid since February 1, 2014 (the “TiVo Insurance Policies”). Except as would not be material to TiVo and its Subsidiaries, taken as a whole, each TiVo Insurance Policy is in full force and effect and all premiums due and payable under the TiVo Insurance Policies have been paid on a timely basis and TiVo and its Subsidiaries are in compliance in all material respects with all other terms thereof. Complete and correct copies of the TiVo Insurance Policies have been made available to Rovi.
(b)    Neither TiVo nor any of its Subsidiaries has received notice from any insurance carrier regarding: (i) any cancellation or invalidation of such insurance; or (ii) refusal of any coverage or rejection of any material claim under any TiVo Insurance Policies, except for such cancellations, invalidations, refusals or rejections as would not have a TiVo Material Adverse Effect. All appropriate insurance carriers under each TiVo Insurance Policy have been timely notified of all potentially insurable material losses known to TiVo and pending litigation, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.
3.21    Environmental Matters.
(a)    TiVo is in material compliance with all Environmental Laws (as defined below), which compliance includes the possession by TiVo and its Subsidiaries of all material permits and other material governmental authorizations required under all Environmental Laws and compliance with the terms and conditions thereof. All material permits and other material governmental authorizations currently held by TiVo and its Subsidiaries pursuant to all Environmental Laws are identified in Section 3.21(a) of the TiVo Disclosure Schedule.
(b)    There is no Environmental Claim pending against TiVo and TiVo has not received any written communication, whether from a Governmental Entity or other Person, that alleges that either TiVo or any of its Subsidiaries is not in material compliance with any Environmental Laws or any material permits required under any applicable Environmental Law, or that it is liable under any Environmental Law, or that it is responsible (or potentially responsible) for the remediation of any Materials of Environmental Concern (as defined below) at, on or beneath its facilities or at, on or beneath any land adjacent thereto or any other property, and, to the Knowledge of TiVo, there are no conditions existing at such facilities that would reasonably be expected to prevent or interfere with such full compliance or give rise to an Environmental Claim in the future against TiVo or its Subsidiaries or against any Person whose liability for any Environmental Claim TiVo has retained or assumed either contractually or by operation of law. TiVo has no Knowledge of any condition at any of the properties leased by TiVo or any of its Subsidiaries that would have a TiVo Material Adverse Effect.
(c)    As used in this Agreement, “release” and “environment” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; “Environmental Law” shall mean any Law existing and in effect on the date hereof relating to pollution or protection of the environment, including any statute or regulation pertaining to the (i) manufacture, processing, use, distribution, management, possession, treatment, storage, disposal, generation, transportation or remediation of Materials of Environmental Concern; (ii) air, water and noise pollution; (iii) the protection and use of surface water, groundwater and soil; (iv) the release or threatened release into the environment of hazardous substances, or solid or hazardous waste, including emissions, discharges, releases, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) the conservation, management, or use of natural resources and wildlife, including all endangered and threatened species; (vi) aboveground or underground storage tanks, vessels, and containers; and

(vii) abandoned, disposed of or discarded barrels, tanks, vessels and containers and other closed receptacles; and “Materials of Environmental Concern” shall mean any substance defined as hazardous, toxic or a pollutant under any Environmental Law, and petroleum or petroleum byproducts, including medical or infectious waste, radioactive material and hazardous waste. “Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any Person or entity alleging actual or potential liability (including, without limitation, actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to the presence, or release into the environment, of, or exposure to, any Materials of Environmental Concern at any location, now or in the past but shall not include any claims relating to products liability.
3.22    Transactions with Affiliates. Except as disclosed in the TiVo SEC Documents, there are no Contracts or transactions between TiVo or any of its Subsidiaries, on the one hand, and any (i) officer or director of TiVo or any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of any class of the voting securities of TiVo or (iii) Affiliate or family member of any such officer, director or record or beneficial owner, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and the Exchange Act.
3.23    Rights Plan. TiVo has no stockholder rights plan, stockholder rights agreements or similar agreements with any of its stockholders.
3.24    Tax Qualification. Neither TiVo nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that is reasonably likely to prevent or impede the Mergers, taken together, from being treated as an “exchange” described in Section 351(a) of the Code.
3.25    No Additional Representations. TiVo acknowledges that none of Rovi, Parent, the Merger Subs or any Person has made any representation or warranty, express or implied, of any kind, including without limitation any representation or warranty as to the accuracy or completeness of any information regarding Rovi furnished or made available to TiVo and its respective directors, officers, employees, members, accountants, consultants, legal counsel, investment bankers, agents, advisors and other representatives (“Representatives”), in each case except as expressly set forth in Article IV (as modified by the Rovi Disclosure Schedule and the Rovi SEC Documents), and none of Rovi, Parent, the Merger Sub, or their respective Representatives, or any other Person shall be subject to any liability to TiVo or any other Person resulting from Rovi’s, Parent’s, or the Merger Subs’ making available, or TiVo’s use of, such information, including the confidential information memorandum, management presentation and other presentation materials delivered to TiVo, as subsequently updated, supplemented or amended, or any information, documents or material made available to Rovi, Parent, or the Merger Subs in the due diligence materials provided, including in the data room, other management presentations (formal or informal) or in any other form in connection with the Transactions and TiVo acknowledges that it is not relying and has not relied on any representations or warranties or other information whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties of Rovi, Parent and the Merger Subs set forth in Article IV.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ROVI, PARENT, AND THE MERGER SUBS
Except as disclosed in the Rovi SEC Documents or in the disclosure schedule delivered by Rovi to TiVo prior to the execution of this Agreement and attached hereto (the “Rovi Disclosure Schedule”), Rovi, Parent and the Merger Subs jointly and severally represent and warrant to TiVo as follows:
4.1    Qualification, Organization, Subsidiaries, etc.
(a)    Each of Rovi, Parent, the Merger Subs and Rovi’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have a Rovi Material Adverse Effect.
(b)    All equity interests (including partnership interests and limited liability company interests) of the Subsidiaries of Rovi held by Rovi or by any other Subsidiary of Rovi have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by Rovi or its Subsidiaries are free and clear of any Liens, other than Permitted Liens and restrictions imposed by applicable Law. Other than the Subsidiaries, neither Rovi nor any of its Subsidiaries owns any capital stock or, or other equity or voting interests of any nature in, or any interest convertible into or exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.
(c)    Rovi has delivered or made available to TiVo a copy of the certificate or articles of incorporation and by-laws (or like organizational documents) of Rovi and each of its material Subsidiaries, and each such copy is true, correct and complete and each such instrument is in full force and effect. Rovi is not in violation of any of the provisions of its certificate of incorporation or by-laws. Each material Subsidiary of Rovi is not in violation of any of the provisions of its respective certificate or articles of incorporation or by-laws (or like organizational documents).
4.2    Capital Stock.
(a)    The authorized capital stock of Rovi consists of 250,000,000 shares of Rovi Common Stock and 5,000,000 shares of preferred stock, $0.001 par value per share (the “Rovi Preferred Stock,” and together with the Rovi Common Stock, the “Rovi Capital Stock”). As of April 27, 2016, there were (i) 82,089,282 shares of Rovi Common Stock and no shares of

Rovi Preferred Stock issued and outstanding, (ii) 43,446,638 shares of Rovi Common Stock reserved for issuance pursuant to the Rovi Stock Plans, including (A) 3,648,577 shares of Rovi Common Stock issuable upon the exercise of outstanding Rovi Stock Options (whether or not presently exercisable), (B) 2,553,760 shares of Rovi Common Stock issuable upon vesting of outstanding Rovi RSUs, (C) 1,207,036 shares of Rovi Common Stock subject to time-based or performance-based vesting or lapse restrictions pursuant to the terms of Rovi Restricted Stock Awards, (iii) 48,575,386 shares of Rovi Common Stock are owned by Rovi as treasury stock, (iv) issued and outstanding Rovi Warrants to purchase up to an aggregate of 11,935,899 shares of Rovi Common Stock, and (v) up to 11,935,899 shares of Rovi Common Stock subject to issuance pursuant to the Rovi Convertible Senior Notes (including any additional shares issuable in connection with conversions upon a “Make-Whole Fundamental Change” as defined in the Rovi Convertible Senior Notes Indenture).
(b)    Except as set forth in Section 4.2(a) above or in Section 4.2(a) of the Rovi Disclosure Schedule, no shares of capital stock or other equity securities of Rovi are issued, reserved for issuance or outstanding, except for shares of Rovi Common Stock to be issued after the date of this Agreement pursuant to the Rovi ESPP. All of the issued and outstanding shares of Rovi Common Stock are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 4.2(a) above or in Section 4.2(a) of the Rovi Disclosure Schedule, as of the Rovi Effective Time, there will not be any outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which Rovi or any of its Subsidiaries is a party, or by which Rovi or any of its Subsidiaries is bound, obligating Rovi or any of its Subsidiaries to (i) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Rovi or of any Subsidiary of Rovi, (ii) obligating Rovi or any Subsidiary of Rovi to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or (iii) obligating Rovi to make any payment based on or resulting from the value or price of the Rovi Common Stock or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking. Except for acquisitions, or deemed acquisitions, of Rovi Common Stock pursuant to the terms of awards issued under the Rovi Stock Plans or pursuant to the Rovi Bond Hedge Options, there are no outstanding contractual obligations of Rovi or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Rovi Capital Stock or the capital stock of any of its Subsidiaries.
(c)    Except for awards to acquire shares of Rovi Common Stock under any Rovi Stock Plan and except as set forth in the Rovi Convertible Senior Notes and the Rovi Warrants, neither Rovi nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of Rovi on any matter.
(d)    There are no voting trusts or other agreements or understandings to which Rovi or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Rovi or any of its Subsidiaries or granting any Person the right to elect, or to designate or nominate for election, a director to the Rovi Board or any of its material Subsidiaries.

(e)    Except as set forth on Section 4.2(e) of the Rovi Disclosure Schedule, neither Rovi nor any of its Subsidiaries directly or indirectly owns as of the date of this Agreement 5% or more of the capital stock, membership interests, partnership interests, joint venture interests and other equity interests in, or any interest convertible or exchangeable or exercisable for 5% or more of the equity or similar interests in any Person (other than a Rovi Subsidiary).
4.3    Corporate Authority Relative to This Agreement; No Violation.
(a)    Each of Rovi, Parent and the Merger Subs has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Rovi Stockholder Approval, to consummate the Transactions. The Rovi Board, Parent and the Merger Subs at their respective duly held meetings have (i) determined that it is in the best interests of Rovi, Parent, the Merger Subs and their respective stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Rovi Merger, and thereby (iii) resolved to recommend that the stockholders of Rovi, Parent and the Merger Subs, as applicable, approve the adoption of this Agreement and (iv) resolved to recommend that the stockholders of Rovi approve the issuance of shares of Parent Common Stock in the Mergers (the “Rovi Recommendation”) and directed that such matter be submitted for consideration of the stockholders of Rovi at the Rovi Stockholders Meeting. The Board of Directors of each of Parent and the Merger Subs has approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Mergers. Except for the Rovi Stockholder Approval, the adoption of this Agreement by Rovi as the sole stockholder of Parent, the adoption of this Agreement by Parent as the sole stockholder of each of the Merger Subs, and the filing of the Certificates of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Rovi, Parent or the Merger Subs are necessary to authorize the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by Rovi, Parent and the Merger Subs and, assuming this Agreement constitutes the valid and binding agreement of Rovi, this Agreement constitutes the valid and binding agreement of Rovi, Parent and the Merger Subs, enforceable against each of Rovi, Parent and the Merger Subs in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b)    Assuming that on the date of this Agreement neither TiVo nor any of its “affiliates” or “associates” is an “interested stockholder” of Rovi (each term, as defined in Section 203 of the DGCL), the only vote of holders of any class or series of Rovi Capital Stock necessary to adopt this Agreement, to approve the Rovi Merger and approve the issuance of the Parent Common Stock is the adoption of this Agreement by the holders of a majority of the shares of Rovi Common Stock outstanding and entitled to vote thereon (the “Rovi Stockholder Approval”). The affirmative vote of the holders of Rovi Capital Stock is not necessary to consummate any Transaction other than the Rovi Merger.
(c)    The execution, delivery and performance by Rovi, Parent and the Merger Subs of this Agreement and the consummation of the Mergers by Rovi, Parent and the Merger Subs do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Rovi

Certificate of Merger, (ii) compliance with the applicable requirements of the HSR Act and any foreign antitrust or competition Laws, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing of the Joint Proxy Statement/Prospectus and the Registration Statement, (iv) compliance with the rules and regulations of the National Association of Securities Dealers and NASDAQ, (v) compliance with any applicable foreign or state securities or blue sky laws; (vi) the listing of the Parent Common Stock on NASDAQ, and (vii) the other consents and/or notices set forth on Section 4.3(c) of the Rovi Disclosure Schedule (collectively, clauses (i) through (vi), the “Rovi Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have a Rovi Material Adverse Effect or (B) prevent or materially delay the consummation of the Mergers.
(d)    Assuming receipt of or compliance with the Rovi Specified Approvals, and receipt of the Rovi Stockholder Approval, the execution, delivery and performance by Rovi, Parent and the Merger Subs of this Agreement and the consummation by Rovi, Parent and the Merger Subs of the Mergers and the other Transactions do not and will not (i) contravene or conflict with the organizational or governing documents of Rovi or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to Rovi or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, conflict with or default (with or without notice or lapse of time, or both) under, or, other than the Rovi Warrants, give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any Contract binding upon Rovi or any of its Subsidiaries or result in the creation of a Lien (other than Permitted Liens) upon any of the properties or assets of Rovi or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have a Rovi Material Adverse Effect.
4.4    Reports and Financial Statements; Books and Records.
(a)    Rovi has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2014 (the “Rovi SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Rovi SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material unresolved comments issued by the staff of the SEC with respect to any of the Rovi SEC Documents.
(b)    The consolidated financial statements (including all related notes and schedules) of Rovi included in the Rovi SEC Documents (if amended, as of the date of the last such amendment filed prior to the date hereof) and all related compilations, reviews and other reports issued by Rovi’s accountants with respect thereto (the “Rovi SEC Financial Statements”) comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, fairly present in all material respects the consolidated financial position of Rovi and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto). The Rovi SEC Financial Statements have been prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).
(c)    The books and records of Rovi and each of its Subsidiaries are accurate and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the Rovi SEC Financial Statements have been prepared, in all material respects, in accordance with such books and records. At the Closing, all such books and records will be in the possession of Rovi or the applicable Subsidiary of Rovi. No financial statements of any Person other than Rovi and each of its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Rovi. Except as required by GAAP, Rovi has not, between January 1, 2016 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on January 1, 2016.
4.5    Internal Controls and Procedures.
(a)    Rovi is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.
(b)    Rovi has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required in all material respects by Rule 13a-15 under the Exchange Act. Rovi’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Rovi in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Rovi’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Rovi’s management has completed an assessment of the effectiveness of Rovi’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2015, and, to the extent required by applicable Law, presented in any applicable Rovi SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Rovi’s management’s most recently completed evaluation of Rovi’s internal control over financial reporting, (i) Rovi had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Rovi’s ability to record, process, summarize and report financial information and (ii) Rovi does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Rovi’s internal control over financial reporting. The assessment of the effectiveness of Rovi’s internal controls over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in the Rovi SEC Documents
4.6    No Undisclosed Liabilities. Except (a) as reflected or reserved against in Rovi’s most recent consolidated audited balance sheet as of December 31, 2015 (or the notes thereto), as included in the Rovi SEC Documents, (b) for liabilities and obligations incurred in connection with or contemplated or permitted by this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business since the Reference Date and (d) for liabilities and obligations which have been discharged or paid in full, neither Rovi nor any Subsidiary of Rovi has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Rovi and its Subsidiaries.
4.7    Compliance with Law; Permits.
(a)    Rovi and each of its Subsidiaries (i) are in compliance with and are not in default under or in violation (A) of any applicable Law or (B) any Contract to which Rovi or any of its Subsidiaries is a party or by which Rovi or any of its Subsidiaries or any of their respective properties is bound or affected, except in each case under clauses (A) and (B), for any such non-compliance, default or violation that would not have a Rovi Material Adverse Effect, and (ii) have not received written notice of any violation of any Law. No representation or warranty shall be deemed to be made in this Section 4.7(a) in respect of the matters referenced in Section 4.4.
(b)    Rovi and its Subsidiaries have in effect privacy compliance and data security programs and policies to enhance awareness of and compliance by Rovi and its Subsidiaries with relevant United States and applicable foreign Laws concerning privacy and data security, except as would not have a Rovi Material Adverse Effect.
(c)    Rovi and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Rovi and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Rovi Permits”) and each of the Rovi Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain any such Rovi Permit would not have a Rovi Material Adverse Effect or materially impair the ability of Rovi to perform its obligation hereunder or prevent or materially delay the consummation of the Transactions. The operation of the business of Rovi and its Subsidiaries as currently conducted is not, and has not been since January 1, 2013, in violation of, nor is Rovi or its Subsidiaries in default or violation under, any Rovi Permit, and, to the Knowledge of Rovi, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material terms, condition or provision of any Rovi Permit, except where such default or violation of such Rovi Permit would not have a Rovi Material Adverse Effect. There are no actions pending or, to the Knowledge of Rovi, threatened, that seek the revocation, cancellation or adverse modification of any Rovi Permit, except where such revocation, cancellation or adverse modification would not have a Rovi Material Adverse Effect or materially impair the ability of Rovi to perform its obligation hereunder or prevent or materially delay the consummation of any of the Transactions. Since January 1, 2013, neither Rovi nor its Subsidiaries have received or been subject to any written notice, charge, claim or assertion, or, to the Knowledge of Rovi, any other notice, charge, claim or assertion, in each case alleging any violations of the Rovi Permits, nor to the Knowledge of Rovi, has any such notice, charge, claim or assertion been threatened, except where the receipt of such notice, charge, claim or assertion would not have a Rovi Material Adverse Effect or materially impair the ability of Rovi to perform its obligation hereunder or prevent or materially delay the consummation of any of the Transactions.
4.8    Employee Benefit Plans.
(a)    Section 4.8(a) of the Rovi Disclosure Schedule lists all material Rovi Benefit Plans, and identifies such material Rovi Benefit Plans that are Rovi Foreign Plans. “Rovi Benefit Plans” means all employee, consultant or director compensation and/or benefit plans, programs, policies, agreements, or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement, employee loan programs, other equity compensation awards, profit-sharing arrangements, other paid-time-off programs, health benefit plans, insurance arrangements covering employees, consultants and directors, in each case that are sponsored, maintained or contributed to by Rovi or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of Rovi or its Subsidiaries, or with respect to which Rovi or any of its ERISA Affiliates has any liability (contingent or otherwise), other than any Rovi Foreign Plan that represents a scheme or arrangement mandated by a Governmental Entity outside of the United States. For purposes of this Agreement, the term “Rovi Foreign Plan” shall refer to each material plan, program or contract that is subject to or governed by the Laws of any jurisdiction other than the United States and that would have constituted a Rovi Benefit Plan had it been a United States plan, program or contract.
(b)    Rovi has heretofore made available to TiVo true and complete copies of each material Rovi Benefit Plan and related material documents, including, but not limited to, (i) each writing constituting a part of such Rovi Benefit Plan, including all amendments thereto (or, in the case of any unwritten Rovi Benefit Plan, a description thereof); (ii) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; (iii) the most recent determination letter from the IRS (if applicable) for such Rovi Benefit Plan; and (iv) forms of award agreements and summary plan descriptions (if applicable). Neither Rovi nor any of its Subsidiaries has a Contract, plan or commitment to create any additional Rovi Benefit Plan or to modify any existing Rovi Benefit Plan, except as required by applicable Law or tax qualification requirement, which would materially increase the expense of maintaining any Rovi Benefit Plan. There have been no modifications of a Rovi Benefit Plan or creation of new Rovi Benefit Plans since the last audited company balance sheet that would materially increase the expense of maintaining any such Rovi Benefit Plan.
(c)    Except as would not be material to Rovi and its Subsidiaries, taken as a whole: (i) each Rovi Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Rovi Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of Rovi, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan; (iii) all contributions or other amounts payable by Rovi or its Subsidiaries as of the date hereof with respect to each Rovi Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (iv) neither Rovi nor its Subsidiaries has engaged in a transaction in connection with which Rovi or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code; (v) there are no pending, threatened or, to the Knowledge of Rovi, anticipated claims (other than claims for benefits in accordance with the terms of the Rovi Benefit Plans) by, on behalf of, against or with respect to any of the Rovi Benefit Plans or any trusts related thereto which could reasonably be expected to result in any liability of Rovi or any of its Subsidiaries; and (vi) all Rovi Foreign Plans (A) have been maintained in all material respects in accordance with their terms and all applicable Laws and requirements; (B) if they are intended to qualify for special Tax treatment, meet all material requirements for such treatment; and (C) if they are required to be funded and/or book-reserved, are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with applicable Law.
(d)    Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement nor the consummation of the Transactions shall, whether alone or in combination with any other event, result in (i) the accelerated vesting, delivery or payment of, or any (A) increase in (for any executive officer or director), or (B) material increase in (for any non-executive officer employee), any compensation to any present or former executive officer, director or non-executive officer employee, respectively, of Rovi or any of its Subsidiaries, (ii) the entitlement of any present or former employee or director of Rovi or any of its Subsidiaries to severance or termination pay or any retention, bonus, change in control or similar payments or benefits, or of any present or former non-executive officer employee of Rovi or any of its Subsidiaries to material severance or termination pay or any retention, bonus, change in control or similar payments or benefits, (iii) any obligation to pay or fund (through a grantor trust or otherwise) any compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, or increase the cost of, any Rovi Benefit Plan, (iv) a limitation of or restriction on the right of Rovi or any Subsidiary or, after the Closing, Parent, to merge, amend or terminate any Rovi Benefit Plan or (v) result in any breach or violation of, or a default under, any Rovi Benefit Plan.
(e)    With respect to any Rovi Benefit Plan, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other United States Governmental Entity is in progress or, to the Knowledge of Rovi, pending or threatened.
(f)    Neither Rovi, any of its Subsidiaries nor any of their ERISA Affiliates has within the past six (6) years (i) contributed to a Rovi Benefit Plan or any other employee benefit plan which was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) been obligated to contribute to a multiple employer welfare arrangement as defined in Section 3(40) of ERISA or (iv) been the employer or connected or associated with the employer (as those terms are used in the United Kingdom Pensions Act 2004) of any defined benefit pension arrangement. No Rovi Benefit Plan provides retiree medical or other welfare benefits, other than coverage mandated by applicable Law. No material liability under Title IV of ERISA has been incurred by Rovi or any of its ERISA Affiliates which has not been satisfied in full and no event has occurred and, to the Knowledge of Rovi, no condition exists that could reasonably be likely to result in Rovi or any of its ERISA Affiliates incurring a material liability under Title IV of ERISA.
(g)    Except as set forth on Section 4.8(g) of the Rovi Disclosure Schedule, neither Rovi nor any of its Subsidiaries has made or is obligated to make any payment (including any transfer of property or provision of any benefit) in connection with the Transactions which, alone or aggregated with any other payment, would be an excess parachute payment within the meaning of Section 280(G) of the Code. No Rovi Benefit Plan provides for the gross-up of any Taxes payable by any individual.
(h)    Each Rovi Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code that is subject to Section 409A of the Code has been operated in compliance in all material respects with Section 409A of the Code.
(i)    With respect to any Rovi Benefit Plan that is an employee welfare benefit plan, (i) each such Rovi Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) materially complies with the applicable requirements of Section 4980B(f) of the Code and any applicable similar state or local Law except as would not have a Rovi Material Adverse Effect and (ii) no such Rovi Benefit Plan provides benefits to, or on behalf of, any former employee after the termination of employment except (A) where the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries) or (B) where the benefit is required by Section 4980B of the Code.
4.9    Absence of Certain Changes or Events. From the Reference Date through the date of this Agreement, except as otherwise contemplated, required or permitted by this Agreement, (a) the businesses of Rovi and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business, (b) neither Rovi nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would require the consent of TiVo under Section 5.2 of this Agreement and (c) there has not been any Rovi Material Adverse Effect.
4.10    Investigations; Litigation. (a) There are no Proceedings pending (or, to the Knowledge of Rovi, threatened) by any Governmental Entity with respect to Rovi or any of Rovi’s Subsidiaries or any of their respective assets, rights or properties or any of the officers of directors of Rovi, except, in each case, for those that, individually or in the aggregate, are not and would not be material to Rovi and its Subsidiaries, taken as a whole, and (b) there are no Orders pending (or, to the Knowledge of Rovi, threatened) against or affecting Rovi or any of Rovi’s Subsidiaries, or any of their respective assets, rights or properties at law or in equity before, except for those that, individually or in the aggregate, are not and would not be material to Rovi and its Subsidiaries, taken as a whole.
4.11    Disclosure Documents.
(a)    None of the information supplied or to be supplied by Rovi in writing specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to TiVo’s stockholders or at the time of the TiVo Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    The Registration Statement, and any amendments or supplements thereto, will, when filed, comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(c)    Neither the Registration Statement nor any amendment or supplement thereto will, at the time it becomes effective under the Securities Act or at the Effective Times, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(d)    Notwithstanding the foregoing, no representation or warranty is made by Rovi, Parent or the Merger Subs in this Section 4.11 with respect to statements made or incorporated by reference in the Filings based on information supplied by TiVo for inclusion or incorporation by reference therein.
4.12    Tax Matters.
(a)    Except as would not have a Rovi Material Adverse Effect, (i) Rovi and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns were complete and accurate when filed; (ii) Rovi and each of its Subsidiaries have paid all Taxes shown as due on such Tax Returns; (iii) neither Rovi nor any of its Subsidiaries has any liability for Taxes of any Person (other than Rovi or such Subsidiaries) pursuant to any Tax allocation or sharing agreement (other than an agreement entered into in the ordinary course of business and the principal purpose of which is not the allocation or sharing of Taxes), under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise; (iv) as of the date of this Agreement, there are not pending or, to the Knowledge of Rovi, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of Rovi or any of its Subsidiaries and neither Rovi nor any of its Subsidiaries has given any currently effective waiver of any statute of limitations in respect of Taxes; (v) neither Rovi nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; and (vi) neither Rovi nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). It is agreed and understood that no representation or warranty of Rovi is made in respect of Tax matters in any Section of this Agreement other than Section 4.8, this Section 4.12 and Section 4.28.
4.13    Labor and Employment Matters.
(a)    As of the date hereof, (i) neither Rovi nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union, works council or labor organization; (ii) there are no strikes, lockouts, slowdowns or work stoppages in effect or, to the Knowledge of Rovi, threatened with respect to any employees of Rovi or any of its Subsidiaries; (iii) to the Knowledge of Rovi, there is no union organizing effort pending or threatened against Rovi or any of its Subsidiaries; and (iv) no employees of Rovi or any of its Subsidiaries are represented by any labor union, works council or labor organization with respect to their employment with Rovi.
(b)    Neither Rovi nor any of its Subsidiaries are required to provide notice to any works council or similar representative body prior to the execution of this Agreement.
(c)    Except as would not be material to Rovi and its Subsidiaries, taken as a whole, each of Rovi and each Subsidiary is in compliance with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of employees as exempt and non-exempt, and of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.
(d)    Rovi and each Subsidiary of Rovi is in material compliance with the WARN Act and any similar applicable state or local law. Since January 1, 2014, (i) Rovi has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Rovi; (iii) Rovi has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation; and (iv) Rovi has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the date of this Agreement.
(e)    To the Knowledge of Rovi, no independent contractor of Rovi or any of its Subsidiaries or employee of Rovi or any of its Subsidiaries at the level of Vice President or higher is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such independent contractor or employee, as applicable, relating (A) to the right of any such independent contractor or employee to be employed by Rovi or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information, except as would not have a Rovi Material Adverse Effect.
(f)    Rovi is not and, since January 1, 2015, has not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.
4.14    Intellectual Property.

(a)    As of the date hereof, either Rovi or a Subsidiary of Rovi owns, or is licensed or otherwise possesses contractual rights under, all Intellectual Property used in their respective businesses as currently conducted, except to the extent that the failure of any of the foregoing to be true and correct would not have a Rovi Material Adverse Effect. As of the date hereof, (i) there are no pending or, to the Knowledge of Rovi, threatened claims in writing by any Person alleging that Rovi or any of its Subsidiaries infringes or misappropriates the Intellectual Property of such Person and (ii) to the Knowledge of Rovi, the conduct of the business of Rovi and its Subsidiaries does not infringe any Intellectual Property of any Person, except to the extent that the failure of clause (ii) above to be true and correct would not have a Rovi Material Adverse Effect.
(b)    To the Knowledge of Rovi, except as would not be material to Rovi and its Subsidiaries, taken as a whole, the execution and delivery of this Agreement by Rovi and the consummation by Rovi, Parent and the Merger Subs of the Transactions will not result in the breach of, or create in any third party the right to terminate or modify any material Intellectual Property licenses of Rovi, excluding (x) off-the-shelf and internal use software, including but not limited to licenses to software (including as a service) that Rovi and any of its Subsidiaries use in the ordinary course of business and (y) open source software licenses (such agreements being referred to as “Rovi License-In Agreements”).
(c)    Except as would not have a Rovi Material Adverse Effect, all patents and registrations for trademarks, service marks and copyrights which are (i) held by Rovi or any of its Subsidiaries and (ii) material to the current conduct of the businesses of Rovi and its Subsidiaries, are subsisting and have not expired or been cancelled or abandoned (other than in the ordinary course of prosecution or otherwise in accordance with the applicable statutory expiration dates).
(d)    Except as would not be material to Rovi and its Subsidiaries, taken as a whole, Rovi takes commercially reasonable steps to protect and preserve its rights in the Intellectual Property of Rovi and its Subsidiaries (including executing confidentiality and intellectual property assignment agreements with current executive officers and current employees and contractors that have a material role in the development of Rovi’s products, including software, and Intellectual Property incorporated therein of Rovi and its Subsidiaries). Except as would not be material to Rovi and its Subsidiaries, taken as a whole, no prior or current employee or officer or any prior or current consultant or contractor of Rovi or any of its Subsidiaries has asserted in writing in the past six (6) years or, to the Knowledge of Rovi, has any ownership in any Intellectual Property owned by Rovi or its Subsidiaries (except for agreements entered into with consultants, service providers and contractors in the ordinary course of business where Rovi or any of its Subsidiaries was provided a license to specified developments in connection with the conduct of the business of Rovi or any of its Subsidiaries).
(e)    To the Knowledge of Rovi, neither Rovi nor any of its Subsidiaries has licensed any of the Intellectual Property owned by Rovi and its Subsidiaries to any third party on an exclusive basis, nor has Rovi or any of its Subsidiaries entered into any contract otherwise materially limiting its ability to commercially exploit such Intellectual Property owned by Rovi or any of its Subsidiaries in the conduct of the business of Rovi and its Subsidiaries in the ordinary course consistent with past practice (other than (i) any such contract where Intellectual

Property owned by Rovi or any of its Subsidiaries is licensed on a non-exclusive basis in the ordinary course of business (including when the product or service of Rovi or its Subsidiaries is distributed or bundled with third party in-licensed Intellectual Property), (ii) pricing limitations, (iii) outbound distributor, reseller, sales representative, marketing and similar agreements pursuant to which exclusivity is granted with respect to particular geographic territories in the ordinary course of business of Rovi or its Subsidiaries, (iv) obligations to comply with applicable Laws and regulations, and (v) obligations that apply because of the nature of the third party to the contract), except to the extent that the failure of any of the foregoing to be true and correct would not be material to Rovi and its Subsidiaries, taken as a whole.
4.15    Real Property. Except as would not have a Rovi Material Adverse Effect, (a) Rovi or a Subsidiary of Rovi owns and has good, valid and marketable title to, or valid leasehold interests or other comparable contract rights in or relating to all real property of Rovi and its Subsidiaries, free and clear of all Liens (except for Permitted Liens and all other minor defects in title exceptions, changes, defects, easements, restrictions, encumbrances and other matters, whether or not of record, which do not materially affect the continued use of the applicable property for the purposes for which such property is currently being used by Rovi or a Subsidiary of Rovi as of the date hereof); (b) Rovi and each of its Subsidiaries has complied with the terms of all leases of real property of Rovi and its Subsidiaries and all such leases are in full force and effect, enforceable in accordance with their terms against Rovi or any Subsidiary party thereto and, to the Knowledge of Rovi, the counterparties thereto; and (c) neither Rovi nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.
4.16    Opinion of Financial Advisor. The Rovi Board has received the opinion of Evercore Group L.L.C., dated as of April 28, 2016, substantially to the effect that, as of such date and based on and subject to the various assumptions, qualifications, and limitations set forth in such opinion, the Rovi Merger Consideration to be received by the holders of the Rovi Common Stock in the Transaction is fair, from a financial point of view, to such holders.
4.17    Contracts.
(a)    For purposes of this Agreement, “Rovi Specified Contract” shall mean:
(1)    any “material contract” (within the meaning of Item 601(b)(10) of Regulation S-K under the Securities Act and the Exchange Act) with respect to Rovi;
(2)    any indemnification, employment, consulting or other contract with (x) any member of the Rovi Board, or (y) any executive officer of Rovi other than those contracts terminable by Rovi or any of its Subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to Rovi or any such Subsidiary;
(3)    any contract containing any covenant currently or in the future limiting, in any material respect, the ability of Rovi or any of its Subsidiaries to compete or provide services in any line of business or with any Person or in any geographic area or market segment or to engage in any line of business (including any license, collaboration, agency or distribution agreements) or compete with any person, in each case with respect to the business in which Rovi engages as currently conducted;
(4)    any contract (i) relating to the disposition or acquisition by Rovi or any of its Subsidiaries, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business or (ii) pursuant to which Rovi or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than the Subsidiaries of Rovi;
(5)    any contract to provide source code into any escrow or to any third party (under any circumstances, other than (i) in connection with the evaluation, customization, development, manufacturing, testing or support of products, technology or services of Rovi or any of its Subsidiaries, subject to reasonable confidentiality obligations or (ii) pursuant to any open source license obligations) for any product or technology that is material to the business of Rovi and its Subsidiaries, taken as a whole, as currently conducted;
(6)    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or promissory notes relating to the borrowing of money, extension of credit or other indebtedness for borrowed money, in each case for more than $1 million;
(7)    any Rovi License-In Agreements that are material to the business of Rovi and its Subsidiaries, taken as a whole, as currently conducted relating to any Intellectual Property; and
(8)    the top 20 customer contracts of Rovi (measured by dollar amount of GAAP revenue of Rovi during the most recently ended fiscal year);
(9)    any material partnership, joint venture or similar agreement to which Rovi or any of its Subsidiaries is a party.
(b)    Section 4.17(b) of the Rovi Disclosure Schedule sets forth a list of all Rovi Specified Contracts as of the date hereof.
(c)    Except as would not be material to Rovi and its Subsidiaries, taken as a whole, (i) neither Rovi nor any Subsidiary of Rovi is in breach of or default under the terms of any Rovi Specified Contract; (ii) to the Knowledge of Rovi, no other party to any Rovi Specified Contract is in breach of or default under the terms of any Rovi Specified Contract; and (iii) each Rovi Specified Contract is a valid and binding obligation of Rovi or the Subsidiary of Rovi which is party thereto and, to the Knowledge of Rovi, of each other party thereto, and is in full force and effect, except the Bankruptcy and Equity Exception and for each of provisions (i) through (iii) hereof, except to the extent that particular Rovi Specified Contracts have expired or been terminated in accordance with their terms, in whole or in part. Since the Reference Date, neither Rovi nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Rovi Specified Contract. Neither Rovi nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Rovi Specified Contract.
4.18    Finders or Brokers. Except for Evercore Group L.L.C., neither Rovi nor any of its subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Mergers.
4.19    State Takeover Statutes. The approval of the Rovi Board of this Agreement and the Transactions is the only action necessary to render inapplicable (to the extent otherwise applicable) to this Agreement and the Transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL and, to the Knowledge of Rovi, similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” laws.
4.20    Insurance.
(a)    Section 4.20(a) of the Rovi Disclosure Schedule sets forth a list of each material insurance policy and all material claims made under such policies that have been paid since January 1, 2014 (the “Rovi Insurance Policies”). Except as would not be material to Rovi and its Subsidiaries, taken as a whole, each Rovi Insurance Policy is in full force and effect and all premiums due and payable under the Rovi Insurance Policies have been paid on a timely basis and Rovi and its Subsidiaries are in compliance in all material respects with all other terms thereof. Complete and correct copies of the Rovi Insurance Policies have been made available to TiVo.
(b)    Neither Rovi nor any of its Subsidiaries has received notice from any insurance carrier regarding: (i) any cancellation or invalidation of such insurance; or (ii) refusal of any coverage or rejection of any material claim under any Rovi Insurance Policies, except for such cancellations, invalidations, refusals or rejections as would not have a Rovi Material Adverse Effect. All appropriate insurance carriers under each Rovi Insurance Policy have been timely notified of all potentially insurable material losses known to Rovi and pending litigation, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.
4.21    Environmental Matters.
(a)    Each of Rovi, Parent and the Merger Subs is in material compliance with all Environmental Laws (as defined below), which compliance includes the possession by Rovi and its Subsidiaries of all material permits and other material governmental authorizations required under all Environmental Laws and compliance with the terms and conditions thereof.
(b)    There is no Environmental Claim pending against Rovi and Rovi has not received any written communication, whether from a Governmental Entity or other Person, that alleges that either Rovi or any of its Subsidiaries is not in material compliance with any Environmental Laws or any material permits required under any applicable Environmental Law, or that it is liable under any Environmental Law, or that it is responsible (or potentially responsible) for the remediation of any Materials of Environmental Concern (as defined below) at, on or beneath its facilities or at, on or beneath any land adjacent thereto or any other property, and, to the Knowledge of Rovi, there are no conditions existing at such facilities that would reasonably be expected to prevent or interfere with such full compliance or give rise to any Environmental Claim in the future against Rovi or its Subsidiaries or against any Person whose liability for any Environmental Claim Rovi has retained or assumed either contractually or by operation of law. Rovi has no Knowledge of any condition at any of the properties leased by Rovi or any of its Subsidiaries that would have a Rovi Material Adverse Effect.
4.22    Transactions with Affiliates. Except as disclosed in the Rovi SEC Documents, there are no Contracts or transactions between Rovi or any of its Subsidiaries, on the one hand, and any (i) officer or director of Rovi or any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of any class of the voting securities of Rovi or (iii) Affiliate or family member of any such officer, director or record or beneficial owner, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and the Exchange Act.
4.23    Solvency; Available Funds.
(a)    As of the Rovi Effective Time, assuming satisfaction of the conditions to Rovi’s and Merger Sub’s obligations to consummate the Mergers as set forth herein, or the waiver of such conditions, and after giving effect to all of the Transactions, including, without limitation, the payment of the TiVo Merger Consideration and the Rovi Merger Consideration, and payment of all related fees and expenses, (a) the amount of the “fair saleable value” of the assets of the TiVo Surviving Corporation and its subsidiaries, on a consolidated basis, would exceed (i) the value of all “liabilities of the TiVo Surviving Corporation and its subsidiaries on a consolidated basis, including contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of the TiVo Surviving Corporation and its subsidiaries, on a consolidated basis, on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the TiVo Surviving Corporation and its subsidiaries, on a consolidated basis, would not have an unreasonably small amount of capital for the operation of the business in which they are engaged or proposed to be engaged following the TiVo Effective Time; and (c) the TiVo Surviving Corporation and its subsidiaries, on a consolidated basis, will be able to pay their liabilities, including contingent and other liabilities, as they mature.
(b)    As of the Rovi Effective Time, Rovi will have sufficient cash necessary to enable it to (i) consummate the Transactions, (ii) pay the cash portion of the TiVo Merger Consideration pursuant to this Agreement, (iii) make all other payments required under this Agreement and (iv) pay all costs, fees and expenses related to this Agreement and the Transactions, in each case, without reliance on credit arrangements or additional financing. Rovi, Parent and the Merger Subs acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Rovi’s, Parent’s or the Merger Subs’, or any other Person’s, ability to obtain financing for the consummation of the Transactions.

4.24    Capitalization of Parent and the Merger Subs. The authorized capital stock of TiVo Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. The authorized capital stock of Rovi Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. The authorized capital stock of Parent consists of 250,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued and outstanding as of the date hereof. All of the issued and outstanding capital stock of Parent is, and immediately prior to the Rovi Effective Time will be, owned by Rovi, and all of the issued and outstanding capital stock of each Merger Sub is, and at the Rovi Effective Time will be, owned by Parent. Except as set forth in this Agreement, none of Parent or the Merger Subs has outstanding any option, warrant, right, or any other agreement pursuant to which any Person other than Rovi may acquire any equity security of any of Parent or the Merger Subs. None of Parent or the Merger Subs has conducted any business prior to the date hereof and has, and prior to the Rovi Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other Transactions. Each of Parent and the Merger Subs have provided true and complete copies of their respective certificates of incorporation and by-laws to TiVo.
4.25    Certain Arrangements. There are no Contracts, agreements, arrangements or understandings between Rovi, Parent or the Merger Subs, on the one hand, and any member of TiVo’s management or directors, on the other hand, as of the date hereof that relate in any way to TiVo or the Transactions. Prior to the TiVo Board approving this Agreement, the Mergers and the other Transactions for purposes of the applicable provisions of the DGCL, neither Rovi nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested stockholder” thereunder or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Mergers, or any Transactions.
4.26    Ownership of TiVo Shares. None of Rovi, Parent or the Merger Subs nor any of their respective Subsidiaries beneficially owns, directly or indirectly, any shares of capital stock of TiVo or other securities convertible into, exchangeable into or exercisable for shares of TiVo Common Stock (in each case, other than any such shares of capital stock of TiVo or other securities held on behalf of third parties or held in trust to fund TiVo or Rovi obligations). There are no voting trusts or other agreements, arrangements or understandings to which any of Rovi, Parent, the Merger Subs or any of their respective Subsidiaries is a party with respect to the voting of the capital stock or other equity or voting interest of Rovi or any of its Subsidiaries nor are there any agreements, arrangements or understandings to which Rovi, Parent, the Merger Subs or any of their respective Subsidiaries is a party with respect to the acquisition, divestiture, retention, purchase, sale or tendering of the capital stock or other equity or voting interest of TiVo or any of its Subsidiaries.
4.27    Rights Plan. Rovi has no stockholder rights plan, stockholder rights agreements or similar agreements with any of its stockholders.
4.28    Tax Qualification. Neither Rovi nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that is reasonably likely to prevent or impede the Mergers, taken together, from being treated as an “exchange” described in Section 351(a) of the Code or the Rovi Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.29    No Additional Representations. Each of Rovi, Parent and the Merger Subs acknowledges that neither TiVo nor any Person has made any representation or warranty, express or implied, of any kind, including without limitation any representation or warranty as to the accuracy or completeness of any information regarding TiVo furnished or made available to Rovi, Parent, the Merger Subs and any of their respective Representatives, in each case except as expressly set forth in Article III (as modified by the TiVo Disclosure Schedule and the TiVo SEC Documents), and none of TiVo or its Representatives, or any other Person shall be subject to any liability to Rovi, Parent, the Merger Subs or any other Person resulting from TiVo’s making available, or Rovi’s, Parent’s, or the Merger Subs’ use of, such information, including the confidential information memorandum, management presentation and other presentation materials delivered to Rovi, as subsequently updated, supplemented or amended, or any information, documents or material made available to Rovi, Parent, or the Merger Subs in the due diligence materials provided, including in the data room, other management presentations (formal or informal) or in any other form in connection with the Transactions and each of Rovi, Parent and the Merger Subs acknowledges that it is not relying and has not relied on any representations or warranties or other information whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties of TiVo set forth in Article III.
ARTICLE V
COVENANTS
5.1    TiVo Conduct of Businesses Prior to the TiVo Effective Time. Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the TiVo Effective Time, unless Rovi otherwise agrees in writing, TiVo shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all necessary foreign, federal, state and local licenses, TiVo Permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, executive officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the TiVo Disclosure Schedule, as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the TiVo Effective Time, TiVo shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Rovi in each instance:
(a)    amend the certificate of incorporation, by-laws or other similar organizational documents of TiVo (whether by merger, consolidation or otherwise);
(b)    (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, restricted stock units (RSUs), commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of TiVo or any of its Subsidiaries, or (B) any other securities in respect of, in lieu of, or in substitution for, any shares of capital stock or options of TiVo or any of its Subsidiaries outstanding on the date hereof, other than, in the case of clauses (A) and (B), the (x) issuance of shares of TiVo Common Stock pursuant to the exercise of TiVo Stock Options, and the vesting of TiVo RSUs, TiVo Performance Stock Awards or TiVo Restricted Stock Awards, in each case outstanding on the date hereof in accordance with their present terms or the terms of this Agreement, (y) issuance of shares of TiVo Common Stock in connection with the Final Offering under the TiVo ESPP and (z) issuance of shares of TiVo Common Stock in respect of conversions occurring pursuant to the terms of the TiVo Convertible Senior Notes Indenture; (ii) accelerate the vesting of any TiVo Stock Options, TiVo Restricted Stock Awards, TiVo Performance Stock Awards or TiVo RSUs, except as may be required pursuant to the terms of this Agreement or pursuant to a TiVo Benefit Plans as in effect on the date hereof that has been disclosed on Section 3.8(d) of the TiVo Disclosure Schedule; (iii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of the outstanding shares of capital stock of TiVo or any of its Subsidiaries, other than in connection with (A) the forfeiture or expiration of outstanding TiVo Stock Options and TiVo Restricted Stock Awards, (B) the withholding of shares of TiVo Common Stock to pay the exercise price or satisfy Tax obligations with respect to the exercise of TiVo Stock Options or vesting of TiVo Restricted Stock Awards pursuant to any obligations contained in the TiVo Stock Plans, (C) the unwind or termination of the TiVo Warrants and the TiVo Bond Hedge Options in compliance with Section 5.20 or (D) the exercise of the TiVo Bond Hedge Options; (iv) split, combine, subdivide or reclassify any shares of its capital stock or (v) declare, set aside for payment or pay any dividend or distribution, or make any other actual, constructive or deemed distribution, in respect of any shares of its capital stock or otherwise make any payments or distributions to its stockholders in their capacity as such;
(c)    other than indebtedness under the TiVo Convertible Senior Notes Indenture and TiVo Convertible Senior Notes and other indebtedness for borrowed money set forth on Section 5.1(c) of the TiVo Disclosure Schedule and any renewals, refinancings, replacements, amendments, restatements or extensions of such indebtedness (notwithstanding the foregoing, which refinancing does not include the TiVo Convertible Senior Notes Indenture and TiVo Convertible Senior Notes) that are effected on provisions regarding the effect of a change of control that are, taken as a whole, substantially the same, and with maturity dates and mandatory prepayments or redemptions no earlier than the maturity date or any mandatory prepayment or redemption applicable to the debt being refinanced or replaced and in principal amounts not in excess, of such debt refinanced (except by an amount equal to all unpaid accrued or capitalized interest thereon, make-whole payments or premium (including tender premium) applicable thereto or paid in connection therewith, plus upfront fees and original issue discount, plus customary fees and expenses) (a “Permitted Refinancing”), (i) incur any other indebtedness for borrowed money or modify in any material respect the terms of any existing indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for any such indebtedness of any Person other than a Subsidiary, or issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities of TiVo or its Subsidiaries (other than such transactions among TiVo and any of its Subsidiaries or pursuant to Contracts in effect as of the date of this Agreement) or (ii) redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money, other than (1) as required in accordance with its terms or (2) in the ordinary course of business;
(d)    sell, transfer, license, exchange or swap, mortgage (including securitizations), subject to any Lien (other than Permitted Liens) or otherwise dispose of by any means, or agree to any of the foregoing, any of its material properties (including the capital stock of its Subsidiaries), assets, operations, product lines or businesses (including Intellectual Property) except for sales, licensing, transfers or dispositions by any means, and agreements for any of the foregoing, (A) in the ordinary course of business consistent with past practice of TiVo and any of its Subsidiaries (for the avoidance of doubt, the ordinary course of business consistent with past practice does not include stand-alone patent licensing or any other sale, grant or license under patent rights other than such sale, grant or license made in connection with the ordinary course of product and/or service business of TiVo or any of its Subsidiaries consistent with past practice (e.g., licenses to customers or suppliers to use or produce the TiVo products and services)), (B) pursuant to Contracts in force on the date of this Agreement, (C) dispositions of obsolete or immaterial assets, or (D) transfers among TiVo and its Subsidiaries;
(e)    (i) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case outside the ordinary course of business (other than such transactions among TiVo and any of its Subsidiaries or pursuant to Contracts in effect as of the date of this Agreement) with a value or purchase price in excess of $10 million, individually or in the aggregate when taken with all other such ordinary course acquisitions or investments, or, in any case, that is or would have any reasonable possibility of preventing or delaying the Closing beyond the Outside Date (as the same may be extended) or could increase the likelihood of a failure to satisfy the conditions set forth in Sections 6.1(c), 6.1(e) or 6.2(e) or (ii) enter into any joint venture, partnership or similar agreement with any Person;
(f)    enter into a new line of business directly or indirectly (including any direct or indirect stand-alone patent licensing or other stand-alone licensing of Intellectual Property of TiVo or any of its Subsidiaries but excluding, for the avoidance of doubt, (A) the sale, grant or license made in connection with TiVo’s ordinary course of product and/or service business consistent with past practice (i.e., licenses to customers or suppliers to use or produce the TiVo products and services) and (B) the sale, grant or license pursuant to Contracts in force on the date of this Agreement);
(g)    make or authorize any payment of, accrual or commitment for, capital expenditures in any twelve (12) month period in excess of $1 million in the aggregate more than the amount listed on the budget previously made available to Rovi for TiVo’s 2017 fiscal year;
(h)    enter into, modify, amend, continue, cancel, renew or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) prevent or materially delay or impair the ability of TiVo and its Subsidiaries to consummate the Mergers, (2) materially impair the ability of TiVo and its Subsidiaries, taken as a whole, to conduct their business in ordinary course consistent with past practice, or (3) result in an incremental grant of a license to, or extension of rights to, the patents owned by Parent or its Subsidiaries (excluding TiVo and its Subsidiaries);
(i)    (A) modify, amend, cancel, renew or terminate any TiVo Designated Contracts or waive, release or assign any material rights or claims thereunder or enter into any Contract with a party on Part 1 of Schedule 8.16(a)(i); or (B) modify, amend, cancel, renew or terminate any TiVo Designated Contracts or waive, release or assign any material rights or claims thereunder or enter into any Contract with a party on Part 2 of Schedule 8.16(a)(i);
(j)    extend, renew or enter into any Contracts containing non-compete or exclusivity provisions that would materially restrict or limit the operations of TiVo and its Subsidiaries, taken as a whole; provided, that, no such non-compete or exclusivity limitations shall apply to the Affiliates of TiVo except in the case of extensions and renewals to existing Contracts on the same terms and only if such extensions and renewals of such Contracts are pursuant to the automatic renewal terms of such Contract in effect prior to the date of this Agreement;
(k)    except to the extent required in order to comply with applicable Law or except as required under this Agreement or any TiVo Benefit Plan as in effect on the date hereof, (i) grant or increase any severance or termination pay, retention or change in control bonus, or supplemental retirement or post-employment benefit to (or amend any existing arrangement with) any TiVo Board member, employee or consultant, (ii) increase in any manner (including by way of effecting employee promotions) the compensation or benefits of any TiVo Board member, employee or consultant, (iii) enter into any employment, consulting, indemnification, severance, termination, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former TiVo Board member, executive officer or employee at the level of director or higher, (iv) establish, adopt or amend any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other TiVo Benefit Plan or arrangement covering any TiVo Board member, officer, consultant or employee (or any plan, agreement or arrangement that would constitute a TiVo Benefit Plan if in effect on the date hereof), (v) take any action to accelerate the vesting or payment of any compensation or benefits under any TiVo Benefit Plan, (vi) make any material determination under any TiVo Benefit Plan that is inconsistent with the ordinary course of business or past practice, (vii) enter into any third-party Contract with respect to a TiVo Benefit Plan (including, without limitation, Contracts for the provision of services to such TiVo Benefit Plan, including benefits administration), or (viii) loan any funds to any TiVo Board member, officer, consultant or employee;
(l)    execute, adopt, amend or terminate any collective bargaining Contract to which TiVo is a party or which governs any employees of TiVo or its Subsidiaries;
(m)    settle, or offer or propose to settle any litigation or other Proceeding or dispute that is not Transaction Litigation (i) for an amount in excess of $1 million or (ii) which would include any non-monetary relief that would materially affect TiVo, its Subsidiaries or its Affiliates from and after the Closing Date;

(n)    except as required or permitted by GAAP or as advised by TiVo’s regular public independent accountant, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of TiVo;
(o)    authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of TiVo or any of its material Subsidiaries;
(p)    outside the ordinary course of TiVo’s administration of its Tax matters, adopt or change any material method of Tax accounting, make or change any material Tax election or file any amended material Tax Return;
(q)    except as permitted pursuant to Section 5.1(b)(i) or Section 5.1(k), enter into any Contract between itself, on the one hand, and any of its employees, officers or directors, on the other hand;
(r)    subject to Section 5.9, take any action (or omit to take any action) if such action (or omission), at the time of such action (or omission), would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied;
(s)    amend, modify, waive or terminate any of the change in control provisions contained in the TiVo Inc. 1999 Equity Incentive Plan, TiVo Inc. 2008 Equity Incentive Award Plan and/or any employment or change of control agreements between TiVo and such persons listed on Section 5.1(s) of the TiVo Disclosure Schedule; or
(t)    agree, resolve or commit to take any of the actions prohibited by this Section 5.1.
5.2    Rovi Conduct of Businesses Prior to the Rovi Effective Time. Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Rovi Effective Time, unless TiVo otherwise agrees in writing, Rovi and Parent shall, and shall cause their respective Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all necessary foreign, federal, state and local licenses, Rovi Permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, executive officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, and except as set forth in Section 5.2 of the Rovi Disclosure Schedule, as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the TiVo Effective Time, Rovi and Parent shall not, and shall not permit any of their respective Subsidiaries to, without the prior written consent of TiVo in each instance:
(a)    Subject to Section 1.5, amend Rovi’s, Parent’s or the Merger Subs’ certificates of incorporation, by-laws or other similar organizational documents (whether by merger, consolidation or otherwise) in a manner that would adversely affect the consummation of the Mergers or affect the holders of TiVo Common Stock whose shares may be converted into

Parent Common Stock at the TiVo Effective Time in a manner different than holders of Rovi Common Stock prior to the Rovi Effective Time;
(b)    (i) split, combine, subdivide or reclassify any shares of its capital stock or (ii) declare, set aside for payment or pay any dividend or distribution, or make any other actual, constructive or deemed distribution, in respect of any shares of its capital stock or otherwise make any payments or distributions to its stockholders in their capacity as such;
(c)    make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case outside the ordinary course of business (other than such transactions among Rovi and any of its Subsidiaries or pursuant to Contracts in effect as of the date of this Agreement) with a value or purchase price in excess of $25 million, individually or in the aggregate when taken with all other such ordinary course acquisitions or investments, or, in any case, that is or would have any reasonable possibility of preventing or delaying the Closing beyond the Outside Date (as the same may be extended) or could increase the likelihood of a failure to satisfy the conditions set forth in Sections 6.1(c), 6.1(e) or 6.2(e);
(d)    enter into any agreement to acquire another business, directly or indirectly, or effect any transaction that, at the time thereof, would have any reasonable possibility of preventing or delaying the Closing beyond the Outside Date (as the same may be extended) or could increase the likelihood of a failure to satisfy the conditions set forth in Sections 6.1(c), 6.1(e) or 6.2(e);
(e)    sell, transfer, license, exchange or swap, mortgage (including securitizations), subject to any Lien (other than Permitted Liens) or otherwise dispose of by any means, or agree to any of the foregoing, any of its material properties (including the capital stock of its Subsidiaries), assets, operations, product lines or businesses (including Intellectual Property) except for sales, licensing, transfers or dispositions by any means, and agreements for any of the foregoing, (A) in the ordinary course of business consistent with past practice of Rovi and any of its Subsidiaries, (B) pursuant to contracts in force on the date of this Agreement, (C) dispositions of obsolete or immaterial assets, or (D) transfers among Rovi and its Subsidiaries;
(f)    enter into, modify, amend, continue, cancel, renew or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) prevent or materially delay or impair the ability of Rovi and its Subsidiaries to consummate the Mergers and other Transactions, or (2) materially impair the ability of Rovi and its Subsidiaries, taken as a whole, to conduct their business in ordinary course consistent with past practice;
(g)    except as required or permitted by GAAP or as advised by Rovi’s regular public independent accountant, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Rovi;

(h)    authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Parent, Rovi or any of Rovi’s material Subsidiaries;
(i)    outside the ordinary course of Rovi’s administration of its Tax matters, adopt or change any material method of Tax accounting, make or change any material Tax election or file any amended material Tax Return;
(j)    subject to Section 5.9, take any action (or omit to take any action) if such action (or omission), at the time of such action (or omission), would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied; or
(k)    agree, resolve or commit to take any of the actions prohibited by this Section 5.2.
5.3    Preparation of the Registration Statement and the Joint Proxy Statement/Prospectus; Stockholders Meetings.
(a)    As promptly as practicable after the execution of this Agreement, (i) Rovi and TiVo shall jointly prepare and Rovi and TiVo, as applicable, shall file with the SEC the Joint Proxy Statement/Prospectus to be sent to the stockholders of Rovi relating to the Rovi Stockholders Meeting and to the stockholders of TiVo relating to the TiVo Stockholders Meeting and (ii) Parent and Rovi shall prepare (with TiVo’s reasonable cooperation) and file with the SEC the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in (A) the TiVo Merger and (B) the Rovi Merger. Prior to the Registration Statement being declared effective, (1) Rovi shall use its reasonable best efforts to execute and deliver to Cooley and to Skadden the applicable “Tax Representation Letter” referenced in Section 5.19; and (2) TiVo shall use its reasonable best efforts to execute and deliver to Skadden and to Cooley the applicable “Tax Representation Letter” referenced in Section 5.19. Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, (x) Rovi shall use its commercially reasonable efforts to cause Cooley to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (y) TiVo shall use its commercially reasonable efforts to cause Skadden to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.3(a) and Section 5.19. Each of Rovi and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), and, prior to the effective date of the Registration Statement, Rovi and Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock. Rovi and TiVo shall furnish all information as may be reasonably requested by the other Principal Party in connection with any such action and the preparation, filing and distribution of the Joint Proxy Statement/Prospectus. As promptly as practicable after the Registration Statement shall have become effective, each of Rovi and TiVo shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement/Prospectus will be made by Parent, Rovi or TiVo, in each case without providing the other Parties with a reasonable opportunity to review and comment thereon. If at any time prior to the TiVo Effective Time any information relating to Parent, Rovi or TiVo, or any of their respective Affiliates, directors or officers, should be discovered by Rovi, Parent or TiVo which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Rovi and TiVo. Each Party shall notify the others promptly of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus or the Registration Statement or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Filings or the Mergers.
(b)    TiVo shall, as soon as practicable following effectiveness of the Registration Statement, duly call, give notice of, convene and hold a meeting of its stockholders (the “TiVo Stockholders Meeting”) for the purpose of seeking the TiVo Stockholder Approval. If the TiVo Board has not made a TiVo Adverse Recommendation Change, TiVo shall, through the TiVo Board, make the TiVo Recommendation, include such TiVo Recommendation in the Joint Proxy Statement/Prospectus, and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the TiVo Merger, and (ii) take all other action necessary or advisable to secure the TiVo Stockholder Approval. Except as expressly permitted in Sections 5.4(b) and 5.4(d), neither the TiVo Board nor any committee thereof shall (A) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify, in a manner adverse to Rovi, the approval, determination of advisability, or recommendation by such Board of Directors or such committee of this Agreement, the Mergers, and the other Transactions, (B) make any other public statement in connection with the TiVo Stockholders Meeting by or on behalf of the TiVo Board that would reasonably be expected to have the same effect or (C) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal ((A), (B) and (C), until and unless retracted or reversed, being referred to as a “TiVo Adverse Recommendation Change”). Notwithstanding the foregoing, (x) if on the date the TiVo Stockholders Meeting is scheduled, TiVo has not received proxies representing a sufficient number of shares of TiVo Common Stock to obtain the TiVo Stockholder Approval, TiVo shall have the right to make one or more postponements or adjournments of the TiVo Stockholders Meeting; provided that the TiVo Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the TiVo Stockholders Meeting was, at the time of such postponement or adjournment, scheduled to be held or reconvened, as applicable and (y) TiVo may postpone or adjourn the TiVo Stockholders Meeting if TiVo has provided a written notice to Rovi pursuant to Section 5.4(b) that it intends to make a TiVo Adverse Recommendation Change in connection with a Superior Proposal, until a date that is five (5) Business Days after the deadline contemplated by Section 5.4(b) with respect to such notice or subsequent notices if the Takeover Proposal is modified during such five (5) Business Day period. Absent a TiVo Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect and this Agreement shall be submitted to the TiVo stockholders at the TiVo Stockholders Meeting for the purpose of voting on adopting this Agreement.
(c)    Rovi shall, as soon as practicable following effectiveness of the Registration Statement, duly call, give notice of, convene and hold a meeting of its stockholders (the “Rovi Stockholders Meeting”) for the purpose of seeking the Rovi Stockholder Approval. If the Rovi Board has not made a Rovi Adverse Recommendation Change, Rovi shall, through the Rovi Board, make the Rovi Recommendation, include such Rovi Recommendation in the Joint Proxy Statement/Prospectus, and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the Rovi Merger and (ii) take all other action necessary or advisable to secure the Rovi Stockholder Approval. Except as expressly permitted in Sections 5.4(b) and 5.4(d), neither the Rovi Board nor any committee thereof shall (A) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify, in a manner adverse to TiVo, the approval, determination of advisability, or recommendation by such Board of Directors or such committee of this Agreement, the Mergers, and the other Transactions, (B) make any other public statement in connection with the Rovi Stockholders Meeting by or on behalf of the Rovi Board that would reasonably be expected to have the same effect or (C) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal ((A), (B) and (C), until and unless retracted or reversed, being referred to as a “Rovi Adverse Recommendation Change”). Notwithstanding the foregoing, (x) if on the date the Rovi Stockholders Meeting is scheduled, Rovi has not received proxies representing a sufficient number of shares of Rovi Common Stock to obtain the Rovi Stockholder Approval, Rovi shall have the right to make one or more postponements or adjournments of the Rovi Stockholders Meeting; provided that the Rovi Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Rovi Stockholders Meeting was, at the time of such postponement or adjournment, scheduled to be held or reconvened, as applicable and (y) Rovi may postpone or adjourn the Rovi Stockholders Meeting if Rovi has provided a written notice to TiVo pursuant to Section 5.4(b) that it intends to make a Rovi Adverse Recommendation Change in connection with a Superior Proposal, until a date that is five (5) Business Days after the deadline contemplated by Section 5.4(b) with respect to such notice or subsequent notices if the Takeover Proposal is modified during such five (5) Business Day period. Absent a Rovi Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect and this Agreement shall be submitted to the Rovi stockholders at the Rovi Stockholders Meeting for the purpose of voting on adopting this Agreement.

(d)    Notwithstanding any other provision of this Agreement, the Parties shall cooperate and use reasonable best efforts to hold the TiVo Stockholders Meeting and the Rovi Stockholders Meeting on the same day.
5.4    No Solicitation; No-Shop.
(a)    Each of TiVo and Rovi shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as hereinafter defined) and shall seek to have returned to TiVo or Rovi any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the TiVo Effective Time or the date of termination of this Agreement in accordance with Article VII, each of TiVo and Rovi shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its Affiliates or Representatives retained by it or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal, (ii) engage in any discussions or negotiations regarding any Takeover Proposal, (iii) provide any confidential information or data to any Person in relation to a Takeover Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (v) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement related to any Takeover Proposal (excluding any confidentiality agreements entered into in connection with any Takeover Proposal) or propose publicly or agree to do any of the foregoing related to any Takeover Proposal; provided, however, that (x) Rovi or TiVo, as applicable, may ascertain facts from the party making such Takeover Proposal for the sole purpose of the TiVo Board or the Rovi Board, as applicable, informing itself about the Takeover Proposal and the party that made it and (y) if, prior to obtaining the TiVo Stockholder Approval (in the case of TiVo) or the Rovi Stockholder Approval (in the case of Rovi), following the receipt of a Superior Proposal (as hereinafter defined) or a proposal which is reasonably expected to lead to a Superior Proposal that in either case was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of clause (i) above, the TiVo Board or the Rovi Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Takeover Proposal, as applicable, would be inconsistent with its fiduciary duties to TiVo’s stockholders or Rovi’s stockholders, as applicable, under applicable Law, TiVo or Rovi may, in response to such Takeover Proposal, as applicable, and subject to compliance with Section 5.4(c), (A) furnish information with respect to TiVo or Rovi, as applicable, to the party making such Takeover Proposal and its respective Representatives pursuant to a confidentiality agreement that contains provisions not less favorable to TiVo or Rovi, as the case may be, than those contained in the Confidentiality Agreement (as it had been modified by the letter agreement by and between TiVo and Rovi dated March 25, 2016) and that in any event does not prohibit or restrain the making of a Takeover Proposal; provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with TiVo or Rovi, as applicable, and (2) TiVo advises Rovi or Rovi advises TiVo, as applicable, of all such nonpublic information delivered to such Person substantially concurrently with its delivery to the requesting party and (B) engage in discussions or negotiations with such party and its Representatives regarding such Takeover Proposal. Each of TiVo and Rovi agrees not to waive or fail to enforce any provision of any confidentiality or standstill agreement to which it is a party relating to a potential or actual Takeover Proposal.
(b)    Notwithstanding any other provision of this Agreement, including Section 5.3 but subject to compliance with this Section 5.4, prior to receipt of the TiVo Stockholder Approval, the TiVo Board may, or, prior to receipt of the Rovi Stockholder Approval, the Rovi Board may, in response to any Takeover Proposal, effect a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change, as applicable, and subject to compliance with this Section 5.4(b) and Section 7.3(f), as applicable, terminate this Agreement in order to enter into a binding agreement providing for a Superior Proposal, if (i) the TiVo Board or the Rovi Board concludes in good faith, after consultation with TiVo’s or Rovi’s outside financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal; (ii) the TiVo Board or the Rovi Board concludes in good faith, after consultation with TiVo’s or Rovi’s outside legal counsel, that the failure to make a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change would be inconsistent with the exercise of its fiduciary duties to the stockholders of TiVo or Rovi under applicable Laws; (iii) the board effecting the recommendation change, or seeking to terminate the Agreement as provided above, provides the other Principal Party five (5) Business Days prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Proposal that is specified in Section 5.4(c), as well as a copy of such Takeover Proposal; (iv) during the five (5) Business Days following such written notice (or such shorter period as is specified below), the board effecting the recommendation change and, if requested by other Principal Party, its Representatives have negotiated in good faith with the other Principal Party regarding any revisions to the terms of the Transactions proposed by the other Principal Party in response to such Superior Proposal; and (v) at the end of the five (5) Business Day period described in the foregoing clause (iv), the TiVo Board or Rovi Board concludes in good faith, after consultation with TiVo’s or Rovi’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which the other Principal Party has agreed in writing), that the Takeover Proposal continues to be a Superior Proposal and that the failure to make a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change would be inconsistent with the exercise by the TiVo Board or Rovi Board of its fiduciary duties to the stockholders of TiVo or Rovi under applicable Laws. Any material amendment or modification to any Superior Proposal will be deemed to be a new Takeover Proposal for purposes of this Section 5.4; provided, however, that the notice period pursuant to clause (iii) above and the period during which the board effecting the recommendation change and its Representatives are required to negotiate in good faith with the other Principal Party regarding any revisions to the terms of the Transactions proposed by the other Principal Party in response to such new Takeover Proposal pursuant to clause (v) above shall expire on the later to occur of (x) three (3) Business Days after the board effecting the TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change, as applicable, provides written notice of such new Takeover Proposal to the other Principal Party and (y) the end of the original five (5) Business Day period described in clause (v) above; provided, further, that neither the delivery of the notice by a Party pursuant to clause (iii) above nor any public announcement thereof that such Party determines that it is required to make under applicable Law shall constitute a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change, as applicable, unless and until such Party shall have failed at or prior to the end of the period referred to in clause (iv) above to publicly announce that it (A) was recommending the Transactions and (B) has determined that such other Takeover Proposal (taking into account (1) any modifications or adjustments made to the Transactions and agreed to by the Parties and (2) any modifications or adjustments made to such other Takeover Proposal) is not a Superior Proposal and has publicly rejected such Takeover Proposal. Upon the occurrence of the failure described in the immediately preceding proviso, such notice and such public announcement shall constitute a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change, as applicable.
(c)    In addition to the obligations of TiVo and Rovi set forth in Sections 5.4(a) and 5.4(b), TiVo or Rovi shall promptly, and in any event no later than 24-hours after it receives any Takeover Proposal or any request for nonpublic information or inquiry that such Party reasonably believes could lead to a Takeover Proposal, advise the other Principal Party orally and in writing of any request for confidential information in connection with a Takeover Proposal or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the Person making such request or Takeover Proposal and shall keep the other Principal Party promptly advised of all changes to the material terms of any Takeover Proposal. Each of TiVo and Rovi agrees that subject to applicable restrictions under Laws applicable to TiVo or Rovi and their respective Subsidiaries, it shall, prior to or concurrent with the time it is provided to any third parties, provide to the other Principal Party any non-public information concerning TiVo or Rovi and their respective Subsidiaries that TiVo or Rovi provided to any third party in connection with any Takeover Proposal which was not previously provided to the other Principal Party.
(d)    Nothing in this Agreement shall prohibit or restrict the TiVo Board or Rovi Board from effecting a TiVo Adverse Recommendation Change or Rovi Adverse Recommendation Change, as applicable, if (and only if) it is in response to, or as a result of, an Intervening Event and the TiVo Board or Rovi Board, as applicable, after consultation with its outside legal counsel, concludes in good faith, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties to the stockholders of TiVo or Rovi, as applicable, under applicable Laws.
(e)    Nothing contained in this Agreement shall prohibit the Rovi Board or the TiVo Board from (i) taking and disclosing to their stockholders of a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to their stockholders if the TiVo Board or Rovi Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would be inconsistent with its duties to the stockholders of TiVo or Rovi under applicable Laws; or (iii) making accurate disclosure to their stockholders of factual information regarding the business, financial condition or results of operations of Rovi or TiVo or the fact that a Takeover Proposal has been made, the identity of the party making such proposal or the material terms of such proposal (and such disclosure shall not be deemed to be a Rovi Adverse Recommendation Change or a TiVo Adverse Recommendation Change, as applicable), so long as (A) any such disclosure includes the Rovi Recommendation or the TiVo Recommendation, as applicable, without any modification or qualification thereof or continues the prior recommendation of the Rovi Board or TiVo Board, as the case may be, and (B) does not contain either an express Rovi Adverse Recommendation Change (without giving effect to clause (B) of the definition thereof)

or an express TiVo Adverse Recommendation Change (without giving effect to clause (B) of the definition thereof), as applicable, or any other statements by or on behalf of the Board of Directors of such Party which would reasonably be expected to have the same effect as a Rovi Adverse Recommendation Change or a TiVo Adverse Recommendation Change, as applicable.
(f)    For purposes of this Agreement:
(i)    “Takeover Proposal” means any inquiry, proposal or offer from any Person (other than TiVo, Rovi, Parent and their Subsidiaries, Affiliates and Representatives) relating to any direct or indirect acquisition or purchase of (A) 20% or more of the consolidated assets (including equity interests in Subsidiaries) of TiVo or Rovi, as applicable, and its Subsidiaries, taken as a whole, (B) 20% or more of any class of equity securities or voting power of TiVo or Rovi, (C) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of equity securities or voting power of TiVo or Rovi, or (D) any merger, consolidation, share exchange, business combination, recapitalization, extraordinary dividend or self-tender offer, liquidation, dissolution, or similar transaction involving TiVo or Rovi or any of their Subsidiaries, other than the Transactions.
(ii)    “Superior Proposal” means a bona fide written Takeover Proposal from any Person (other than TiVo, Rovi and their Subsidiaries) providing for the direct or indirect acquisition or purchase of 50% or more of the consolidated assets (including equity interests in Subsidiaries) of TiVo or Rovi and its Subsidiaries, taken as a whole, or 50% or more of any class of equity securities or voting power of TiVo or Rovi, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of equity securities or voting power of TiVo or Rovi, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving TiVo or Rovi or any of their Subsidiaries (other than the Transactions) for which the third party has demonstrated that the financing for such offer is fully committed or is reasonably likely to be obtained, in each case as determined by the TiVo Board or the Rovi Board in its good faith judgment (after receiving the advice of independent financial advisors and outside counsel) and which the TiVo Board or Rovi Board, as applicable, has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, and, if consummated, would result in a transaction more favorable to TiVo or Rovi, as applicable, and their respective stockholders from a financial point of view than the Transactions.
5.5    Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to this Agreement and the Transactions after the date hereof, each of Rovi and TiVo and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions and otherwise act to eliminate or minimize the effects of such statute or regulation on the Mergers and the other Transactions. Nothing in this Section 5.5 shall be construed to permit a Party to this Agreement to do any act that would otherwise constitute a violation or breach of, or as a waiver of any of the rights of another Party under, any other provision of this Agreement.
5.6    Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release reasonably acceptable to Rovi and TiVo. Thereafter, Rovi (unless the Rovi Board has made a Rovi Adverse Recommendation Change) and TiVo (unless the TiVo Board has made a TiVo Adverse Recommendation Change) will consult with the other Principal Party before either Principal Party or any of their respective Representatives (a) participates in any media interviews, (b) engages in meetings or calls with analysts, institutional investors or other similar Persons or (c) provides any statements which are public or are reasonably likely to become public, in any such case to the extent relating to the Transactions (a “Public Statement”), except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Parties will use their reasonable best efforts to consult with the other Principal Party in advance of any such media interviews, meetings or calls or statements. In addition, unless the Rovi Board has made a Rovi Adverse Recommendation Change or the TiVo Board has made a TiVo Adverse Recommendation Change, Rovi and TiVo agree to cause their respective directors and executives officers to refrain from taking any position in any such Public Statement that is (x) contrary to the positions previously taken by TiVo and Rovi with respect to this Agreement and the Transactions, including the Mergers, or (y) reasonably likely to have a significant, adverse impact on the ability of the Parties to consummate the

Transactions. The executive officers of Rovi and TiVo will direct their respective employees, Representatives and Subsidiaries to comply with this Section 5.6.
5.7    Notification of Certain Matters. Each Party shall give prompt notice to the other Parties if any of the following occur after the date of this Agreement: (i) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such third party is or may be required in connection with the Transactions; (ii) receipt of any notice or other communication from any Governmental Entity, NASDAQ or any other securities market in connection with the Transactions; or (iii) such Party becoming aware of the occurrence of an event that could materially prevent or delay the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies of TiVo, Rovi, Parent or the Merger Subs available hereunder and no information delivered pursuant to this Section 5.7 shall update any section of the TiVo Disclosure Schedule or the Rovi Disclosure Schedule.
5.8    Access to Information.
(a)    Upon reasonable notice and subject to applicable Laws relating to the exchange of information, Rovi, Parent and TiVo shall cause each of its and their respective Subsidiaries to, afford to its and their Representatives, during normal business hours during the period prior to the Effective Times, reasonable access (including for the purpose of coordinating transition planning with employees, but not for purposes of conducting environmental site assessments) to all its and its Subsidiaries’ properties, books, Contracts, commitments and records (including TiVo’s Tax records), and to its and their Representatives and, during such period, each Principal Party shall, and shall cause its Subsidiaries to, promptly make available to the other Principal Party, subject, in the case of competitively sensitive information, to any customary “clean-room” arrangements agreed between the Principal Parties, (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties and personnel as the other Principal Party may reasonably request.
(b)    No investigation by any of the Parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of any other Party set forth herein.
(c)    This Section 5.8 shall not require either Principal Party or any of its Subsidiaries to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Principal Party would reasonably be expected to result in (i) any violation of any material Contract or Law to which such Principal Party is a party or is subject or cause any privilege (including attorney-client privilege) which such Party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such Principal Party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such Principal Party’s position in any pending or, what such Principal Party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) if such Principal Party or any of its Subsidiaries, on the one hand, and the other Principal Party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided, that, in the cases of clause (i), the Principal Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (1) would not (in the good faith belief of the disclosing Principal Party (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such material Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the disclosing Principal Party (after consultation with counsel which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the non-disclosing Principal Party shall be provided access to such information; provided, further, that the disclosing Principal Party shall (x) notify the other Principal Party that such disclosures are reasonably likely to violate the disclosing Principal Party’s or its Subsidiaries’ obligations under any such material Contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other Principal Party in reasonable detail (A) the facts giving rise to such notification and (B) the subject matter of such information (to the extent it is able to do so in accordance with the foregoing proviso) and (z) in the case where such disclosures are reasonably likely to violate such disclosing Principal Party’s or its Subsidiaries’ obligations under any material Contract, use reasonable commercial efforts to seek consent from the applicable third party to any such material Contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such Contract).
(d)    The information provided pursuant to this Section 5.8 shall be used solely for the purpose of the Transactions, and unless and until the Mergers are consummated, such information shall be kept confidential by the recipient thereof in accordance with, and shall otherwise abide by and be subject to the terms and conditions of the Confidentiality Agreement, except that the information provided pursuant to this Section 5.8 or portions thereof may be disclosed to such recipientʼs Representatives who (i) need to know such information for the purpose of the Transactions, (ii) shall be advised by Rovi or TiVo, as the case may be, of this provision, (iii) agree to hold the information provided pursuant to this Section 5.8 as confidential and (iv) agree with Rovi or TiVo to be bound by the provisions hereof. If this Agreement is terminated, Rovi and TiVo shall and shall cause each of their respective Representatives to, return or destroy (and certify destruction of) all information provided pursuant to this Section 5.8. All requests for information made pursuant to this Section 5.8 shall be directed to an executive officer of Rovi or TiVo, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to their the in-house counsel of such Party.
5.9    Reasonable Best Efforts.
(a)    Subject to the terms and conditions of this Agreement, each of Rovi, Parent and TiVo shall, and shall cause its Subsidiaries to use reasonable best efforts (i) to take, or cause to be taken, all actions necessary or advisable to comply promptly with all legal requirements which may be imposed on such Party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in Article VI hereof, to consummate the Transactions, including the Mergers, as promptly as practicable, (ii) to obtain (and to cooperate with the other Parties to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by TiVo, Parent or Rovi or any of their respective Subsidiaries in connection with the Mergers and the other Transactions, and to comply with the terms and conditions of any such consent, authorization, order or approval and (iii) to execute and deliver any additional instruments necessary to consummate the Transactions.
(b)    Subject to the terms and conditions of this Agreement, each of Rovi, Parent and TiVo shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the Transactions, including using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Transactions and using reasonable best efforts to defend any Proceeding seeking to enjoin, prevent or delay the consummation of the Transactions or seeking material damages.
(c)    In furtherance and not in limitation of the foregoing, (i) each Party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within ten (10) Business Days of the date hereof, unless otherwise agreed to by the Parties, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.9 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each of TiVo and Rovi shall each use its reasonable best efforts to (x) take all action reasonably necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action reasonable to enable the Transactions to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.
(d)    Each of the Parties shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with (A) determining whether any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any Proceeding relating to the Transactions, including any Proceeding initiated by a private party, is required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties to other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) timely making all such filings and submissions and timely obtaining all such consents, permits, authorizations or approvals; (ii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity; (iii) keep the other Parties informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any communication received or given by a private party in connection with any Proceeding, in each case regarding any of the Transactions. Subject to applicable Laws relating to the exchange of information, Rovi or Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided, however that each of the Parties shall have the right to review in advance, and to the extent practicable each will consult the other on any filing made with, or written materials constituting material communications submitted to, any third party and/or any Governmental Entity in connection with any Proceeding with respect to the Transactions in connection with proceedings under or relating to any Antitrust Law. Subject to applicable Laws relating to the exchange of information, each Party shall, to the extent practicable, give the other party reasonable advance notice of all material communications with any Governmental Entity and each Party shall have the right to attend or participate in material conferences, meetings and telephone or other communications between the other Parties and regulators concerning the Transactions. Notwithstanding anything to the contrary contained in this Agreement, Rovi, after prior consultation with TiVo to the extent practicable and good faith consideration of its views, shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances, including in connection with the determination of any Regulatory Actions with participation from TiVo, and shall take the lead in all meetings and communications with any Governmental Entity and TiVo in connection with obtaining any necessary antitrust or competition clearances. Rovi and TiVo may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.9(d) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside antitrust counsel to employees, officers, directors or other Representatives of the recipient unless express permission is obtained in advance from the source of the materials (TiVo or Rovi, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 5.9(d), materials provided to another Party or its outside counsel may be redacted to remove references concerning the valuation, pricing and other competitively sensitive terms from an antitrust perspective in the Contracts of the Parties and their respective Subsidiaries.
(e)    Notwithstanding Sections 5.9(a) through 5.9(d) or any other provision of this Agreement to the contrary, in no event shall Rovi or Parent or their Subsidiaries or Affiliates be required to agree to (nor shall TiVo and its Subsidiaries, without Rovi’s prior written consent, propose or commit to any third party that it or Rovi or Parent or their Subsidiaries or Affiliates) (i) divest, license, hold separate or otherwise dispose of, encumber or allow a third party to utilize, any portion of its or their respective businesses, assets or Contracts or (ii) take any other action that may be required or requested by any Governmental Entity in connection with obtaining the consents, authorizations, orders or approvals contemplated by this Section 5.9 that, in the case of clauses (i) and (ii), would have an adverse impact, in any material respect, on (A) the business of Rovi and its Subsidiaries, taken as a whole or (B) the business of TiVo and its Subsidiaries, taken as a whole (each a “Regulatory Action”).
5.10    Indemnification.
(a)    From and after the Effective Times, Parent shall (and shall cause TiVo and Rovi to) indemnify, defend and hold harmless, (i) to the fullest extent permitted under applicable Law (without limitation to clause (ii) below), and shall advance expenses as incurred to the fullest extent permitted under applicable Law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to be indemnified hereunder, and (ii) to the same extent that such persons are entitled to indemnification pursuant to the certificate of incorporation and by-laws of Rovi and TiVo as in effect as of the date hereof or in any Contract of the applicable Party or its respective Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement, each present and former director, officer or employee of TiVo, Rovi and their respective Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Times, including the Transactions, in such Indemnitee’s capacity as a director, officer or employee of Rovi or TiVo or any of their respective Subsidiaries or in such Indemnitee’s capacity as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of Rovi or TiVo, before the Effective Times (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of Rovi or TiVo).
(b)    Parent agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Times (including in connection with this Agreement or the Transactions or actions contemplated hereby) now existing in favor of the current or former directors, officers or employees of Rovi or TiVo or any of their respective Subsidiaries as provided in their respective certificates of incorporation, by-laws or other organizational documents shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Times, Parent shall cause Rovi and TiVo to, and the Rovi Surviving Corporation and the TiVo Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the applicable Party’s certificate of incorporation and by-laws or similar organization documents in effect as of the date of this Agreement or in any Contract of the applicable Party or its respective Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Times were current or former directors, officers or employees of Rovi or TiVo or their respective Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.
(c)    In the event that either Parent or the applicable Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, Parent shall, and shall cause the applicable Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.10.
(d)    Prior to the TiVo Effective Time, TiVo may obtain and fully pay for “tail” insurance policies with a claims period of no more than six (6) years from and after the TiVo Effective Time from an insurance carrier with the same or better credit rating as TiVo’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage not materially more favorable than TiVo’s existing policies with respect to matters existing or occurring at or prior to the TiVo Effective Time (including with respect to acts and omissions occurring in connection with this Agreement or the Transactions or actions contemplated hereby) and, if such policies have been obtained, Parent shall, and shall cause the TiVo Surviving Corporation to maintain such policies in full force and effect after the TiVo Effective Time; provided, however, that in no event shall Parent, TiVo or the TiVo Surviving Corporation expend for such “tail” policies a premium amount greater than the product of the cost of the annual premium of TiVo’s policy in existence as of the date of this Agreement multiplied by the number of years covered by such “tail” policy. Parent shall cause each of the Rovi Surviving Corporation and if, as of the TiVo Effective Time, TiVo shall not have obtained the “tail” policies described in the previous sentence, the TiVo Surviving Corporation, as the case may be, to provide the current and former directors and officers of TiVo and Rovi with an insurance and indemnification policy (from an insurance carrier or insurance carriers with the same or better credit rating as the current insurers) that provides directors’ and officers’ liability insurance and fiduciary liability insurance for events, acts and omissions occurring at or prior to the Effective Times for an aggregate period of no less than six (6) years from the Effective Times that is not materially less favorable than each Party’s existing policy or, if such coverage is unavailable, the best available coverage; provided, however, that in no event shall Parent or the TiVo Surviving Corporation be required to expend for such policies an annual premium amount greater than 300% of TiVo’s policy in existence as of the date of this Agreement.

(e)    The provisions of this Section 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the applicable Party’s certificate of incorporation and by-laws or similar organization documents in effect as of the date of this Agreement or in any Contract of the applicable Party or its respective Subsidiaries in effect as of the date of this Agreement. The obligations of Parent and TiVo under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.10 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10).
(f)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Rovi or TiVo or any of their respective Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to or in substitution for any such claims under such policies.
5.11    Control of Operations; Rights under Intellectual Property. Notwithstanding anything else in this Agreement that may be deemed to the contrary, nothing in this Agreement (a) shall, directly or indirectly, give Rovi or TiVo or their respective Subsidiaries control over the other Party’s (or its Subsidiaries’) operations, business or decision-making before the Effective Times, and control over all such matters shall remain in the hands of Rovi and its Subsidiaries or TiVo and its Subsidiaries, consistent with the terms and conditions of this Agreement, (b) shall, is intended or shall be deemed to constitute the grant of control of the patent portfolio, or any of the rights relating to such patents, including the right to grant licenses (including options, licenses, releases and covenants not to sue) to such patents, of either Rovi or its Subsidiaries or TiVo or its Subsidiaries with respect to or under the patents of the other Party or its Subsidiaries before or after the Effective Times. For each of clauses (a) and (b) above, the term Subsidiary shall only include an entity for so long as such entity is a Subsidiary.
5.12    Employee Benefit Plans.
(a)    With respect to each employee of TiVo and its Subsidiaries as of the Effective Times (each such employee, a “Covered Employee”), for a period of twelve (12) months following the Effective Times, Parent shall, or shall cause a Subsidiary of Parent to, provide to each Covered Employee (i) a base salary or wage rate (as applicable) and annual company bonus plan opportunity that are no less favorable to each Covered Employee than in effect for such Covered Employee immediately prior to the Effective Times and (ii) health and welfare benefits that are, in the aggregate, no less favorable to such Covered Employee than the health and welfare benefits provided to similarly situated employees of Rovi immediately prior to the Effective Times.
(b)    Following the Effective Times, Parent shall, or shall cause Rovi and its Affiliates and any successors thereto to, assume, honor, fulfill and discharge TiVo’s and its

Subsidiaries’ obligations under the agreements listed on Section 5.12(b) of the TiVo Disclosure Schedule as set forth thereon.
(c)    As of the Effective Times, Parent shall waive, subject to any legal limitation, or shall use reasonable best efforts to cause its and Rovi’s and TiVo’s third party insurance providers or third party administrators to waive, all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Covered Employee under any welfare plans that such employees may be eligible to participate in after the Effective Times, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Times under any comparable employee benefit plan. In addition, while giving effect to Sections 5.12(a) and 5.12(b), as of the Effective Times, the Covered Employees shall be eligible to participate in the Rovi ESPP on the same terms and conditions as similarly situated employees of Parent, Rovi and their respective Affiliates, and Parent shall, and shall cause Rovi and TiVo to, give Covered Employees full credit for purposes of eligibility, vesting and level of benefits (including for purposes of paid-time off, severance and short-term disability benefits, but not for benefit accrual purposes under any defined benefit pension plan) under any employee benefit and compensation plans or arrangements maintained by Parent or any of its Affiliates for such Covered Employees’ service with Rovi, TiVo or any of their respective Affiliates to the same extent that such service was credited for purposes of any comparable employee benefit plan immediately prior to the Effective Times and in no event shall service prior to the Effective Times be required to be taken into account if such service credit would result in the duplication of benefits with respect to the same period.
(d)    No later than three (3) Business Days prior to the date that TiVo and Rovi become part of the same controlled group pursuant to Sections 414(b), (c), (m) or (o) of the Code (the “Controlled Group Date”), TiVo shall, effective as of at least one (1) day prior to the Controlled Group Date, have terminated the TiVo Inc. 401(k) Plan (the “TiVo 401(k) Plan”); provided, Rovi will cause that certain Rovi Corporation 401(k) Retirement Plan (the “Rovi 401(k) Plan”) to accept rollovers (including rollovers of loans) from and after the Effective Times from the TiVo 401(k) Plan with respect to the Covered Employees.
(e)    Parent hereby acknowledges that a “change in control”, “change of control” or term of similar import within the meaning of each TiVo Benefit Plan will occur upon the TiVo Effective Time.
(f)    At Rovi’s reasonable request, TiVo shall provide periodic updates with respect to the negotiation, execution, adoption, amendment or termination of any collective bargaining Contract to which TiVo is a party.
(g)    No provision of this Section 5.12 shall be construed as a limitation on the right of Parent, or to cause Rovi, TiVo and their respective Affiliates to, amend or terminate any specific TiVo Benefit Plan or Rovi Benefit Plan that TiVo or Rovi would otherwise have under the terms of such TiVo Benefit Plan or Rovi Benefit Plan, or shall any provision of this Section 5.12 be construed to require the continuation of the employment of any particular Covered Employee. The provisions of this Section 5.12 are solely for the benefit of the Parties to this Agreement, and no current or former director, officer, employee or independent contractor or any other person shall be a third-party beneficiary of this Section 5.12 of this Agreement, and nothing herein shall be construed as an amendment to any TiVo Benefit Plan or Rovi Benefit Plan or other compensation or benefit plan or arrangement for any purpose.
5.13    Election to Parent Board; Governance. Rovi and Parent shall, prior to the TiVo Effective Time and effective as of immediately following the TiVo Effective Time, set the size of Parent’s Board of Directors to a number no less than eight (8) and no more than eleven (11), which number shall include any members of the TiVo Board of Directors appointed pursuant to this Section (the “Board Size”). Subject to the following sentence, prior to the Effective Times, Rovi and Parent shall take all action necessary to appoint to the Board of Directors of Parent, with effect immediately after the TiVo Effective Time: (i) If the Board Size is set at eight (8) or nine (9), two (2) individuals from the TiVo Board of Directors mutually agreed upon by TiVo and Rovi; or (ii) If the Board Size is set at ten (10) or eleven (11), three (3) individuals from the TiVo Board of Directors mutually agreed upon by TiVo and Rovi. If the number of individuals on the TiVo Board of Directors willing to serve on the Board of Directors of Parent immediately following the TiVo Effective Time is fewer than the number provided for above, then the number of individuals that Rovi and Parent shall be required to appoint to the Board of Directors of Parent pursuant to this Section 5.13 shall be reduced to the number of persons willing to so serve. Additionally, prior to and as of the Effective Times, Rovi and Parent shall not have taken any action or agreed to take any action to expand the Parent Board to a size greater than eleven (11).
5.14    Transaction Litigation. In the event that any litigation related to this Agreement, the Merger or the other Transactions (“Transaction Litigation”) is brought, or, to the Knowledge of Rovi or TiVo, threatened in writing, against a Party and/or the members of the Party’s board of directors prior to the Effective Times, such Party against which the litigation has been brought or which has knowledge of such threat shall promptly notify the other Parties of any such Transaction Litigation and shall keep the other Parties reasonably informed with respect to the status thereof. Each Principal Party shall give the other Principal Party the opportunity to participate in the defense or settlement of any Transaction Litigation, but no Party shall settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement regarding any Transaction Litigation without the prior written consent of both Principal Parties, which consent shall not be unreasonably withheld, conditioned or delayed.
5.15    Additional Agreements. In case at any time after the Effective Times any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Parent with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Mergers, the proper officers and directors of each Party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Rovi.
5.16    Stock Exchange Listing. Parent and Rovi shall use their reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the Mergers and shares of Parent Common Stock to be reserved upon exercise of options to purchase Parent Common Stock (including shares of Parent Common Stock to be issued in connection with the treatment of TiVo Stock Plans hereunder, as applicable) to be listed on NASDAQ, subject to official notice of issuance, prior to the respective Effective Times.

5.17    Section 16 Matters. Prior to the Effective Times, Rovi and TiVo shall take all such steps as may be required to cause any dispositions of Rovi Common Stock or TiVo Common Stock (including derivative securities with respect to Rovi Common Stock or TiVo Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Rovi and TiVo or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.18    Tax-Free Qualification.
(a)    Each of Rovi, Parent and the Merger Subs shall use its respective reasonable best efforts to, and cause each of their respective Subsidiaries to, (i) cause the Mergers, taken together, to be treated as an “exchange” described in Section 351(a) of the Code, (ii) cause the Rovi Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) to obtain the opinion of counsel referred to in Section 6.2(d). Each of Rovi, Parent and the Merger Subs shall use its respective reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its respective Subsidiaries to, take any action (including any action otherwise permitted by this Section 5.18) that would prevent or impede (A) the Mergers, taken together from being treated as an “exchange” described in Section 351(a) of the Code and (B) the Rovi Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(b)    TiVo shall use its respective reasonable best efforts to, and cause each of its Subsidiaries to, (i) cause the Mergers, taken together, to be treated as an “exchange” described in Section 351(a) of the Code and (ii) to obtain the opinion of counsel referred to in Section 6.3(d). TiVo shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its respective Subsidiaries to, take any action (including any action otherwise permitted by this Section 5.18) that would prevent or impede the Mergers, taken together, from qualifying as an “exchange” described in Section 351(a) of the Code.
(c)    Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of the Parties shall report the Mergers for U.S. federal income tax purposes collectively as an “exchange” within the meaning of Section 351(a) of the Code. Parent will (and following the Closing will cause the Rovi Surviving Corporation and the TiVo Surviving Corporation, as applicable, to) file all required information with its Tax Returns and maintain all records required for Tax purposes.
5.19    Tax Representation Letters. TiVo shall use its reasonable best efforts to deliver to Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Cooley LLP (“Cooley”) a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of TiVo, containing representations of TiVo, and Rovi shall use its reasonable best efforts to deliver to Skadden and Cooley a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Rovi, containing representations of Rovi, in each case as shall be reasonably necessary or appropriate to enable Cooley to render the opinion described in Section 6.2(d) of this Agreement and Skadden to render the opinion described in Section 6.3(d) of this Agreement.

5.20    TiVo Convertible Senior Notes.
(a)    Promptly after the date hereof, TiVo shall provide the notice required pursuant to Section 10.01(b)(iv) of the TiVo Convertible Senior Notes Indenture. In addition, prior to the TiVo Effective Time, TiVo shall timely provide all other notices required pursuant to the TiVo Convertible Senior Notes Indenture (including Sections 10.11 and 10.12 thereof) and pursuant to the terms of the TiVo Bond Hedge Options and the TiVo Warrants, in each case in connection with the TiVo Merger. Each such notice shall be in form and substance reasonably acceptable to Rovi.
(b)    Prior to the TiVo Effective Time, TiVo shall enter into a supplemental indenture to the TiVo Convertible Senior Notes Indenture as required pursuant to Section 10.12 thereof, which supplemental indenture shall be in form and substance reasonably acceptable to Rovi, and shall comply with the requirements of Section 5.01 of the TiVo Convertible Senior Notes Indenture. In addition, the Parties shall cooperate with regards to any amendments, modifications or supplements to, adjustments, calculations and determinations under, or termination of the TiVo Bond Hedge Options and the TiVo Warrants (including any documentation required to be entered into by Parent under the terms of the TiVo Warrants prior to the date of the TiVo Merger), TiVo shall promptly inform Rovi of any communications with the counterparties thereto (or any of their respective Affiliates or any other Person, in each case, to the extent such Affiliate or Person expressly represents the interests of the counterparties thereto (such counterparties, together with any such Affiliates and other Persons, the “TiVo Bond Hedge Counterparties”)) and any proposed amendments, modifications or supplements thereto, adjustments, calculations or determinations thereunder or termination thereof and TiVo shall not agree to any amendments, modifications or supplements to, or adjustments, calculations and determinations under, or termination of the TiVo Bond Hedge Options or TiVo Warrants without the prior written consent of Rovi. Further, TiVo shall at Rovi's reasonable request (i) initiate or continue, reasonable discussions or reasonable negotiations with the TiVo Bond Hedge Counterparties, with respect to any determination, adjustment or calculation in connection with the TiVo Bond Hedge Options or the TiVo Warrants, including with respect to any cash amounts or shares of TiVo Common Stock that may be receivable, issuable, deliverable or payable by TiVo pursuant to the TiVo Bond Hedge Options or the TiVo Warrants (including upon termination thereof), and (ii) engage a consultant or other advisor reasonably acceptable to Rovi to negotiate and advise on the termination and unwind of the TiVo Bond Hedge Options and TiVo Warrants. TiVo shall promptly provide Rovi with any written notices or other documents received from any TiVo Bond Hedge Counterparty with respect to any determination, adjustment or calculation under, or in connection with any discussions or negotiations related to, the TiVo Bond Hedge Options or TiVo Warrants. Except as required under the TiVo Bond Hedge Options or TiVo Warrants, TiVo shall not make any cash payments or share deliveries with respect to the TiVo Bond Hedge Options or TiVo Warrants without Rovi’s prior written consent and shall give Rovi the option to participate (and have its counsel and advisors participate) in any such discussions and negotiations with the TiVo Bond Hedge Counterparties. TiVo shall provide Rovi and its counsel and advisors reasonable opportunity to review and comment on any written response to any written notice or other document received from any TiVo Bond Hedge Counterparty with respect to any determination, adjustment or computation under, or in connection with any discussions or negotiations related to, the TiVo Bond Hedge Options or TiVo Warrants prior to making any such response, and TiVo shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Rovi or its counsel and advisors with respect thereto prior to making any such response.
(c)    Prior to the Rovi Effective Time, Rovi shall timely provide all notices required pursuant to the Rovi Convertible Senior Notes Indenture (including Section 14.10 thereof) and pursuant to the terms of the Rovi Bond Hedge Options and the Rovi Warrants, in each case in connection with the Rovi Merger.
(d)    Prior to or at the Rovi Effective Time, Parent and Rovi shall enter into a supplemental indenture to the Rovi Convertible Senior Notes Indenture as required pursuant to Section 14.07 thereof and shall otherwise comply with the requirements of Section 14.07 thereof.
ARTICLE VI
CONDITIONS TO THE MERGERS
6.1    Conditions to Obligations of Each Party. The obligations of Rovi, Rovi Merger Sub and Parent to consummate the Rovi Merger and of TiVo, TiVo Merger Sub and Parent to consummate the TiVo Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Rovi or Parent, as the case may be, on behalf of itself and its Subsidiaries, and TiVo):
(a)    Stockholder Approval. TiVo shall have obtained the TiVo Stockholder Approval, and Rovi shall have obtained the Rovi Stockholder Approval.
(b)    NASDAQ Listing. The shares of Parent Common Stock issuable to TiVo’s and Rovi’s stockholders pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.
(c)    Statutes and Injunctions. No Order (disregarding for these purposes any foreign antitrust or competition Law-related Orders) shall have been promulgated, entered, enforced, enacted or issued or shall be applicable to the Mergers or other Transactions by any Governmental Entity with jurisdiction over the Parties which prohibits, restrains or makes illegal the consummation of the Mergers or other Transactions and shall continue in effect.
(d)    Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order, or proceedings for that purpose that have been initiated or threatened in writing by the SEC that have not been withdrawn.
(e)    HSR Act. The waiting period (and any extensions thereof) under the HSR Act shall have expired or been terminated.
6.2    Conditions to Obligations of Rovi, Parent and the Merger Subs to Effect the Rovi Merger. The obligations of Rovi, Parent and Rovi Merger Sub to consummate the Rovi Merger and of Parent and TiVo Merger Sub to consummate the TiVo Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by Rovi or Parent, as the case may be, on behalf of itself and such other entities):

(a)    The representations and warranties of TiVo set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or TiVo Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof would not have a TiVo Material Adverse Effect; provided, that the representations and warranties of TiVo set forth in (A) Section 3.1(a), the first sentence of Section 3.1(b) and the second sentence of Section 3.1(c) (Qualification, Organization, Subsidiaries, etc.), (B) Section 3.2(a) (Capital Stock), (C) Sections 3.3(a), (b) and (d)(i) (but, with respect to TiVo’s Subsidiaries, solely with respect to TiVo’s Subsidiaries that are material to the business of TiVo and its Subsidiaries, taken as a whole) (Corporate Authority Relative to This Agreement; No Violation), (D) Section 3.9(c) (Absence of Certain Changes or Events) and (E) Section 3.18 (Finders or Brokers) shall be true and correct in all material respects (except, with respect to Section 3.2(a), to the extent that such inaccuracies would be immaterial in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). Rovi, Parent and the Merger Subs shall have received a certificate validly executed and signed on behalf of TiVo by its chief executive officer and chief financial officer certifying that this condition has been satisfied.
(b)    TiVo shall have performed or complied with all of the obligations, agreements and covenants (other than those set forth in Section 5.7) required by this Agreement to be performed or complied with by it in all material respects and Rovi, Parent and the Merger Subs shall have received a certificate validly executed and signed on behalf of TiVo by its chief executive officer and chief financial officer certifying that this condition has been satisfied.
(c)    Since the date of this Agreement, there shall not have been any TiVo Material Adverse Effect and Parent and the Merger Subs shall have received a certificate validly executed and signed on behalf of TiVo by its chief executive officer and chief financial officer certifying that this condition has been satisfied.
(d)    Rovi shall have received from Cooley, counsel to Rovi, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, (i) the Mergers, taken together, will be treated as an “exchange” described in Section 351(a) of the Code or (ii) the Rovi Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Rovi shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in the Tax Representation Letters described in Section 5.19 of this Agreement.
(e)    There shall be (i) no Proceeding pending in a United States District Court commenced by a Governmental Entity seeking an Order that would prohibit, restrain or make illegal the consummation of the Mergers or the other Transactions under the U.S. antitrust laws and (ii) no motion of a Governmental Entity pending in a United States Court of Appeals, seeking on an expedited basis, appeal, review, rehearing or reconsideration of the matters set forth in clause (i) that has been granted by such United States Court of Appeals.

6.3    Conditions to Obligations of TiVo to Effect the TiVo Merger. The obligation of TiVo to consummate the TiVo Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by TiVo):
(a)    The representations and warranties of Rovi, Parent and the Merger Subs set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Rovi Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof would not have a Rovi Material Adverse Effect; provided, that the representations and warranties of Rovi set forth in (A) Section 4.1(a) and the second sentence of Section 4.1(c) (Qualification, Organization, Subsidiaries, etc.), (B) Section 4.2(a) (Capital Stock), (C) Section 4.3(a), (b) and (d)(i) (but, with respect to Rovi’s Subsidiaries, solely with respect to Rovi’s Subsidiaries that are material to the business of Rovi and its Subsidiaries, taken as a whole) (Corporate Authority Relative to This Agreement; No Violation), (D) Section 4.9(c) (Absence of Certain Changes or Events) and (E) Section 4.18 (Finders or Brokers) shall be true and correct in all material respects (except, with respect to Section 4.2(a), to the extent that such inaccuracies would be immaterial in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). TiVo shall have received a certificate validly executed and signed on behalf of Rovi by its chief executive officer and chief financial officer certifying that this condition has been satisfied.
(b)    Rovi, Parent and the Merger Subs shall have performed or complied with, as applicable, all of the obligations, agreements and covenants (other than those set forth in Section 5.7) required by this Agreement to be performed or complied with by each of them in all material respects and TiVo shall have received a certificate validly executed and signed on behalf of Rovi by its chief executive officer and chief financial officer certifying that this condition has been satisfied.
(c)    Since the date of this Agreement, there shall not have been any Rovi Material Adverse Effect and TiVo shall have received a certificate validly executed and signed on behalf of Rovi by its chief executive officer and chief financial officer certifying that this condition has been satisfied.
(d)    TiVo shall have received from Skadden, counsel to TiVo, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Mergers, taken together, will be treated as an “exchange” described Section 351(a) of the Code. In rendering such opinion, counsel to TiVo shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in the Tax Representation Letters described in Section 5.19 of this Agreement.

ARTICLE VII
TERMINATION
7.1    Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Mergers contemplated herein may be abandoned at any time prior to the TiVo Effective Time, whether before or after the TiVo Stockholder Approval and/or the Rovi Stockholder Approval:
(a)    By the mutual written consent of Rovi and TiVo.
(b)    By either of TiVo or Rovi:
(i)    if any Governmental Entity in the United States shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Transactions and such Order shall have become final and non-appealable; provided, that the Principal Party seeking to terminate this Agreement pursuant to this Section shall have used its reasonable best efforts to contest, appeal and remove such Order in accordance with Section 5.9, and shall not have breached any representations, warranties, covenants or other agreements contained in this Agreement that resulted in or caused the issuance of such Order;
(ii)    if the Transactions shall not have been consummated by October 14, 2016 (the “Outside Date”); provided, however, that if the conditions set forth in Section 6.1(c), Section 6.1(e) or Section 6.2(e) shall not have been satisfied or duly waived by all Parties entitled to the benefit of such condition by the fifth (5th) Business Day prior to the Outside Date, either Rovi or TiVo may, by written notice delivered to the other Principal Party, extend the Outside Date from time to time to a date not later than three (3) months from its originally scheduled expiry (in which case any references to the Outside Date herein shall mean the Outside Date as extended); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to TiVo or Rovi if its action or failure to act constitutes a material breach or violation of any of its covenants, agreements or other obligations hereunder and such material breach or violation caused or resulted in (1) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VI prior to the Outside Date (as the same may be extended) or (2) the failure of the Closing to occur by the Outside Date (as the same may be extended);
(iii)    if the Rovi Stockholders Meeting (following any and all adjournments and postponements) shall have finally concluded and the Rovi Stockholder Approval shall not have been obtained; provided, however, that Rovi may not terminate this Agreement pursuant to this Section 7.1(b)(iii) if Rovi has breached in any material respect its obligations under Section 5.3(c) of this Agreement in a manner that caused or resulted in the failure of the Rovi Stockholder Approval to be obtained; or
(iv)    if the TiVo Stockholders Meeting (following any and all adjournments and postponements) shall have finally concluded and the TiVo Stockholder

Approval shall not have been obtained; provided, however, that TiVo may not terminate this Agreement pursuant to this Section 7.1(b)(iv) if TiVo has breached in any material respect its obligations under Section 5.3(b) of this Agreement in a manner that caused or resulted in the failure of the TiVo Stockholder Approval to be obtained.
(c)    By TiVo:
(i)    if (A) the Rovi Board or any committee makes, prior to the Rovi Stockholders Meeting, a Rovi Adverse Recommendation Change, (B) the Rovi Board or any committee thereof shall have failed to include the Rovi Recommendation in the Joint Proxy Statement/Prospectus distributed to its stockholders, (C) a tender offer or exchange offer is commenced and the Rovi Board shall have failed to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) Business Days of the commencement of such tender offer or exchange offer, (D) the Rovi Board or any committee thereof shall have refused to affirm publicly the Rovi Recommendation following any reasonable written request by TiVo to provide such reaffirmation (including in the event of a Takeover Proposal (other than pursuant to a commenced tender offer or exchange offer) having been publicly disclosed) prior to the earlier of (x) ten (10) calendar days following such request and (y) five (5) Business Days prior to the Rovi Stockholders Meeting (provided, in the case of clause (y), that if such request is made less than eight (8) Business Days prior to such meeting, then, notwithstanding the foregoing, the Rovi Board or any committee thereof shall have four (4) Business Days to respond to such request for reaffirmation), it being further agreed that no such request for such affirmation shall be made except once per Takeover Proposal or material modification of such Takeover Proposal that, in the reasonable judgment of TiVo, calls into question whether the Rovi Stockholder Approval will be obtained or (E) the Rovi Board formally resolves to take or publicly announces an intention to take any of the foregoing actions; provided, that the right to terminate this Agreement pursuant to foregoing clauses (A) through (E) which arises following the commencement or announcement of a Takeover Proposal shall expire if not exercised prior to the tenth (10th) Business Day following the date on which a right to terminate under this Section 7.1(c)(i) first arose or the Rovi Stockholder Approval shall have already been obtained;
(ii)    prior to the receipt of the Rovi Stockholder Approval, if Rovi shall be in Willful Breach of its obligations pursuant to Section 5.4;
(iii)    if Rovi shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b) (assuming that the date of such determination is the Closing Date) and (ii) is incapable of being cured by Rovi by the Outside Date (as the same may be extended); provided, however, TiVo shall not have a right to terminate this Agreement pursuant to this Section 7.1(c)(iii) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.1 or Section 6.2; or
(iv)    prior to the receipt of the TiVo Stockholder Approval, so that TiVo may enter into a definitive agreement providing for a Superior Proposal.
(d)    By Rovi:
(i)    if (A) the TiVo Board or any committee makes, prior to the TiVo Stockholders Meeting, a TiVo Adverse Recommendation Change, (B) the TiVo Board or any committee thereof shall have failed to include the TiVo Recommendation in the Joint Proxy Statement/Prospectus distributed to its stockholders, (C) a tender offer or exchange offer is commenced and the TiVo Board shall have failed to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) Business Days of the commencement of such tender offer or exchange offer, (D) the TiVo Board or any committee thereof shall have refused to affirm publicly the TiVo Recommendation following any reasonable written request by Rovi to provide such reaffirmation (including in the event of a Takeover Proposal (other than pursuant to a commenced tender offer or exchange offer) having been publicly disclosed) prior to the earlier of (x) ten (10) calendar days following such request and (y) five (5) Business Days prior to the TiVo Stockholders Meeting (provided, in the case of clause (y), that if such request is made less than eight (8) Business Days prior to such meeting, then, notwithstanding the foregoing, the TiVo Board or any committee thereof shall have four (4) Business Days to respond to such request for reaffirmation), it being further agreed that no such request for such affirmation shall be made except once per Takeover Proposal or material modification of such Takeover Proposal that, in the reasonable judgment of Rovi, calls into question whether the TiVo Stockholder Approval will be obtained or (E) the TiVo Board formally resolves to take or publicly announces an intention to take any of the foregoing actions; provided, that the right to terminate this Agreement pursuant to foregoing clauses (A) through (E) which arises following the commencement or announcement of a Takeover Proposal shall expire if not exercised prior to the tenth (10th) Business Day following the date on which a right to terminate under this Section 7.1(d)(i) first arose or the TiVo Stockholder Approval shall have already been obtained.
(ii)    prior to the receipt of the TiVo Stockholder Approval, if TiVo shall be in Willful Breach of its obligations pursuant to Section 5.4; or
(iii)    if TiVo shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.2(a) or 6.2(b) (assuming that the date of such determination is the Closing Date) and (ii) is incapable of being cured by TiVo by the Outside Date (as the same may be extended); provided, however, that Rovi shall not have a right to terminate this Agreement pursuant to this Section 7.1(d)(iii) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.1 or Section 6.3; or
(iv)    prior to the receipt of the Rovi Stockholder Approval, so that Rovi may enter into a definitive agreement providing for a Superior Proposal.
7.2    Effect of Termination. In the event of the termination of this Agreement by either Rovi or TiVo as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating Party to the other Principal Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Rovi, Parent, the Merger Subs or TiVo, other than this Section 7.2, Section 7.3 and Article VIII, which provisions shall survive such termination; provided, however, that nothing in this Section 7.2 shall relieve any Party from liability for such Party’s fraud, Willful Breach of a representation or warranty or Willful Breach of any covenant or other agreement contained in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.
7.3    Termination Fee; Expenses.
(a)    Except as otherwise provided in this Section 7.3, all out-of-pocket fees and expenses (including all fees and expenses of legal counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates and SEC and HSR filing fees) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions shall be borne solely by the Party that has incurred such fees and expenses.
(b)    In the event that (i) this Agreement is terminated and, at the time of such termination of this Agreement, could have been (or was) terminated by TiVo pursuant to Section 7.1(b)(ii) or Section 7.1(b)(iii); and (ii) a Takeover Proposal (substituting “50%” for “20%” in the definition of “Takeover Proposal”) for Rovi (whether or not modified after it was first made) is publicly disclosed, announced or otherwise made public for the first time (in each case, other than by TiVo) (1) (in the case of Section 7.1(b)(ii)) twenty (20) days prior to the date of termination and on or after the date hereof, where the vote seeking the Rovi Stockholder Approval at the Rovi Stockholders Meeting had not been taken prior to the second (2nd) Business Day prior to the Outside Date (after giving effect to any and all extensions under Section 7.1(b)(ii)), provided, that such Takeover Proposal was not withdrawn prior to the termination of this Agreement; or (2) (in the case of Section 7.1(b)(iii)) ten (10) Business Days prior to the date of the Rovi Stockholders Meeting and on or after the date hereof (provided, that such Takeover Proposal was not withdrawn prior to the final conclusion of the Rovi Stockholders Meeting), then Rovi shall pay to TiVo, on the date of termination, $9,150,000 payable by wire transfer of same day funds, on the date of such termination. If within one (1) year following such a termination by Rovi pursuant to the preceding sentence Rovi enters into a definitive agreement providing for, or otherwise consummates, a Takeover Proposal (substituting “50%” for “20%” in the definition of “Takeover Proposal”), then Rovi shall pay to TiVo the

Termination Fee (less any amount previously paid by Rovi pursuant to this Section 7.3(b)), by wire transfer of same day funds, upon the earlier of the public announcement of Rovi’s entry into any such agreement or the consummation of any such transaction. In the event such a Takeover Proposal (substituting 50% for 20% in the definition of “Takeover Proposal”) is consummated prior to the termination of this Agreement, then Rovi shall promptly pay to TiVo the Termination Fee.
(c)    In the event that (i) this Agreement is terminated and, at the time of such termination of this Agreement, could have been (or was) terminated by Rovi pursuant to Section 7.1(b)(ii) or Section 7.1(b)(iv); and (ii) a Takeover Proposal (substituting “50%” for “20%” in the definition of “Takeover Proposal”) for TiVo (whether or not modified after it was first made) is publicly disclosed, announced or otherwise made public for the first time (in each case, other than by Rovi) (1) (in the case of Section 7.1(b)(ii)) twenty (20) days prior to the date of termination and on or after the date hereof, where the vote seeking the TiVo Stockholder Approval at the TiVo Stockholders Meeting had not been taken prior to the second (2nd) Business Day prior to the Outside Date (after giving effect to any and all extensions under Section 7.1(b)(ii)), provided, that such Takeover Proposal was not withdrawn prior to the termination of this Agreement; or (2) (in the case of Section 7.1(b)(iv)) ten (10) Business Days prior to the date of the TiVo Stockholders Meeting and on or after the date hereof (provided, that such Takeover Proposal was not withdrawn prior to the final conclusion of the TiVo Stockholders Meeting), then TiVo shall pay to Rovi on the date of termination, $9,150,000 payable by wire transfer of same day funds, on the date of such termination. If within one (1) year following such a termination by TiVo pursuant to the preceding sentence TiVo enters into a definitive agreement providing for, or otherwise consummates, a Takeover Proposal (substituting “50%” for “20%” in the definition of “Takeover Proposal”), then TiVo shall pay to Rovi the Termination Fee (less any amount previously paid by TiVo pursuant to this Section 7.3(c)), by wire transfer of same day funds, upon the earlier of the public announcement of TiVo’s entry into any such agreement or the consummation of any such transaction. In the event such a Takeover Proposal (substituting 50% for 20% in the definition of “Takeover Proposal”) is consummated prior to the termination of this Agreement, then TiVo shall promptly pay to Rovi the Termination Fee.
(d)    In the event this Agreement (A) is, or, at the time of a termination of this Agreement pursuant to Section 7.1(b)(iii), could have been, terminated by TiVo pursuant to Section 7.1(c)(i) or (B) is, or, at the time of a termination of this Agreement pursuant to Section 7.1(b)(iv), could have been, terminated by Rovi pursuant to Section 7.1(d)(i), then the Party who terminated (or could have terminated, as applicable) pursuant to Sections 7.1(c)(i) or 7.1(d)(i) shall be paid by the other Principal Party, no later than two Business Days after the date of termination, the Termination Fee, payable by wire transfer of same day funds.
(e)    In the event this Agreement (i) in the case of TiVo, is, or could have been, terminated by TiVo pursuant to Section 7.1(c)(ii) on the date of termination, Rovi shall pay TiVo no later than two Business Days after the date of termination, the Termination Fee, payable by wire transfer of same day funds or (ii) in the case of Rovi, is, or could have been, terminated by Rovi pursuant to Section 7.1(d)(ii) on the date of termination, then TiVo shall pay Rovi no later than two Business Days after the date of termination, the Termination Fee, payable by wire transfer of same day funds.

(f)    In the event this Agreement is terminated by TiVo pursuant to Section 7.1(c)(iv) or Rovi pursuant to Section 7.1(d)(iv), then the terminating Party shall pay the other Principal Party, on the date of termination, the Termination Fee payable by wire transfer of same day funds.
(g)    The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. The payments contemplated hereby shall be paid pursuant to this Section 7.3 regardless of any alleged breach by the payee of its obligations hereunder, provided, that no payment made by either Principal Party pursuant to this Section 7.3 shall operate or be construed as a waiver by such Principal Party of any breach of this Agreement by the other Principal Party or of any rights of such Principal Party in respect thereof. The Termination Fee, if paid, shall not be credited against any damages recovered by the payee arising from a breach of this Agreement by the payor. Notwithstanding anything to the contrary in this Agreement, in no event (i) shall the full amount of the Termination Fee be paid more than once by each Principal Party or (ii) shall anyone be paid an aggregate amount pursuant to Sections 7.3(a)-(f) in excess of the full amount of the Termination Fee. Any payments of the Termination Fee shall be made by wire transfer of immediately available funds, reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes, to the bank account of the Principal Party entitled to such payment listed in Schedule 7.3(g), as the same may be modified by the respective payee Principal Party by notice to the other Principal Party from time to time.
(h)    Each Party agrees that, notwithstanding anything in this Agreement to the contrary other than the provisions of Sections 7.2 and 8.6(b)(ii), (A) (x) in the event that the Termination Fee is paid to a Principal Party in accordance with this Section 7.3, the payment of such Termination Fee shall be the sole and exclusive remedy of such Principal Party, its Subsidiaries, stockholders, Affiliates and Representatives against the other Principal Party or any of its stockholders, Affiliates and Representatives for, and (y) in no event will the Principal Party being paid such Termination Fee or any of its stockholders, Affiliates and Representatives seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Mergers to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement; and (B) upon payment of the Termination Fee in accordance with this Section 7.3, no Principal Party paying such Termination Fee nor any Affiliates or Representatives of such Principal Party shall have any further liability or obligation to the other Principal Party relating to or arising out of this Agreement or the Transactions.
7.4    Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 7.1 or an amendment or waiver of this Agreement pursuant to Sections 8.1 or 8.2 shall, in order to be effective, require, in the case of TiVo, Rovi, Parent and the Merger Subs, action by their respective Boards of Directors or a duly authorized committee thereof, followed by written notice to the non-terminating Principal Party of the particular Section of this Agreement pursuant to which this Agreement is terminated. Termination of this Agreement prior to the Effective Times shall not require the approval of the stockholders or either TiVo or Rovi.

ARTICLE VIII
MISCELLANEOUS
8.1    Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of TiVo or Rovi contemplated hereby, by written agreement of the Parties at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that no amendment, modification or supplement of this Agreement shall be made following the adoption of this Agreement by the Rovi or TiVo stockholders unless, to the extent required, approved by the stockholders.
8.2    Extension; Waiver. At any time prior to the Effective Times, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.1, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Rovi or TiVo. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.
8.3    Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Times.
8.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, facsimile transmission (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
if to Rovi, Parent or the Merger Subs, to:

Rovi Corporation
Two Circle Star Way
San Carlos, CA 94070
Attention: General Counsel
Telephone No: (408) 562-8400
Facsimile: (408) 567-1807

with a copy to:
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304
Attention: Jon Gavenman
Steven J. Tonsfeldt
Craig Menden
Telephone No.: (650) 843-5000
Facsimile: (650) 849-7400
if to TiVo, to:
TiVo Inc.
2160 Gold Street
San Jose, CA 95002
Attention: General Counsel
Telephone No: (408) 519-9333
Facsimile: (408) 934-1361
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
Attention:    Thomas J. Ivey        Leif B. King
Telephone No.: (650) 470-4500
Facsimile: (650) 470-4570
8.5    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.
8.6    Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Confidentiality Agreement and any agreements entered into contemporaneously herewith: (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be governed by this Agreement), and (b) except for (i) as provided in Section 5.10 and (ii) the right of each Party to pursue damages, subject to the provisions and limitations in Section 7.2, and specific performance, on behalf of its stockholders, as applicable, in the event of another Partyʼs Willful Breach of this Agreement or fraud (which right is hereby acknowledged and agreed, and may be freely exercised notwithstanding Section 7.3(h)), are not intended to confer upon any Person other than the Parties any rights or remedies. Notwithstanding clause (b) of the immediately preceding sentence, following the TiVo Effective Time the provisions of Article II are enforceable by stockholders of TiVo to the extent necessary to receive the consideration to which such holder is entitled pursuant to Article II. Section 5.10 is intended for the benefit of, and shall be enforceable by, the Indemnitees. The letter agreement dated March 25, 2016, and all obligations thereunder are terminated concurrently with the execution of this Agreement.
8.7    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the Transactions, taken as a whole, are not affected in a manner materially adverse to any Party hereto.
8.8    Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would likewise occur if the Mergers were not consummated and the affected Party’s stockholders did not receive the Rovi Merger Consideration or TiVo Merger Consideration, as applicable, payable to them in accordance with the terms but subject to the conditions of this Agreement), and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the obligation of Rovi, Parent and the Merger Subs to consummate the Mergers, the obligation of TiVo to consummate the TiVo Merger and the obligation of Rovi, Parent and Merger Subs to pay, and the affected Party’s stockholders’ right to receive, the Rovi Merger Consideration or TiVo Merger Consideration, as applicable, payable to them pursuant to the Mergers, subject in each case to the terms and conditions of this Agreement) in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity.
8.9    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, except that each of the Merger Subs may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Rovi; provided, that, no such assignment shall be permitted hereunder if such assignment would reasonably be expected to (i) materially prevent or delay the consummation of the Transactions or (ii) result in any of the conditions to the Mergers set forth in Article VI not being satisfied. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
8.10    Headings; Interpretation. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. “Include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Rovi Disclosure

Schedule and the TiVo Disclosure Schedule. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “made available,” “delivered” or “provided” or terms of similar import, when used in the representations (including any attendant definitions) shall mean, in the case of Rovi, made available to Rovi and its Representatives prior to the date of this Agreement in the RR Donnelley Venue DataSite under the title “Safari”, made available to Representatives of Rovi via box.com and set forth on a schedule delivered to Representatives of Rovi that lists what was made available and who was given access or delivered to Rovi and, in the case of TiVo, made available to TiVo and its Representatives prior to the date of this Agreement in the CapLinked Virtual Data Room under the title “Project Rovi” or delivered to TiVo or its Representatives or made available at the offices of Rovi or its Representatives and set forth on a schedule delivered to Representatives of TiVo that lists what was made available and who was given access. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. All Exhibits and Schedules annexed hereto or referred to herein, and the TiVo Disclosure Schedule and the Rovi Disclosure Schedule, are hereby incorporated in and made a part of this Agreement as if set forth in full herein; provided, however, that the fact that any item of information is disclosed in either the TiVo Disclosure Schedule or the Rovi Disclosure Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others.
8.11    Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.
8.12    Enforcement; Exclusive Jurisdiction. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any court of the United States located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, any court of the United States located in the State of Delaware and (d) consents to service of process being made through the notice procedures set forth in Section 8.4.
8.13    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO (ON BEHALF OF ITSELF AND ITS SUBSIDIARIES) HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
8.14    Joint Obligations. Any covenant, agreement or obligation of Rovi hereunder shall be deemed to be and shall constitute a covenant, agreement and obligation of and by Parent to cause Rovi and the Merger Subs to perform and discharge such covenant, agreement or obligation. Any covenant, agreement or obligation of Parent or the Merger Subs hereunder shall be deemed to be and shall constitute a covenant, agreement and obligation of and by Rovi to cause Parent and the Merger Subs to perform and discharge such covenant, agreement or obligation. Rovi and Parent shall be jointly and severally liable for the failure by either of them, or either of the Merger Subs, to perform and discharge any of their respective covenants, agreements or obligations hereunder. Any covenant, agreement or obligation of a Subsidiary of Rovi or TiVo hereunder shall constitute a covenant, agreement or obligation of Rovi or TiVo, as appropriate, to cause such Subsidiary to take action. The action, or failure to act, of Parent and each Merger Sub in accordance with the terms of this Agreement and any breach by Parent and the Merger Subs of their agreements, representations and warranties in this Agreement shall in each case be deemed to, for the purpose of interpretation of this Agreement, constitute the action, failure to act and breach, as applicable, of Rovi.
8.15    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the Mergers shall be paid by the Party, without deduction from any amount payable to stockholders of Rovi or TiVo, upon which such Taxes and fees are imposed; provided that any transfer Taxes with respect to interests in real property owned, directly or indirectly, by Rovi or TiVo or any of their respective Subsidiaries shall be borne by Parent and expressly shall not be a liability of the stockholders of Rovi or TiVo, as the case may be. Parent, Rovi and TiVo shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any such Taxes and fees that are required or permitted to be filed on or before the Effective Times.
8.16    Definitions.
(a)    As used in this Agreement, the following terms and those set forth in the Index of Defined Terms, when used in this Agreement, and the Exhibits, Schedules, and other documents delivered in connection herewith, shall have the meanings specified in this Section 8.16 or on the corresponding page number of the Index of Defined Terms:
An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person (“control” has the meaning specified in Rule 405 under the Securities Act).
“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or commercial banks in the County of New York are authorized or required by Law to be closed.
“Confidentiality Agreement” means the confidentiality agreement dated March 20, 2015, between Rovi and TiVo, and as the same may be further amended, supplemented or otherwise modified by the parties.
“Covered Consultant” means an individual who is an employee of TiVo as of the date of this Agreement and who remains an active consultant of TiVo, other than as a non-employee member of the TiVo Board, as of the TiVo Effective Time.
“GAAP” means generally accepted accounting principles in the United States.
“Intervening Event” means any material event, condition, fact, occurrence, change or development that occurs, arises or becomes known to the Rovi Board, in the case of Rovi, or the TiVo Board, in the case of TiVo, after the date of this Agreement and prior to the Rovi Stockholder Approval or TiVo Stockholder Approval, as applicable, to the extent that such change, event, occurrence of development was unknown to the Rovi Board, in the case of Rovi, or the TiVo Board, in the case of TiVo, and was not reasonably foreseeable, in each case, as of the date of this Agreement; provided, that the receipt by Rovi or the Rovi Board, in the case of Rovi, or TiVo or the TiVo Board, in the case of TiVo, the existence or the terms of a Takeover Proposal or a Superior Proposal shall not, in any event, be deemed to constitute an Intervening Event.
“Joint Proxy Statement/Prospectus” means a proxy statement relating to the adoption and approval of this Agreement by TiVo’s stockholders and by Rovi’s stockholders at the TiVo Stockholders Meeting and Rovi Stockholders Meeting, respectively, to be filed with the SEC, as such document may be amended or supplemented from time to time.
“Knowledge” and “known” means the actual knowledge, including such knowledge as would have resulted from reasonable inquiry, of the executive officers of TiVo or Rovi, as the case may be, and in the case of TiVo shall also include the individual set forth on Schedule 8.16(a)(i).
“Lien” means all liens, pledges, charges, claims, mortgages, deeds of trust, security interests, restrictions on transfer, easements, encroachments, preemptive rights, rights of first refusal or other encumbrances.
“Material Adverse Effect” means, with respect to TiVo, on the one hand, or Rovi, on the other hand, any event, change, effect, development, state of facts, condition,

circumstances or occurrence (including any development arising after the date of this Agreement in any Proceeding) that, individually or in the aggregate, has or would be reasonably expected to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of such Party and its Subsidiaries, taken as a whole, except to the extent such material adverse effect results from (A) any changes in general United States or global economic conditions, except in the event that such changes in conditions have greater adverse materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which such Party and any of its Subsidiaries operate, (B) any changes in conditions generally affecting any of the industries in which such Party and its Subsidiaries operate, except in the event that such changes in conditions have a greater adverse materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in such industries, (C) any decline in the market price or trading volume of the common stock of such Party (it being understood that the facts or occurrences giving rise to or contributing to such decline may be taken into account in determining whether there has been or would be a Material Adverse Effect), (D) any regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except in the event that such conditions have a greater adverse materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which such Party and any of its Subsidiaries operate, (E) any failure, in and of itself, by such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or would be a Material Adverse Effect), (F) the execution and delivery of this Agreement or the public announcement or pendency of the Mergers or any of the other Transactions, (G) any change in applicable Law, regulation or GAAP (or authoritative interpretations thereof), (H) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except in the event that such conditions or events have a greater adverse materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which such Party and any of its Subsidiaries operate or (I) any action required to be taken pursuant to the express terms of this Agreement or taken at the request of the other Principal Party.
“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).
“Permitted Lien” means (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been taken, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date hereof, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or the use of the property subject thereto, (vi) statutory landlords’ liens and liens granted to landlords under any lease, and (vii) any purchase money security interests, equipment leases or similar financing arrangements.
“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.
“Rovi Bond Hedge Options” means, collectively, the outstanding bond hedge transaction call options to purchase shares of Rovi Common Stock pursuant to the (i) Confirmation re: Base Call Option Transaction, between Barclays Bank PLC, through its agent Barclays Capital Inc., and Rovi, dated February 26, 2015, (ii) Confirmation re: Additional Call Option Transaction, between Barclays Bank PLC, through its agent Barclays Capital Inc., and Rovi, dated February 27, 2015, (iii) Confirmation re: Base Call Option Transaction, between JPMorgan Chase Bank, National Association, London Branch, and Rovi, dated February 26, 2015, (iv) Confirmation re: Additional Call Option Transaction, between JPMorgan Chase Bank, National Association, London Branch, and Rovi, dated February 27, 2015, (v) Confirmation re: Base Call Option Transaction, between Morgan Stanley & Co. International plc and Rovi, dated February 26, 2015, and (vi) Confirmation re: Additional Call Option Transaction, between Morgan Stanley & Co. International plc and Rovi, dated February 27, 2015.
“Rovi Convertible Senior Notes” means Rovi’s 0.500% Convertible Senior Notes due 2020 issued under the Rovi Convertible Senior Notes Indenture.
“Rovi Convertible Senior Notes Indenture” means that certain Indenture, dated as of March 4, 2015, by and between Rovi and U.S. Bank National Association as trustee, as amended or supplemented to the date of this Agreement.
“Rovi Material Adverse Effect” means a Material Adverse Effect on Rovi and its Subsidiaries, taken as a whole.
“Rovi Warrants” means, collectively, the warrants issued by Rovi pursuant to the (i) Confirmation re: Base Warrants, between Barclays Bank PLC, through its agent Barclays Capital Inc., and Rovi, dated February 26, 2015, (ii) Confirmation re: Additional Warrants, between Barclays Bank PLC, through its agent Barclays Capital Inc., and Rovi, dated February 27, 2015, (iii) Confirmation re: Base Warrants, between JPMorgan Chase Bank, National Association, London Branch, and Rovi, dated February 26, 2015, (iv) Confirmation re: Additional Warrants, between JPMorgan Chase Bank, National Association, London Branch, and Rovi, dated February 27, 2015, (v) Confirmation re: Base Warrants, between Morgan Stanley & Co. International plc and Rovi, dated February 26, 2015, and (vi) Confirmation re:

Additional Warrants, between Morgan Stanley & Co. International plc and Rovi, dated February 27, 2015.
“Subsidiary” when used with respect to any Party means any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which at least a majority of the securities or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such Party or by any one or more of its Subsidiaries, or by such Party and one or more of its Subsidiaries, or (ii) that would be required to be consolidated in such Party’s financial statements under generally accepted accounting principles as adopted (whether or not yet effective) in the United States. For all purposes of this Agreement, Parent shall be deemed a Subsidiary of Rovi.
“Termination Fee” means an amount equal to $36,600,000.
“TiVo Bond Hedge Options ” means the outstanding bond hedge transaction call options to purchase shares of TiVo Capital Stock pursuant to the (i) Confirmation re: Base Bond Hedge Transaction and Side Letter, each between Barclays Bank PLC, through its agent Barclays Capital Inc., and TiVo, dated September 16, 2014, (ii) Confirmation re: Additional Bond Hedge Transaction and Side Letter, each between Barclays Bank PLC, through its agent Barclays Capital Inc., and TiVo, dated September 17, 2014, (iii) Confirmation re: Base Bond Hedge Transaction and Side Letter, each between Deutsche Bank AG, London Branch, through its agent Deutsche Bank Securities Inc., and TiVo, dated September 16, 2014, (iv) Confirmation re: Additional Bond Hedge Transaction and Side Letter, each between Deutsche Bank AG, London Branch, through its agent Deutsche Bank Securities Inc., and TiVo, dated September 17, 2014, (v) Confirmation re: Base Bond Hedge Transaction and Side Letter, each between Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc., and TiVo, dated September 16, 2014, (vi) Confirmation re: Additional Bond Hedge Transaction and Side Letter, each between Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc., and TiVo, dated September 17, 2014, (vii) Confirmation re: Base Bond Hedge Transaction and Side Letter, each between Royal Bank of Canada, through its agent RBC Capital Markets, LLC, and TiVo, dated September 16, 2014, and (viii) Confirmation re: Additional Bond Hedge Transaction and Side Letter, each between Royal Bank of Canada, through its agent RBC Capital Markets, LLC, and TiVo, dated September 17, 2014.
“TiVo Convertible Senior Notes” means TiVo’s 2% Convertible Senior Notes due 2021 issued under the TiVo Convertible Senior Notes Indenture.
“TiVo Convertible Senior Notes Indenture” means the Indenture, dated as of September 22, 2014, between TiVo and Wells Fargo Bank, National Association, as trustee, as amended or supplemented to the date of this Agreement.
“TiVo Designated Contracts” means the Contracts with the parties on Schedule 8.16(a)(i).
“TiVo Material Adverse Effect” means a Material Adverse Effect on TiVo and its Subsidiaries, taken as a whole.

“TiVo Warrants” means, collectively, the warrants issued by TiVo pursuant to the (i) Confirmation re: Base Warrant Transaction, between Barclays Bank PLC, through its agent Barclays Capital Inc., and TiVo, dated September 16, 2014, (ii) Confirmation re: Additional Warrant Transaction, between Barclays Bank PLC, through its agent Barclays Capital Inc. and TiVo Inc., dated September 17, 2014, (iii) Confirmation re: Base Warrant Transaction, between Deutsche Bank AG, London Branch, through its agent Deutsche Bank Securities Inc., and TiVo, dated September 16, 2014, (iv) Confirmation re: Additional Warrant Transaction, between Deutsche Bank AG, London Branch, through its agent Deutsche Bank Securities Inc., and TiVo, dated September 17, 2014, (v) Confirmation re: Base Warrant Transaction, between Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc., and TiVo, dated September 16, 2014, (vi) Confirmation re: Additional Warrant Transaction, between Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc., and TiVo, dated September 17, 2014, (vii) Confirmation re: Base Warrant Transaction, between Royal Bank of Canada, through its agent RBC Capital Markets, LLC, and TiVo, dated September 16, 2014 and (viii) Confirmation re: Additional Warrant Transaction, between Royal Bank of Canada, through its agent RBC Capital Markets, LLC, and TiVo, dated September 17, 2014.
“Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, a material breach of such representation or warranty that has been made with the Knowledge of the breaching Party on the date of this Agreement that such representation or warranty was in breach, (ii) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach, or failure to perform, that is a consequence of an act or omission undertaken by the breaching Party with the Knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement, and (iii) the failure by any Party to consummate the Transactions after all of the conditions set forth in Article VI have been satisfied or waived (by the Party entitled to waive any such applicable conditions).

In Witness Whereof, Rovi, Parent, TiVo, Rovi Merger Sub and TiVo Merger Sub have duly executed this Agreement, all as of the date first written above.
ROVI CORPORATION
By:     /s/ Thomas Carson

Name:     Thomas Carson

Title:     President and Chief Executive Officer
TIVO INC.
By:     /s/ Naveen Chopra

Name:     Naveen Chopra

Title:     Interim CEO
TITAN TECHNOLOGIES CORPORATION
By:     /s/ Thomas Carson

Name:     Thomas Carson

Title:     President and Chief Executive Officer
NOVA ACQUISITION SUB, INC.

By:     /s/ Sandy Kalina

Name:     Sandy Kalina

Title:     President and Chief Executive Officer
TITAN ACQUISITION SUB, INC.
By:     /s/ Sandy Kalina

Name:     Sandy Kalina

Title:     President and Chief Executive Officer